Exhibit 99.2

LOCAL TO GLOBAL EXPORT DEVELOPMENT CANADA 2024 INTEGRATED ANNUAL REPORT TAKE ON THE WORLD

2 EDC 2024 INTEGRATED ANNUAL REPORT EXPORT DEVELOPMENT CANADA TO 2024 INTEGRATED ANNUAL REPORT At EDC, we help Canadian companies reach new heights as they go from local to global. By focusing on diversifying trade and assisting exporters in accessing key and emerging markets, while fostering the sustainable and inclusive growth of Canadian companies of all sectors, we make Canada and the world better through trade. In this report, we pay tribute to our customers and some of the EDC people supporting them on their export journey. About EDC Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet. EDC is a financially self-sustaining Crown corporation operating at arm’s length from the Government of Canada. Land acknowledgement EDC’s head office in Ottawa, Ontario, is on the traditional, unceded territory of the Anishinaabe Algonquin Nation. We acknowledge that Indigenous peoples are the traditional guardians of all the lands we now call Canada. EDC honours the long history of trade between First Nations, Inuit and Métis peoples. We recognize this legacy as we collaborate with Indigenous peoples today to build new, inclusive trade frameworks in the spirit of reconciliation.

3	EDC 2024 INTEGRATED ANNUAL REPORT

Table of contents

4
About this report

5
Overview

6	Message from the Chair

7	Message from the President and CEO

8	Our vision and 2030 strategy

9	2024 economic environment

11	Our impact on Canadian exporters and the economy

12	Performance against objectives

17
Passion for customers

18	Tailoring solutions to customer needs

21	Accelerating digitization

22	Priority markets

24	Priority sectors

28	Partnerships

30	Canada’s export credit agency

31
Sustainability

32	ESG strategy and journey

35	Environmental and social risk management

36	Engaging with our stakeholders

38
Climate

39	Our commitment to responsible and sustainable business

40	2024 climate highlights

41	Measuring our climate progress

43	Supporting the energy transition

47	Climate-related risk

48
Human rights

49	Our approach

50	2024 key initiatives

51	2024 highlights

52
Business integrity

53	Responsible business

55	Corporate governance

59
Inclusion and caring

60	Inclusive trade

64	Supplier diversity

65	Inclusion, diversity and equity

68	Talent programs

69	Community investment

72
Governance and management team

73
Our global footprint

75
Financial review

75	Management’s discussion and analysis

113	Consolidated financial statements

173	Ten-year review

181	Glossary of financial terms

4 EDC 2024 INTEGRATED ANNUAL REPORT About this report Our integrated annual report combines standard reporting on corporate performance and financial metrics with sustainability performance and metrics, reflecting the importance of environmental, social and governance (ESG) matters to EDC’s business and core values. The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, Development Finance Institute Canada Inc. (FinDev Canada). The information presented throughout the rest of the report pertains only to EDC, unless otherwise specified. This report covers the fiscal year ended December 31, 2024. Our reporting currency is Canadian dollars. ESG reporting framework ESG external assurance The sustainability-related disclosures in this report have been prepared with reference to the 2021 Global Reporting Initiative (GRI) Universal Standards and the GRI Financial Services Sector Disclosures. ESG material topics were identified as part of our 2021 Materiality Assessment and continue to drive the content and scope of our reporting (see page 34 for more information). We use the GRI definition of materiality to define ESG topics, and our assessment is conducted every four years. The GRI Standards Content Index is available on our website. Each year, we undertake a limited assurance engagement over our ESG data, using the services of an independent third-party assurance provider. For specific information in this report, we engaged with PricewaterhouseCoopers LLP. (PwC). We have used the mark to indicate metrics where 2024 data has been assured. The limited assurance report from PwC is available on our website. Our reporting suite Forced Labour and Child Labour in SupplyChains Act Child Labour in Supply Chains Act TOPICS COVERED Corporate and ESG performance ESG integration with corporate strategy ESG policies Climate Human rights Sustainable bonds 2024 Integrated Annual Report 2024 Climate- Related Disclosure 2024 Sustainable Bond Impact Report 2023 Human Rights Report Fighting Against 2024 Report on Fighting Against Forced Labour and 2024 GRI Standards Content Index 2024 ESG Data Pack Additional publications Assurance Report EDC’s 2030 Strategy 2024–2028 Corporate Plan Summary FinDev Canada Annual Report Links within this document This report includes links to specific pages and web addresses for additional information. Quick link to the Quick link to management’s Quick link to the consolidated table of contents discussion and analysis financial statements Reference to another Reference to further page in the report reading online

5 EDC 2024 INTEGRATED ANNUAL REPORT

OVERVIEW

EDC's mandate—to support and develop Canada's export trade—gives us a unique ability to strategically deploy capital, build relationships and take on risk so Canadian companies can take on the world.

Message from the Chair	6
Message from the President and CEO	7
Our vision and 2030 strategy	8
2024 economic environment	9
Our impact on Canadian exporters and the economy	11
Performance against objectives	12

6	EDC 2024 INTEGRATED ANNUAL REPORT

Message from the Chair It has been a year of milestones at Export Development Canada: in 2024, the organization turned 80, and I marked my first full year as Board Chair.

“Through partnerships with fellow export credit agencies, Canadian financial institutions, federal institutions and private organizations, EDC was able to help level the playing field on issues that affect our customers’ competitiveness, deliver core financial solutions, guide Canadian companies through the trade ecosystem, remove barriers and address market gaps.”

The years ahead will, no doubt, bring about many new challenges and milestones. And after what I have learned this year—about this organization, the dedicated people who work here and the institutions that partner with or support us—I am confident we will, as a team, rise to the occasion.

Vivian Abdelmessih

Chair

Throughout this eventful year, as we marked each milestone, I saw the Corporation’s mandate—to support and grow Canada’s export trade—come to life, over and over again.

For example, the team opened three representations in the Indo-Pacific, bringing the total number in the region to 10, in addition to our Singapore branch. Together, these resources will help grow the number of Canadian exporters who can confidently enter the market, seize the vast opportunities and prosper.

I also saw a targeted effort on connections and partnerships pay off for customers across segments and sectors. For instance, the Business Connections Program helps open doors to relationships and opportunities with leading international buyers, which helped EDC facilitate $123 billion in exports, foreign investment and trade development activities.

Through partnerships with fellow export credit agencies, Canadian financial institutions, federal institutions and private organizations, EDC was able to help level the playing field on issues that affect our customers’ competitiveness, deliver core financial solutions, guide Canadian companies through the trade ecosystem, remove barriers and address market gaps.

Importantly, I saw EDC do all this with an evolving and maturing—but non-negotiable—commitment to strong environmental, human rights, governance and responsible business practices. As these systems become increasingly integrated in our business, EDC is consistently refining its policies; teams are building ESG-related capabilities and skills across the business; and leadership is regularly engaging with a wide range of stakeholders who are interested in, and affected by, our business.

Throughout this report, you will see data and read stories that illustrate this. You will see what EDC is doing today, by building on a foundation laid 80 years ago, to advance Canada’s trade agenda, and to help companies grow and have a positive impact at home and abroad.

While customers are at the core of EDC’s work, it’s the energy and dedication our employees put in every day that propel their successes. To our approximately 2,000 employees from across Canada and around the world, thank you for your commitment to growing Canada’s prosperity.

Another milestone EDC reached in 2024 was President and CEO Mairead Lavery’s last full year leading the organization. I want to thank Mairead, who guided this formidable group of employees for six years, for working tirelessly to grow EDC’s market presence, international standing, reputation and impact. On behalf of the Board, thank you for your vision and commitment to our mandate and to Canada.

I am looking forward to working with our next CEO, Alison Nankivell, whose experiences in global trade finance, capital markets, risk management, international business development and the innovation economy will be critical as EDC and its customers continue to navigate today’s complexities, challenges and opportunities.

Finally, I would like to express gratitude to my fellow Board members and to the Government of Canada for their unwavering support, guidance and vision, as well as to all those in the public service at Global Affairs Canada.

7	EDC 2024 INTEGRATED ANNUAL REPORT

Message from the President and CEO When I reflect on six years as President and CEO of Export Development Canada, there are two words that best characterize my experience: impact and gratitude.	Mairead Lavery Outgoing President and CEO (February 5, 2019 to February 4, 2025)

First, impact. Probably the most oft-repeated word in the EDC vocabulary, and for good reason. Everything we do is done to have greater impact on our customers and, by extension, the Canadian economy. Impact in 2024 was serving 500 cleantech customers, the most in our history. It was opening new EDC representations in Japan, Vietnam and the Philippines to facilitate the growth of Canadian business in the fastest-growing region in the world. And it was investing almost 30% more in high-potential, medium-sized companies.

We moved the needle on trade, and that’s how EDC contributes to a more prosperous Canadian economy.

But growing trade isn’t everything; it’s also about how we do it—the nature of our impact. On this front, I couldn’t be prouder of how the organization has prioritized sustainable and responsible business over the last six years.

The driving force behind all these accomplishments is EDC’s committed employees. They do it because of their passion and belief in Canada’s world-class companies.

And this brings me to gratitude.

I’m truly thankful to have worked alongside such smart and dedicated people over the years; to have supported such remarkable companies; to have collaborated with like-minded partners in the public and private sectors; and to have contributed to a mandate as important as EDC’s.

We took great strides forward, but EDC is ambitious in its vision. We aspire to help Canada regain its standing as a leader in international trade. Under the leadership of new President and CEO Alison Nankivell, I’m confident that vision can become reality.

Export Development Canada has a powerful purpose: to make Canada and the world better through trade.	Alison Nankivell President and CEO (Effective February 5, 2025)

That mandate is why I accepted the offer to be EDC’s next President and CEO. Because I believe in this important mission, and I want to be part of it.

Throughout my career in finance, I’ve had the privilege of working with Canadian companies of all sizes and across all sectors.

I know the potential of these businesses is limitless, and that growing their presence in the international marketplace will help ensure prosperity in the Canadian and global economies.

As I step into my role with EDC, I know the organization is well positioned to help make Canada a leader in international trade. My predecessor, Mairead Lavery, and the incredible group of employees she led over her six-year term, made sure of that.

Under her leadership, EDC launched its 2030 strategy, with an aspirational goal to help grow Canadian trade by 60% over its 10-year horizon. That’s certainly ambitious, but I know from experience that it’s exactly the kind of approach that’s necessary to drive real change and progress.

A primary pillar of that strategy, which Mairead championed, is trade diversification, and pushing for more Canadian presence in opportunity-rich markets like the Indo-Pacific region. And enabling the strategy is a deep-rooted commitment to sustainability, inclusivity and sound risk management, which are essential to ensuring EDC is growing trade in a responsible way.

I thank Mairead for her meaningful contributions to EDC and to Canada. She’s left a highly capable organization that is brimming with potential and poised for impact, and I can’t wait to help drive that impact going forward.

8 EDC 2024 INTEGRATED ANNUAL REPORT

Our vision and 2030 strategy

Canada's *Export Development Act* establishes EDC's mandate: to support and develop Canada's export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. Our purpose, mission, vision and values bring our mandate to life. Together, they describe what we do as an organization, why we do it, what we stand for and what we aim to achieve.

Our purpose

Make Canada and the world better through trade.

Our mission

We use our unique trade knowledge and financial solutions to support and develop sustainable trade between Canada and the world, and to enhance Canada's competitiveness in the international marketplace.

Our vision

By 2030, Canada has regained its standing as a leader in international trade, building a better and stronger economic future for all Canadians.

2030 strategy

Four years into our 2030 strategy, our focus remains squarely on supporting our customers by strategically deploying more capital and being more intentional with our risk appetite so Canadian exporters can take on new markets, further their ESG goals and succeed.

READ MORE

Leading with our values

Passion for customers

We are driven by our purpose and committed to the success of our customers.

Inclusion

We recognize that it takes people with different ideas, strengths, interests and cultural backgrounds to succeed.

Integrity

We do the right thing, even when it's hard. We're honest, open, ethical, genuine and fair.

Caring

We care for people, and for their well-being and growth, beyond business.

Sustainability

We embed environmental, social and governance into everything we do.

9 EDC 2024 INTEGRATED ANNUAL REPORT

2024 economic environment

As global inflation returned to a more acceptable range, central banks in many advanced economies began to ease monetary policy. However, higher-for-longer interest rates and slowing labour markets strained the economic outlook in many countries. This left policymakers grappling to find their footing as they navigated economies squeezed by tighter financial conditions.

For the first time since they started increasing rates in 2022, both the Bank of Canada and the European Central Bank cut rates in June 2024. By the end of the year, the Bank of Canada had reduced its policy rate by 175 basis points, bringing it to 3.25%, while the U.S. Federal Reserve reduced its policy rate by 100 basis points, bringing the midpoint of the Federal Funds target range to 4.33% in December.

In the United States, inflation eased, but the underlying economy remained strong. Consumer spending was supported by continuing job creation and wage growth that outpaced inflation, despite elevated borrowing costs. The strong performance of the U.S. economy relative to global peers and the prospect of global economic uncertainty helped push up the value of the U.S. dollar. At the end of the year, policy uncertainty increased following the U.S. election and with an incoming administration looking to pursue aggressive trade and economic policies.

At year-end, the Canadian dollar was hovering around US$0.70, weakening from the US$0.74 average recorded in 2023. A weaker Canadian dollar and sturdier U.S. economy often translates into a more positive Canadian trade environment. However, through the first 11 months of 2024, the value of Canadian goods exports was up by 1% compared to the same period in 2023 as global economic softness weighed on merchandise exports. The value of Canadian exports was hit by falling non-oil commodity prices and disruptions and delays as motor vehicle production lines shut down for retooling. Canada's economy was forecasted to have grown by 1.3% in 2024 but was constrained by high consumer debt and a weakening labour market, which failed to keep pace with new labour force entrants.

China's economic weakness continued to impact the global economy. While the Chinese government announced additional support measures and stimulus to support domestic demand growth, consumer and business confidence remained weak and deflation weighed on producer prices. China's export-focused growth also increased trade tensions with Europe and the U.S. and resulted in escalating trade tensions and new tariffs being announced in the third quarter of 2024.

In the Eurozone, Germany continued to see stagnation in industrial production, despite a modest improvement in its economy. Industrial capacity utilization recorded lows that were only surpassed during the start of the pandemic in 2020 and during the 2008 global financial crisis, and challenges remain. These challenges are likely to carry over into 2025 as significant layoffs were announced by many industrial companies.

10	EDC 2024 INTEGRATED ANNUAL REPORT

Global long-term trends

1. Geopolitical risks

Risks remain elevated as competition between superpowers and middle powers increases. In recent years, the Russia– Ukraine conflict has upset energy and grain markets, while the Middle East conflict has forced shipping fleets to reroute and threatens to push up oil prices. Rising tensions over Taiwan run the risk of disrupting global supply chains in key sectors like chip manufacturing. Additionally, the incoming U.S. administration has announced plans to introduce policies that could dramatically impact trade between Canada and its most important trade partner. These policies could lead to long-term challenges for Canadian companies, potentially disrupting supply chains and increasing costs.

2. Future of the globalized economy

Contrasting trends are at play in global trade, with protectionist and liberalizing forces evident in different markets and regions. Import restrictions and technical trade barriers are increasing, while regional trade agreements are also on the rise, including the Canada–Indonesia Comprehensive Economic Partnership Agreement, the Canada–European Union Comprehensive Economic and Trade Agreement, and the Canada–Ukraine Free Trade Agreement. The rise in trade-facilitating policies has outpaced restrictive policies, and countries are increasingly trading within their geopolitical blocs. While the outlook for trade is positive, the trade landscape is becoming ever more complex.

3. A new set of critical commodities

Demand for crucial minerals used in clean technologies, such as lithium, nickel, cobalt and graphite, is skyrocketing. Canada can fulfil part of the demand, but we will also need to invest in technologies like mineral recycling. In addition, critical minerals producers are seeking technologies to decarbonize their operations.

4. Supply chain optimization

Companies are investing in supply chain technologies and positioning new factories and distribution centres closer to final destinations. A prime example is the nearshoring of manufacturing companies in Mexico, which seeks to take advantage of lower wages and integration into the North American economy.

5. Energy transition investments

Yearly investments required to limit global warming are thought to be in the range of $1 trillion to $3 trillion. The world will need to rapidly transition how it generates, stores, transmits and distributes electricity. What’s more, the integration of artificial intelligence (AI) in the cleantech industry has the potential to revolutionize the way energy is generated, distributed and consumed—from reducing emissions and optimizing grids to advancing scientific discovery and climate modelling.

6. Economic impacts of climate change

Steps to limit the impacts of climate change will hit all sectors in Canada, although actions to achieve net zero by 2050 could accelerate growth in sectors that support the low-carbon economy.

7. Sovereign debt

Debt levels have reached an all-time high for emerging markets. Higher interest rates will pressure carrying costs, diverting fiscal resources and potentially stalling infrastructure and utilities projects. High levels of debt may lead to defaults in some markets. At the same time, many countries have benefited from easing global funding conditions, successfully tapping international debt markets after two years of subdued activity.

11	EDC 2024 INTEGRATED ANNUAL REPORT

Our impact on Canadian exporters and the economy

In collaboration with Statistics Canada, we conducted an impact study to better understand the value of our support to Canadian exporters. This was the second such study by EDC, aimed at enhancing our impact measurement and reporting. It replaced the previously reported Canadian Benefits scorecard, aligning with our 2030 strategy and evolving business needs.

Our customer impact study evaluates the causal impact of EDC’s support on our customers’ business performance indicators, including revenue, employee productivity and employment. This latest study indicated a significant positive impact: Canadian exporters receiving EDC support between 2010 and 2022 generated, on average, 23% more revenues, had 16% higher employment and experienced 6% greater employee productivity(1) compared to similar exporters who were not EDC customers.

These results are consistent with the estimates provided by the first study. The impact study is subject to caveats on data limitations and methodological assumptions. We are working with Statistics Canada on improving the methodology, optimizing data inclusion and refining assumptions, which may affect future study results.

Methodology

The impact study reviewed data from 2010 to 2022. Statistics Canada compared EDC-supported exporters with non-EDC exporters. Statistics Canada used appropriate statistical techniques to ensure that the comparison group was as similar to the EDC customer group as possible to better isolate EDC’s causal impact.

Macroeconomic impact

We also regularly monitor our support for the Canadian economy through macroeconomic indicators. In 2024, EDC supported $123 billion in trade and business volumes. This supported an estimated $87 billion of gross domestic product (GDP) and more than 475,800 full-time equivalent jobs. This is equivalent to 2.8% of total Canadian GDP and 2.3% of national employment.

EDC’s support to the Canadian economy(2)

2024

EDC total business volume ($B)	123

Canadian GDP supported by total EDC volume ($B)	87

Share of total Canadian GDP (%)	2.8%

Number of jobs supported by total EDC volume	475,800

Share of total Canadian employment (%)	2.3%

Source: EDC estimates using impact multipliers published by Statistics Canada. Canadian GDP and labour force data is sourced from Statistics Canada.

(1)	Employee productivity is defined as a company’s total revenue divided by its total number of employees.

(2)

The estimation of GDP and jobs supported is based on supply use tables and multipliers estimated by Statistics Canada. The estimates may not align with estimates reported in previous years due to revisions in the supply use tables published by Statistics Canada. Both GDP and jobs supported estimates include direct and indirect (supply chain) support. Furthermore, we are reviewing our methodology to estimate our supported GDP and jobs impact. As a result, future GDP and jobs supported estimates may not match the estimates from previous years.

12 EDC 2024 INTEGRATED ANNUAL REPORT

Performance against objectives

Our business measures scorecard demonstrates accountability and progress toward select corporate objectives that align closely with our strategic focus and values.

^ Exceeded
✓ Met
✗ Not met

Business measures

Customers served

STATUS: ✓

30,000
28,000
26,000
24,000
22,000
20,000
YoY change: 2%
2023
2024

27,873

2023: 27,377 | **2024 plan:** 25,000–30,000
YoY change: 2%

Medium-sized financial customers served

2024:	1,175
2024 plan:	1,200–1,350
2023:	1,242
YoY change:	-5%

STATUS: ✗

Business facilitated ($B)

2024:	123.4
2024 plan:	123.0–129.0
2023:	131.4
YoY change:	-6%

STATUS: ✓

Business facilitated in emerging markets ($B)

2024:	23.4
2024 plan:	25.0–28.0
2023:	27.7
YoY change:	-16%

STATUS: ✗

Business facilitated in the cleantech sector ($B)

2024:	9.7
2024 plan:	7.0–8.5
2023:	12.2
YoY change:	-20%

STATUS: ^

Customer-related measure

Net Promoter Score

STATUS: ✓

80
76
72
68
64
60
2023
2024

75.8

2023: 74.1 | **2024 plan:** 65.7–77.8

Financial measure

Productivity Ratio

STATUS: ^

2,000
1,500
1,000
500
0
($M)
2023
2024
Expenses
Net revenue

40.8%

2023: 42.2% | **2024 plan:** 42.5%–46.5%

13	EDC 2024 INTEGRATED ANNUAL REPORT

Business facilitated

Through our range of financial solutions, we supported $123.4 billion in exports, foreign investment and trade development activities in 2024. This was within the target range of $123 billion to $128 billion but was $8 billion lower than 2023 as a result of the timing of large renewals in our financing portfolio in early 2023. We facilitated $23.4 billion in business activity in emerging markets, compared to $27.7 billion in 2023. The volume for emerging markets in 2024 was below the planned objective of $25 billion to $28 billion due to the slower rollout of our Indo-Pacific expansion program. EDC learnings on lead times and relationship building in the region, interest rates and geopolitical uncertainties contributed to lower new loan signings and disbursements than anticipated.

Business facilitated in the cleantech sector

More than a decade ago, EDC made cleantech a priority sector, and it is now a key component of our 2030 strategy. The measure represents the amount of cleantech business EDC supports through our financial solutions in this sector. In 2024, we facilitated $9.7 billion in business activity for 500 companies in the cleantech sector—exceeding the objective of $7.0 billion to $8.5 billion. We were anticipating business facilitated to be lower than the record high of $12.2 billion achieved in 2023, based on economic conditions and fewer renewable energy project finance deals. Despite the changing market conditions, there was increased demand for our direct lending and bonding solutions in subsectors such as renewable energy, transportation and infrastructure. In addition, the number of customers served in the cleantech sector continued to grow—up by 13% from 2023, with the majority being small and medium- sized companies.

Since making this sector a corporate priority in 2012, EDC has facilitated approximately $50 billion in cleantech exports and has become a leading financier of Canada’s cleantech industry. With many large corporations having begun their transition to reducing carbon emissions, we expect to grow our support to the sector, in keeping with our 2050 net zero commitment.

Our insurance program helped more than 10,600 customers close approximately $100 billion in export sales with over 121,000 buyers located around the world. More than 80% of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies build a stronger and more sustainable economic future by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered approximately $23 billion in new financing to Canadian customers and their foreign trading partners. We earned $4.1 billion in loan revenue and guarantee fees, which was higher than 2023, mainly due to higher interest rates as well as an increase in the average size of the loan portfolio in 2024.

Business facilitated, by industry ($ in millions)

2,775
Professional services
6,529
Transportation and storage
7,968
Information
8,662
Utilities
10,014
Resources
18,301
Wholesale and retail trade
2,810
Other
44,365
Manufacturing
21,943
Finance and insurance

Business facilitated, by geographic market ($ in millions)

9,208
South and Central America and the Caribbean
13,007
Asia and Oceania
13,996
Europe
2,779
Africa and Middle East
84,377
North America

14	EDC 2024 INTEGRATED ANNUAL REPORT

Customers served

Canadian trade has been more restrained since 2023. Sectors such as energy, fertilizers, ores and minerals, which surged in price and export volumes shortly after the pandemic, started to moderate in 2023, partly due to economic uncertainty and global conflicts such as the Russia–Ukraine war.

Moderation continued in 2024, and during this uncertain business environment, EDC continued to provide risk capacity and liquidity to Canadian businesses. In addition to our financial solutions, EDC provided expert knowledge to help Canadian companies achieve their trade goals. Demand for our financial and knowledge solutions resulted in 27,873 customers served, which is within the planned objective of 25,000 to 30,000 customers.

As part of EDC’s 2030 strategy, we are focused on delivering financial solutions based on customers’ needs. The number of financial customers rose by 4%, increasing from 16,763 customers in 2023 to 17,447 in 2024. This growth was primarily in support of small Canadian companies (those with less than 100 employees) requiring our financial products, particularly credit insurance. In 2024, we served 13,496 small businesses—an annual increase of 24%. This is a testament to the success of working with partners to deliver small business financing solutions where they do business, rather than asking them to navigate our services. While EDC supports Canadian businesses of all sizes throughout their export journey, our 2030 strategy places particular emphasis on the growth of medium-sized companies (those with 100 to 499 employees). In 2024, we served 1,175 medium-sized Canadian companies, a 5% decline from the previous year and below the planned objective of 1,200 to 1,350 medium-sized financial customers served. Canadian companies faced a challenging business environment influenced by factors such as interest rates, labour shortages, supply chain disruptions and supply costs. As a result, businesses, particularly medium-sized ones, were more conservative and less inclined to make investments, leading to less demand for EDC’s financial solutions.

The customers served measure is the count of unique companies EDC transacts with over a 12-month period. We consider a customer to be one that provides EDC with either financial payment or information on their company that goes above and beyond publicly available information, allowing us to expand our offerings to these companies in support of their international growth.

Net Promoter Score

The Net Promoter Score (NPS) is a measure of customer experience that helps to evaluate customer satisfaction and loyalty by assessing the customer’s likelihood to recommend EDC to a business associate.

In 2024, EDC achieved an NPS of 75.8, meeting our objective range of 65.7 to 77.8 and surpassing last year’s score of 74.1. This is the highest score in the past five years, placing EDC in the top 10% of North American business-to-business companies. Notably, we received one of the highest scores in over a decade from our large customers. And, through our focus on accelerating our customers’ international growth through expert knowledge, financial solutions and business connections, our NPS score among medium-sized customers has risen considerably since 2021. We have also implemented initiatives to address customer feedback, focusing on providing faster response times, making it easier to access our solutions and enhancing our role as a strategic partner. Feedback shows that small and medium-sized customers seek a deeper understanding of EDC solutions to boost their international business. The 2024 NPS results confirm that our comprehensive value proposition leads to high customer satisfaction.

Productivity Ratio

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2024, our PR was 40.8%, which was below our target range of 42.5% to 46.5%. This means that 40.8 cents of every dollar that we earn goes toward our expenses, with the remaining 59.2 cents available to grow our capital base and support our loan, equity and insurance portfolios.

The improvement compared to our target range is largely the result of both an increase in net revenue earned in the year, mainly due to an increase in net insurance service revenue, and a reduction in our administrative expenses, primarily due to lower spending on professional services.

15	EDC 2024 INTEGRATED ANNUAL REPORT

ESG scorecard

Met: Performance met set target.	On track: Progress is aligned to achieve the set target in the near future.	Increase YoY: Increase in performance year-over-year (metrics without targets).

In progress: Ongoing efforts toward achieving the target.	No change: No significant change in performance year-over-year.	Decrease YoY: Decrease in performance year-over-year (metrics without targets).

ESG topic	Metric		Target	2024	2023		2022	Progress

ENVIRONMENT

Environmental impact of the portfolio	Carbon-intensive financing exposure(1)(2)(3)		Achieved in 2023(4)	$6.6B	$6.9B		$9.6B
	Reduction in carbon-intensive financing exposure(1)(2)(3)		Achieved in 2023(5)	70%	69%		57%
	2030 climate target	Emissions per passenger kilometre from airlines financing portfolio	37% reduction by 2030	20.3%	-7.5%		0.8%
		Loan-weighted production volume in upstream oil and gas financing portfolio	15% reduction by 2030	88%	37%		40%
		Share of production from oil compared to gas from upstream oil and gas financing portfolio	3% shift in composition of production from oil to gas by 2030	7%	6%	(6)	13%

Operational environmental footprint	2030 operational emissions target	Operational GHG emissions (tCO2e)(7)		3,084.6	2,408.2		1,290.3
		Absolute reduction in operational GHG emissions, relative to a 2019 baseline	32% reduction by 2030	3%	25%		–
	Carbon offsets and renewable energy certificates (RECs)		Purchased and retired carbon offsets and RECs to compensate for operational emissions	Yes	Yes		Yes

Sustainable/ transition finance	Cleantech business activity facilitated		Achieved in 2023(8)	$9.7B	$12.2B		$8.8B
	Cleantech customers served		Achieved in 2023(9)	500	444		392

	Cumulative amount of green bonds issued			$3.8B	$2.4B		$2.4B

	Renewable energy produced through green bond proceeds (MWh)			753,449	254,086		3,597,345

(1)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing during the 2018 baseline year.

(2)	Values are based on EDC’s consolidated financial results, which include FinDev Canada.

(3)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 ktCO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope of the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(4)	In 2023, EDC exceeded its climate target by not surpassing $12.2 billion in carbon-intensive financing. The target has been successfully met and completed.

(5)	In 2023, EDC exceeded its climate target by achieving a 45% reduction in carbon-intensive financing from a 2018 baseline. The target has been successfully met and completed.

(6)	Corrected prior year calculation error.

(7)

Operational emissions are defined as the sum of emissions from Scope 1, Scope 2 (location-based) and Scope 3 business travel emissions. Market-based Scope 2 emissions are 0 tCO2e for the reporting period. For detailed information on calculation methodology of GHG emissions, please refer to the 2024 Climate-Related Disclosure and GRI Standards Content Index: GRI 305.

(8)	In 2023, EDC exceeded its cleantech target of facilitating $10 billion in business by 2025, achieving this goal two years ahead of schedule. The target has now been successfully met and completed.

(9)	In 2023, EDC exceeded its target of serving 400 cleantech customers by 2025, achieving this goal two years ahead of schedule. The target has now been successfully met and completed.

16	EDC 2024 INTEGRATED ANNUAL REPORT

Met	In progress	On track	No change	Increase YoY	Decrease YoY

ESG topic	Metric	Target	2024	2023	2022	Progress

SOCIAL

Customer experience and product & service innovation	Net Promoter Score	65.7–77.8	75.8	74.1	75.4

Human rights	Percentage of transactions that underwent enhanced human rights risk screenings		17.8%	15.5%	13.5%

	Number of non-project related transactions that underwent enhanced human rights risk screenings(1)		395	378	321

Inclusion, diversity and equity	Percentage of leadership roles held by women(2)(3)	50% women by 2025	50%	51%	53%

	Percentage of leadership roles held by visible minorities(2)(3)	30% by 2025	21%	20%	22%

	Wage parity ratio (women : men)		98.8%	98.8%	–

Financial access and inclusion	Small businesses served with financial and non-financial solutions		20,030	17,423	17,472

	Inclusive trade—Volume of business facilitated (women, Indigenous, Black, 2SLGBTQI+, racialized communities, people with disabilities)(4)(5)		$2.5B	$1.9B	$1.9B

	Inclusive trade—Number of financial and non-financial customers served (women, Indigenous, Black, 2SLGBTQI+, racialized communities, people with disabilities)(4)(5)		3,816	4,358	3,647

	Amount spent on contracts with diverse suppliers		$6.5M	$5.6M	$3.4M

Community impact	Number of hours volunteered by employees and Board members(6)		8,737	4,904	5,265

	Total community donations made by EDC and EDC employees		$280,493	$381,128	$411,704

GOVERNANCE

ESG oversight and corporate governance	Women on EDC’s Board of Directors		58%	45%	50%
	Percentage of Board of Directors who hold a Competent Boards ESG designation		75%	82%	58%

Compliance and ethics	Percentage of employees who completed EDC’s Code of Conduct training(7)	100%	100%	100%	100%

	Percentage of relevant employees receiving financial crimes training(7)(8)	100%	100%	100%	100%

ESG risk due diligence	Number of transaction turndowns due to ESG-related risks in early-stage review(9)		36	40	23

	Number of transaction turndowns due to ESG-related risks during formal decision-making committee stage(9)		13	16	12

(1)

A non-project related transaction is one that does not fit the definition of a project-related transaction as described under the Scope section of EDC’s Environmental and Social Review Directive. Enhanced human rights risk screenings are described under Phase II: Screening within EDC’s Due Diligence Framework: Human Rights.

(2)	Results are based on responses received from the self-identification survey.
(3)	Leadership is inclusive of all people managers and executives.
(4)

EDC’s inclusive trade strategy aims to deepen our impact on inclusion, diversity and equity through supporting Canadian exporting businesses that are majority-owned (50% or more) by equity-seeking groups, including women, Indigenous peoples, Black and other racialized communities, persons with disabilities, and those from the 2SLGBTQI+ community. Results shown are re ective of the updated definition for inclusive trade.

(5)	Prior year number of customers served and business facilitated are occasionally restated due to updated business classification for inclusive trade owned companies.
(6)	In 2024, employees volunteered significantly more hours than in previous years due to the largest Community Investment Day held to date.
(7)	Completion rate is net of adjustments.
(8)	“Relevant employees” includes all new hires and any employees who changed roles in the year.
(9)	As there are many factors that may cause an occurrence of a turndown, ESG-related turndowns are due in whole or in part to ESG-related risks.

17 EDC 2024 INTEGRATED ANNUAL REPORT PASSION FOR CUSTOMERS From local to Canadian we help of every size and at every step of their export journey. Tailoring solutions to customer needs 18 Accelerating digitization 21 Priority markets 22 Priority sectors 24 Partnerships 28 Canada’s export credit agency 30

18	EDC 2024 INTEGRATED ANNUAL REPORT

Tailoring solutions to customer needs

Canadian exporters are at the heart of our mandate and 2030 strategy. We want to help unlock their global growth and potential. To deliver the most relevant service, we tailor our solutions to each customer segment.

Micro and small customers

Rich in innovation and growth potential, micro and small businesses are a major driver of the Canadian economy. We strive to make it easier and less daunting for them to participate in trade.

We continue to build solutions that are delivered through our trade ecosystem, with digital solutions that address their most common needs and challenges. We also partner with financial institutions and other businesses that offer our solutions to their small business customers. EDC’s Trade Expansion Lending Program has been especially useful for reaching more small businesses and providing quicker access to working capital through their own financial institution (see page 29 ).

19	EDC 2024 INTEGRATED ANNUAL REPORT

Medium-sized companies

Medium-sized companies are the engine of Canada’s trade growth. They generally punch above their weight in terms of impact on Canadian trade performance, representing roughly 8% of the country’s exporting companies but generating 21% of export volume. As part of our 2030 strategy, we’re prioritizing this segment because boosting the global competitiveness of these companies not only accelerates their growth, but also spurs greater trade for Canada, which is essential for the nation’s future prosperity.

In 2024, we focused on bringing the full spectrum of EDC’s offerings—our connections, market insights and financial solutions—to Canada’s medium segment. Here are three examples:

•  Our Global Business Development teams and Sector teams, along with select domestic Relationship Managers, coordinated efforts to deepen relationships with prospective buyers in priority markets and actively engaged with both buyers and Canadian companies at conferences, trade missions and trade shows, allowing EDC to introduce more Canadian businesses to those buyers. Their results speak volumes—the number of introductions made and contract wins for customers both increased. EDC’s NPS among companies in this segment also increased, a strong indicator that our customers recognize and appreciate the growing value we provide as they expand their businesses.

•  We continued to provide a high-touch, bespoke service to select medium-sized companies with strong potential to become international leaders in their fields. A dedicated EDC team works closely with the companies’ executive teams to understand their needs, advise on strategy and experiment with different types of financial support for their activities. We aim to catalyze their international growth and pave the way for other Canadian companies in the sector.

•  Our equity capital solutions are aimed at providing high-potential companies with the capital needed to grow their business internationally and retain Canadian control. We make direct equity investments, co-invest with qualified partners to mobilize private sector investment, and invest in Canadian venture capital and private equity funds. Under the EDC Investment Matching Program, we match up to $25 million in capital on the same terms and conditions as the other investors, and leverage the work of these investors to support the due diligence and approval processes. Our total equity capital commitments amounted to $765 million in 2024, compared to $597 million in 2023, representing a 28% year-over-year increase in support to medium-sized companies.

Japan
Philippines
Vietnam

Global expansion: New international office openings

EDC opened three new representations in the Indo-Pacific in 2024, bringing our total to 10 in the region, in addition to our Singapore branch. Our representations in these markets—Ho Chi Minh City (Vietnam), Manila (Philippines) and Tokyo (Japan)—will be instrumental in helping Canadian companies navigate local market complexities and seize business opportunities. Our footholds and physical presence in the Indo-Pacific region are crucial for understanding local markets, customs and regulations, which in turn helps Canadian exporters overcome barriers and achieve success. By establishing in-market support, we can build valuable relationships and create a robust Team Canada ecosystem to make a significant impact.

- Ho Chi Minh City
- Manila
- Tokyo

20	EDC 2024 INTEGRATED ANNUAL REPORT

Large companies

Large businesses have unique beneficial impacts on Canada’s trade ecosystem, driving productivity, research and development, and anchoring supply chains that enable smaller companies to thrive and grow. We consider these businesses— including Canadian corporate leaders, Canadian financial investors, multinationals with a presence in Canada and those making foreign direct investments in Canada—as our strategic partners. We provide them with tailored solutions to boost their international competitiveness and growth.

A key piece of our Indo-Pacific strategy is to leverage the presence of large Canadian companies already operating in the region. We strive to catalyze their growth, learn from their successes and bring medium-sized Canadian businesses into their supply chains.

908 introductions and 158 contract wins

Through the EDC Business Connections Program, we connect exporters to leading international buyers looking for Canadian innovation and expertise to support their business growth. We develop strong relationships with these buyers and offer them competitive financing in exchange for their commitment to consider Canadian suppliers when procuring goods and services. When we identify the right opportunities, we make the introductions—either one on one or through larger business-to-business sessions—and help Canadian companies put their best foot forward. In 2024, the program tallied 908 introductions and 158 contract wins.

21	EDC 2024 INTEGRATED ANNUAL REPORT

Accelerating digitization

Enhancing our digital capabilities is a priority to better serve and reach more Canadian companies, and to engage more effectively with our partners. Investments in digital tools will also improve employee experience and collaboration.

We are committed to advancing information security on a global scale to meet our 2030 objectives for Canadian export and trade. This includes addressing the increasing volume, speed and diversity of cyber threats driven by technological advancements and AI. We’ll do this in part through expanded partnerships with global cybersecurity agencies to augment our capabilities and cyber program and contribute to Canada’s national cyber posture.

99.7%+

System availability for our customers and partners exceeded our 99.7% target.

Launched in 2020, our multi-year digital roadmap focuses on the following:

•   Modernizing our network and infrastructure

•   Improving our systems resiliency and stability

•   Bolstering our cybersecurity posture

•   Enhancing our enterprise data governance and management

•   Delivering integrated digital solutions with new modern business applications

We made strides in the first few years, which enabled us to make significant improvements and launch exciting new digital solutions in 2024. This included a revamped corporate website (edc.ca), which offers a simplified, more customer-centric digital experience, guiding exporting companies to the right trade support and delivering solutions tailored to their needs. The website has a new home page, an updated look and feel, and enhanced accessibility measures, such as the use of web-safe fonts and more saturated colours, to improve readability.

We are also integrating generative AI (GenAI) capabilities, leveraging market-leading commercial solutions. We expect this to boost productivity by helping employees with various tasks and activities, such as answering questions, generating content and synthesizing lengthy documentation. GenAI-powered solutions complement our evolving data analytics and predictive modelling capabilities, enabling improved collaboration that powers data-driven decision-making throughout the organization.

In all we do, we prioritize protecting customer information, and we continually update our technology and processes to prevent, detect and counter cyber-attacks and related effects. Our employees add another layer of protection, serving as a human firewall. These updates have allowed us to exceed the system availability target of 99.7% for customers and partners. All employees complete annual security awareness training, and we regularly run information campaigns and simulated exercises to create a culture of cyber awareness that aligns with our cybersecurity strategy.

22	EDC 2024 INTEGRATED ANNUAL REPORT

Priority markets

To maximize our impact on Canada’s future trade competitiveness, we’ve identified priority markets and sectors that represent both short-term opportunities and compelling long-term growth potential for Canadian companies.

Capitalizing on the nearshoring trend

With international representations in several Latin American (LATAM) countries, EDC is well positioned to support medium-sized and large Canadian companies looking to grow their business there. Together with the Trade Commissioner Service and other Team Canada partners, our LATAM team provides unique in-market assistance to Canadian exporters and investors.

As part of a nearshoring project in 2024, the LATAM team met with 68 medium-sized Canadian customers already operating in or exporting to Mexico to explore further opportunities to integrate these companies into North American supply chains. Four of the 68 have already won new business.

We focus our engagement and trade creation efforts in markets where Canada has free trade agreements (FTAs). The FTAs open doors internationally and make it easier for Canadian companies to participate in diversified and resilient regional supply chains.

•  Indo-Pacific region: Enabled by the strong market access provided by the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and the Canada–Korea Free Trade Agreement, the Indo-Pacific region offers the greatest growth potential for Canadian companies over the medium to long term. The region is home to some of the fastest-growing economies in the world—with demand to match. Helping companies capture the business opportunities arising in the region and diversify into the higher-growth markets will be critical for achieving our 2030 vision of regaining Canada’s standing as a leader in international trade.

•  United States: The first international export market for Canadian companies is typically the U.S., where they can take advantage of the Canada–United States–Mexico Agreement. Medium-sized companies often innovate and learn through exporting to this market before expanding to other regions. We zero in on U.S. regions with robust agricultural and cleantech needs.

•  Europe: We support growth in Europe, capitalizing on the strong market access provided by the Canada–European Union Comprehensive Economic and Trade Agreement, the Canada–Ukraine Free Trade Agreement and the Canada–United Kingdom Trade Continuity Agreement. The race to net zero is in full swing in Europe, with wind, solar, geothermal, nuclear and hydrogen projects in development across the continent. We’re helping high-potential Canadian businesses get in on the ground floor, focusing on introducing medium-sized Canadian companies to international buyers through the EDC Business Connections Program (see page 20 ) and referring Canadian companies already active in the region to our Mid-Market Group.

23	EDC 2024 INTEGRATED ANNUAL REPORT

Indo-Pacific strategy

EDC is determined to open doors for Canadian businesses to grow in the Indo-Pacific region. We’re investing to build a strong market presence and attract more Canadian companies to the region directly or through supply chains. Our sectors of focus are agri-food, infrastructure and advanced manufacturing.

Our risk appetite enables us to offer enhanced financing and risk management products that simplify doing business in the Indo-Pacific region, and to innovate so that Canadian companies have ready access to solutions that help close deals.

We made good progress in implementing our Indo-Pacific strategy in 2024:

•   EDC opened new representations in Japan, Vietnam and the Philippines to deepen our relationships in the region.

•   We signed memorandums of understanding (MOUs) with several export credit agencies and market leaders, including the following:

•   Nippon Export and Investment Insurance (NEXI), Japan’s export credit agency

•   Japan Bank for International Cooperation (JBIC)

•   PT Sarana Multi Infrastruktur (Persero) (PT SMI), to accelerate Indonesia’s energy transition and infrastructure development

•   SK Group, the second-largest conglomerate in South Korea

•   Masan Group, one of the largest consumer goods companies in Vietnam

•   FPT, a leading global technology and IT services provider in Vietnam

1,529 customers served and $13.0 billion in business facilitated in the Indo-Pacific region in 2024

Each year, we’ve grown the number of customers served in the region, meaning that more and more Canadian companies are seeing the opportunity that exists there. We’re proud to be alongside them to support their growth.

•   San Miguel Corporation, a large diversified conglomerate in the Philippines

•   We exceeded our target of engaging with 250 Canadian companies already operating in the region. Our aim was to get to know them better, see how we could catalyze their growth, learn from their success and pave the way for other Canadian companies to grow in the region.

•   Through roundtables, webinars and events with Canadian companies, we increased knowledge and awareness of the vast business opportunities in the Indo-Pacific region. We also expanded our collection of online learning resources, producing 36 pieces of Indo-Pacific content on topics ranging from etiquette tips to seafood opportunities in Japan.

24	EDC 2024 INTEGRATED ANNUAL REPORT

Priority sectors

While supporting Canadian exporters across all sectors, we focus on those doing business in sectors that offer significant, net-new growth potential for Canada—namely, agri-food, cleantech, critical minerals and the energy transition, and advanced manufacturing and digital industries. We believe that sharpening our focus on these companies and sectors will increase our ability to accelerate Canada’s trade competitiveness.

2024 highlights

•  EDC’s Business Connections Program has been invaluable for introducing Canadian medium-sized agri-food customers to international buyers—providing a value-added service that many hadn’t even known was available to them. Approximately 58% of the contract wins resulting from the program in 2024 were with medium-sized agri-food customers.

•  To drive greater impact, we narrowed the focus of our agri-food business connections activities to three core pillars, based on global trends and the size of the opportunities: (1) plant-based protein, which is gaining momentum worldwide as people adopt healthy lifestyles; (2) private label products, which continue to outpace branded product sales as consumers look to save on their shopping bills; and (3) innovation, which taps into people’s natural thirst for what’s new.

•  The high-growth markets of the Indo-Pacific region represent compelling opportunities for Canadian agri-food companies. While the Canadian agriculture and agri-food sector exported $22.5 billion worth of commodities and value-added products to the region in 2023, our country’s market share remains relatively small in the Indo-Pacific region, offering considerable room for growth. That’s why Canada opened its first Indo-Pacific Agriculture and Agri-Food Office in the Philippines in 2024, and EDC formulated an Indo-Pacific agri-food strategy and added staff to implement it. We also met with more than 120 companies in customer roundtables and other forums across Canada to discuss opportunities in the region and allow participants to hear from exporters already doing business there.

2024 results

•  3,201 customers served (vs. 3,031 in 2023)

•  $21.7 billion in business facilitated (vs. $21.2 billion in 2023)

Our multi-faceted approach

Dedicated teams are assigned to our priority sectors. Staffed with trade and industry experts, the teams work closely with EDC’s Global Business Development and Mid-Market Group and Team Canada partners to provide an ecosystem of support for Canadian exporters.

We search for great Canadian medium-sized companies that are operating in the priority sectors and committed to growing internationally. We get to know them well, help them find business and win contracts, and provide financial solutions that enable them to grow and export with confidence.

EDC’s Business Connections and Global Corporate Partnership programs play a significant role in our approach by opening doors to relationships and opportunities with leading international buyers.

In addition to supporting individual companies, our sector experts are active players in their respective Canadian sector ecosystems, working to build broader capacity, growth and competitiveness.

Agri-food

As the world’s population grows, demand for safe, nutritious and high-quality food is on the rise. The Canadian agri-food sector, which includes everything from primary agriculture and aquaculture to food and beverage processing, is in a strong position to meet this demand and pursue new international opportunities. Canada is already the fifth-largest food exporter in the world, and the leading exporter of pulses, peas and lentils.

But competition is fierce, and Canadian companies hoping to succeed on a global scale require technology investments, an efficient and sustainable supply chain, and a willingness to embrace risk. We’re committed to helping agri-food companies scale up to seize global opportunities and make Canada a leader in the sector.

25	EDC 2024 INTEGRATED ANNUAL REPORT

Cleantech

Demand for cleantech innovations that lower carbon emissions and mitigate impacts on land, air and water continues to grow, driven by public policy commitments and private sector investments in the climate and energy transition. According to EDC’s latest cleantech report , US$2 trillion was expected to be invested in clean energy technologies and infrastructure in 2024.

We’ve supported nearly $50 billion in cleantech exports since 2012 and are a leading financier of Canada’s cleantech industry. Through our financing, risk mitigation, knowledge and connections programs, we help businesses in all subsectors, including renewable power generation, biofuels, energy efficiency and green buildings. To learn more about our cleantech activities and performance, see page 44 .

2024 highlights

•	We hosted our eighth annual Cleantech Export Summit in Toronto and virtually, with approximately 165 cleantech experts, entrepreneurs and ecosystem partners attending in person and another 250 online. The event, themed Towards net zero: Global opportunities for Canadian cleantech, explored several important topics, including the sustainability efforts of large corporations, tax credits and funding opportunities in cleantech, and best practices on how to scale in global markets with insights from cleantech companies that are successfully doing
so. To kick off the summit, EDC recognized five Canadian cleantech companies —three “Export Stars” and two “Ones to Watch”—for their outstanding innovations.

•	Our annual cleantech report, On the cleantech frontier: How AI is impacting innovation , offered insights into how AI is shaping the future of clean technology and advancing efforts to combat climate change. From reducing emissions to optimizing grids and advancing scientific discovery and climate modelling, AI’s applications in cleantech are remarkably diverse. As a result, innovations and investments in AI-enabled cleantech and deep technology have surged. However, the report also noted that using AI in cleantech comes with environmental implications, such as the high energy and water demands of AI data centres. This accelerates the need to expand clean energy infrastructure and develop clean electricity sources to support the AI boom.

•	We placed a greater emphasis on introducing Canadian cleantech companies to international buyers participating in our Business Connections Program. The efforts paid off, with 32 contract wins—valued at more than $19 million—for our cleantech companies in 2024.

2024 results

•	500 customers served (vs. 444 in 2023)

•	$9.7 billion in business facilitated (vs. $12.2 billion in 2023)

26	EDC 2024 INTEGRATED ANNUAL REPORT

Critical minerals and the energy transition

The natural resources sector has always played a significant role in Canada’s export economy. Today, Canadian companies are meeting demand for sustainable products and developing innovative cleantech and advanced technology solutions that are highly sought after by global resource companies.

We believe that the resource industry’s new focus on value-added products, sustainability and technology will drive growth across many sectors of the Canadian economy and help the world address climate change.

2024 highlights

•	As global demand for critical minerals—the building blocks of technologies used for electric vehicles (EVs), computers and lower carbon electricity—soars, EDC’s critical minerals strategy is taking shape. This is a generational opportunity for Canada, given our country’s supplies of in-demand critical minerals, technological know-how and strong environmental credentials. By coordinating efforts across EDC product lines, and drawing on our expertise, networks and ability to lead the financial aspect of critical mineral projects, we aim to help Canada become a global supplier of choice for critical minerals and the clean and digital technologies they enable.

•	In 2024, EDC’s President and CEO, Mairead Lavery, hosted a critical minerals roundtable. The event brought together leaders of other international export credit agencies, as well as Canadian government and industry stakeholders. Panel discussions addressed challenges and opportunities for Canadian companies and global investors, as well as Canada’s leading ESG standards in the mining sector. A session for export credit agencies focused on key challenges affecting the viability of critical minerals projects and areas for potential collaboration.

•	Our international clients’ increased commitment to adopting sustainable mining and forestry practices created new opportunities for Canadian companies with the technology to help them. Through EDC’s Business Connections Program, we made more than 380 introductions to international buyers in a dynamic global marketplace where Canada’s expertise is in demand.

2024 results

Mining and metals

•	387 customers served (vs. 368 in 2023)

•	$7.6 billion in business facilitated (vs. $8.9 billion in 2023)

Forestry

•	722 customers served (vs. 701 in 2023)

•	$7.5 billion in business facilitated (vs. $7.8 billion in 2023)

27	EDC 2024 INTEGRATED ANNUAL REPORT

Advanced manufacturing and digital industries

Digital technologies have enabled unprecedented growth in the world economy over the past few decades. Today, many Canadian companies on the cutting edge of digital innovation and industrial automation are improving processes, developing new products, enabling sustainable business practices and leading global innovation in areas such as AI. Bringing these companies to new markets is a critical step toward solving Canada’s lagging productivity and reducing its trade gap.

Advanced manufacturing focuses on developing and implementing new technologies and methodologies, such as automation, robotics, drones, additive manufacturing (3D printing) and the Internet of Things (IoT), to make industries safer and more productive, efficient and sustainable. It applies to all sectors and fields of application, including extraction, production, maintenance and employee safety.

Digital industries refer to innovative technologies and services that capture, transmit, process and display data electronically. They include the fast-growing digital infrastructure sector, which includes semiconductors, data centres, AI and quantum computing, in which Canada has leveraged its standing as a leader in academic research to develop some of the most innovative companies in the world. As countries strengthen their commitment to the digital infrastructure sector, it’s vital for Canada to support the growth, research and commercialization of Canadian companies’ technologies to remain globally competitive.

2024 highlights

•	The bulk of our work in the advanced manufacturing sector focused on helping companies in forestry, mining, infrastructure and food processing become more efficient in their operations and more globally competitive. In mining, for example, automation and robotics enhance safety and efficiency, with technologies such as autonomous vehicles and teleoperated machinery optimizing resource extraction and logistics. In forestry, land

CUSTOMER SPOTLIGHT

EDC’s support for the tech industry

To strengthen Canada’s competitiveness in AI, EDC is taking a holistic approach to its investments to ensure its support is represented across the entire technology stack, from AI high-performance computer hardware to GenAI foundation models and to end-user applications that leverage AI.

In 2024, EDC invested a total of $100 million in fast-growing Canadian AI companies whose transformative technologies are contributing to Canada’s competitiveness in AI enablement on the world stage. Our support was in the form of equity financing, with EDC taking a minority equity position to help these companies achieve their international growth plans.

Tenstorrent designs AI acceleration semiconductor chips and develops high-performance compute servers critical for handling large-scale and complex AI applications and research. It also licenses its AI compute technology to other countries and companies, responding to growing demand for in-house custom chips and as more governments seek to build sovereign compute capacity.

Waabi is pioneering generative AI for the physical world, starting with autonomous trucking. With the goal of ushering in a new era of safer, more efficient and sustainable transportation, the company plans to launch fully driverless trucks on public roads in 2025. Its next-generation AV2.0 approach is also paving the way for broader adoption of AI in other industries.

“AI is set to be the most transformative technology of our time, and Canada is at the forefront of this global movement,” says Guillermo Freire, EDC’s Senior Vice-President, Mid-Market Group. “By investing in companies, like Tenstorrent and Waabi, that are commercializing and enabling the rapid adoption of AI, EDC is playing its part to help the Canadian ecosystem maintain its competitive edge while supporting the deployment of innovative, Canadian-made solutions.”

mapping and geomatics improve the speed, sustainability and yield of forest exploitation. The food processing sector benefits from smart manufacturing systems that utilize computer vision and AI for real-time monitoring and quality control, ensuring food safety and reducing waste. Meanwhile, in construction, mobile machine simulators are revolutionizing training and operational efficiency, allowing workers to practise skills in a risk-free environment while optimizing equipment usage and minimizing downtime.

•	We built out a strategy for the growing EV battery subsector to help domestic technology companies showcase their experience in support of the transition to hybrid and EV production. While the EV transition met with some headwinds at the end of 2024, EDC remains a strong advocate for Canadian companies committed to bringing their expertise into global supply chains.
•	We continued to raise our profile in the tech ecosystem through key partnerships with accelerators, technology investment funds and tech teams across the country, and through engagement at industry events such as Collision, Deloitte’s Technology Fast 50 and SAAS NORTH. We also made targeted investments in key Canadian innovators that are building the technological foundations required to propel Canada’s economy forward (see customer spotlight on this page).

28	EDC 2024 INTEGRATED ANNUAL REPORT

Partnerships

EDC collaborates with partners to reach more Canadian companies and distribute our solutions to them. These partners include financial institutions, private companies, industry associations and government agencies. Approximately 79% of our financial solutions are delivered with or through partners, and our products are structured to complement those of the private sector. To advance our 2030 strategy, we’re always on the lookout for more ways to serve customers with partners.

Canada Emergency

Business Account

Ever since the Government of Canada launched the Canada Emergency Business Account (CEBA) in response to the onset of the COVID-19 pandemic in March 2020, EDC has acted as its agent in administering the program. In total, the CEBA program supported more than 75% of Canada’s small businesses, providing a critical lifeline during the rolling closures and difficult economic conditions. In partnership with 233 financial institutions, EDC administered $49.1 billion in partially forgivable loans to almost 900,000 small businesses.

In 2024, the program entered into the loan recovery phase, and we expect the collection of defaulted loans to last until 2033. By the end of 2024, 83% of CEBA funds had been repaid or forgiven in accordance with the program’s terms. During the year, the Office of the Auditor General of Canada (OAG) performed an audit of the program and released its report in December. Immediately thereafter, EDC began work to implement the OAG’s recommendations. For more information, please see our statement regarding the OAG’s report.

Team Canada partners

As Canada’s export credit agency, EDC has a unique mandate to support and develop Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. Together with our federal partners (see “Key federal partners” sidebar), we create a coordinated web of support for Canadian companies. Along with these partners, we have business partnerships with organizations such as MaRS Discovery District, Startup Canada and the Toronto Region Board of Trade.

In 2024, our collaborative approach resulted in 711 company referrals through the Business Development Bank of Canada (BDC), Farm Credit Canada (FCC), Innovation, Science and Economic Development Canada (ISED), the Trade Commissioner Service (TCS), MaRS, Startup Canada and the Toronto Region Board of Trade. In addition, close to 1,150 knowledge customers were referred to EDC, primarily by MaRS and Startup Canada.

We worked with some of our Team Canada partners to launch the Export from Canada web page, a centralized destination for helping Canadian companies navigate the federal support network.

EDC chairs the Business, Economic and Trade Resilience (BETR) committee, a forum for federal partners to leverage one another’s in-market experience, value proposition, platforms and cross-promotional efforts to make it easier for companies to access our respective services. The BETR’s “no wrong door” approach ensures that regardless of which BETR team member a Canadian company speaks with, they will be guided to the right departments and to Crown corporations that can help with growth and exporting.

Key federal partners		711 company referrals through BDC, FCC, ISED, TCS, MaRS, Startup Canada and the Toronto Region Board of Trade
Agriculture and Agri-Food Canada Business Development Bank of Canada Canadian Commercial Corporation Environment and Climate Change Canada Farm Credit Canada	Innovation, Science and Economic Development Canada Invest in Canada National Research Council of Canada Industrial Research Assistance Program Natural Resources Canada Trade Commissioner Service

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Financial industry partners

Our long-standing partnerships with Canadian financial institutions are critical in helping us deliver our core working capital, financing and insurance solutions, ensuring easy access to our solutions for Canadian exporters. We work with financial institution partners to add risk capacity to the market, fill gaps in the private sector and help more Canadian companies.

The Trade Expansion Lending Program (TELP) is a joint partner program that maximizes the working capital a company can access through its own financial institution. EDC’s TELP portfolio grew significantly in 2024 through our nine partners, with a 45% year-over-year increase in small business customers and a 43% increase in medium-sized customers. The program currently supports more than 1,450 small and medium-sized businesses, of which 28% are inclusive trade companies.

We completed our first Sustainable Financing Guarantee (SFG) transaction, valued at between $75 million and $100 million, with Wolf Midstream Canada. The SFG pilot is intended to help finance carbon transportation and sequestration projects that support industrial decarbonization.

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Canada’s export credit agency

Export credit agencies (ECAs) play an essential role in facilitating global trade by providing financing and risk mitigation products for exporters expanding in international markets, and for their buyers. As Canada’s official ECA, we are pleased to contribute to this critical ecosystem.

•  EDC was one of 13 initial signatories to an MOU between ECAs and investment insurers at the Ukraine Recovery Conference in Berlin in June 2024, pledging additional co-operation to support Ukraine and preparing the foundation for trade and investment to advance the country’s reconstruction.

We enhance our customers’ competitiveness through a suite of financing solutions, insurance and guarantees that make it easier for them to manage the risks of international trade.

We also partner with other ECAs to level the playing field on issues that impact our customers’ competitiveness. Together, we work to raise the bar on ESG practices, share intelligence and identify collaboration opportunities. Recognizing that each ECA has a mandate tailored to its national interests, collaboration in areas of mutual benefit is crucial for collective success. By working together, we can amplify our impact, ultimately benefiting exporters and strengthening the overall export credit ecosystem.

Here are some of the ways we advanced our relationships and worked with peer ECAs in 2024:

•  EDC has been a proactive and influential participant in the Organisation for Economic Co-operation and Development (OECD) discussions aimed at restricting international support for unabated fossil fuels and advocating for stronger ESG screening and due diligence frameworks under the OECD Common Approaches. By contributing to these critical conversations, EDC is helping to shape policies that promote and ensure responsible business practices, and foster a more sustainable and ethical global trade environment.

•  ECA leaders from the G7 nations convened in Tokyo to discuss a wide range of issues (from business trends and challenges to collaboration opportunities), including support for Ukraine and climate-related provisions under the framework of the OECD Arrangement and the Common Approaches for Officially Supported Export Credits and Environmental and Social Due Diligence. The leaders issued a joint statement following the meeting.

•  We deepened our relationships with peer ECAs in the Indo-Pacific region, who are keen to engage with EDC on topics such as critical minerals. Leaders from several of these ECAs participated in our critical minerals roundtable in Toronto (see page 26  ). We also signed an MOU with Nippon Export and Investment Insurance (NEXI), Japan’s ECA, committing to connect Canadian and Japanese investors and exporters in key areas such as resilient supply chains (i.e., critical minerals), infrastructure, clean technology, energy transition, AI, advanced manufacturing and agri-food. This followed the signing of MOUs with two South Korean ECAs in 2023: Korea Eximbank (KEXIM) and Korea Trade Insurance Corporation (K-Sure). These MOUs facilitate strategic and effective collaboration with our ECA partners on key sectors where we can create measurable opportunities for our exporters.

TXF Export Finance

Deals of the Year

Every year, TXF recognizes 10 outstanding transactions in each of the export finance and commodity finance industries. In 2024, EDC was honoured to be associated with three of the deals selected by TXF’s Perfect 10 Export Finance Deals of the Year:

•  The Overall Export Finance Deal of the Year went to Baltic Power, in which EDC was among the mandated lead arrangers.

•  The Asia Export Finance Deal of the Year went to our customer Northland Power’s Hai Long offshore wind project.

•  An ECA Borrower of the Year Award went to our customer Reliance Industries for an EDC transaction in support of Nokia (one of our Global Corporate Partnership Program customers).

31 EDC 2024 INTEGRATED ANNUAL REPORT SUSTAINABILITY Our dedication to mitigating ESG risks and building resilience improves our prospects for export success. ESG strategy and journey 32 Environmental and social risk management 35 Engaging with our stakeholders 36

32	EDC 2024 INTEGRATED ANNUAL REPORT

ESG strategy and journey

We help Canadian companies grow globally through the power of responsible business, balancing economic growth with environmental and social considerations.

Over the past several years, we’ve matured our approach to managing ESG risks and opportunities in an increasingly complex trade environment. Leading with our values, we have evolved our policies, set ambitious targets and made decisions on the business that we will or will not pursue. We have built our ESG capacities and skills, and integrated ESG practices across our organization. We have also engaged with a wide range of stakeholders interested in and affected by our actions and used their feedback to inform our planning.

In 2024, we began work on the next iteration of our ESG strategy, which at its core will focus on enhancing our customers’ resilience and global competitiveness through responsible business practices. EDC has the mandate and core capabilities to help customers better understand the complexity of the risks they face. We build resilience and competitiveness by helping Canadian companies identify potential ESG risks, understand their impact and prioritize mitigation strategies.

To meet customers’ evolving needs and live up to our mandate and commitments, our new ESG strategy articulates the three pillars and ambitions that we will focus on going forward. We will be building out specific objectives and action plans in the coming year.

ESG strategic pillars

Enable responsible business to flow

Take on mandate-rich, strategy-aligned business, grounded in our values

Responsible business is business that considers impacts on planet and people, in addition to financial measures.

Advance net zero

Help EDC and our customers navigate decarbonization

EDC can help accelerate a transition to a lower carbon and climate-resilient future.

Embed ESG across EDC

Strengthen internal governance to fulfil ESG commitments

Good governance and transparency are critical to our social licence. EDC's values are demonstrated by where we go beyond compliance.

Rachel Guthrie, our Vice-President, ESG Integration, was recognized by Canada’s as a leader in sustainability for her role in strengthening internal governance over the last two years. 2025 ESG strategic pillars We help Canadian companies grow globally through the power of responsible business. Enable responsible Advance Embed ESG business to flow net zero across EDC Take on mandate-rich, Help EDC and our Strengthen internal strategy-aligned business, customers navigate governance to fulfil grounded in our values decarbonization ESG commitments Responsible business is business EDC can help accelerate a Good governance and transparency that considers impacts on planet transition to a lower carbon are critical to our social licence. and people, in addition to and climate-resilient future. EDC’s values are demonstrated by financial measures. where we go beyond compliance.

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Our ESG journey so far

2008
Human rights statement

EDC developed our first human rights statement, a leading position at the time.

2014
Green bond issuance

2018
Support for TCFD

EDC was the first ECA in the world to support the TCFD recommendations.

2019
Establishing dedicated policies

EDC established dedicated policies to support ESG efforts including Climate Change, Human Rights, and Transparency and Disclosure.

2019
Financing for coal-fired power plants

EDC committed to no new financing for coal-fired power plants, thermal coal mines or dedicated thermal coal-related infrastructure—regardless of geographic location.

2020
Carbon reduction target

EDC set Target 1.0 to reduce EDC's exposure to carbon-intensive sectors by 40% by 2023 (against the 2018 baseline).

2020
ESG as a key enabler

2021
Net zero; Leverage and remedy

EDC committed to net zero emissions by 2050 and developed a due diligence process on leverage and remedy.

2022
Science-based targets

2023
Sustainable finance

EDC launched a Sustainable Finance Framework and set our first internal sustainable finance target.

2024
Sixth green bond issuance

2008 2014 2018 2019 Human rights statement Green bond issuance Support for TCFD Establishing EDC developed our first EDC was the first Canadian EDC was the first ECA in dedicated policies human rights statement, a financial institution to issue the world to support the EDC established dedicated leading position at the time. a green bond and one of TCFD recommendations. policies to support ESG the first ECAs. efforts including Climate Change, Human Rights, and Transparency and Disclosure. ESG was identified as a key enabler of EDC’s 2030 strategy, critical to the sustainable, intensive sectors by 40% by long-term success of EDC, 2023 (against the 2018 baseline). our customers and Canada. 2021 2022 2023 Net zero; Leverage and remedy Science-based targets Sustainable finance EDC committed to net zero EDC set science-based EDC launched a emissions by 2050 and developed targets for two sectors of our Sustainable Finance a due diligence process on portfolio and our operational Framework and set our leverage and remedy. emissions, in support of our first internal sustainable net zero commitment. finance target. Over the past 10 years, EDC has made significant progress 2024 against our ESG aspirations. Sixth green bond issuance However, there is more work required to reach the Issued our sixth green bond at US$1 billion, helping to targets and goals we have set as an organization and to further attract capital for operationalize our commitments. climate-focused investment.

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ESG governance

Our governance approach incorporates stakeholders at all levels of the organization, beginning with our Board of Directors, which oversees our ESG efforts and contributes to the evolution of our strategy. Our Head of Sustainability chairs the Enterprise Strategy and Sustainability Forum, which provides oversight and guidance for strategic initiatives, including climate strategy, and receives regular reporting on the progress of climate-related initiatives and our net zero commitment.

In 2024, we strengthened our ESG data quality and governance to enhance our decision-making, performance tracking and reporting. As part of this effort, we created a sustainable finance dashboard that enables us to track sustainable financing transactions by business and product line. Details about ESG governance at EDC can be found on our website ..

Materiality

Materiality assessments help us identify, understand and manage the ESG risks and opportunities that matter most to our business and stakeholders. They also shape the content and scope of our annual reporting. Our last assessment was conducted in 2021. The next assessment is scheduled for 2025.

ESG materiality matrix

One of Canada’s Best 50 Corporate Citizens We were pleased to be ranked 14th among Canada’s Best 50 Corporate Citizens by Corporate Knights. The Corporate Knights’ ranking assesses corporations on the percentage of their investments and revenues that are sustainable, along with other key performance metrics such as carbon emissions and board and executive diversity. Overall, the judges noted that the Best 50 companies are pouring seven times more into sustainable investments than the average Canadian corporation. S Social impactEnvironmental Impact H Human capital of the PortfolioE Environmental Climate Risk & stewardship Opportunity Management Sustainable/Transition FinanceG Governance and Human Rights responsible ESG Oversight & business conductCorporate GovernanceTransparency & Communication Responsible Supply ESG Risk Due Diligence Stakeholders Chain Management to Inclusion, Diversity & Equity Community ImpactESG Knowledge Sharing & Capacity Building Financial Access & Inclusion Talent Compliance & Ethics Significance Operational Environmental Footprint Data Security & PrivacyEmployee Health, Safety & Well-being Customer Experience & Product & Service InnovationImportant Topics Material Topics

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Environmental and social

risk management

Climate change, human rights and other non-credit-related risks can affect the sustainability and reputation of a business, the strength of stakeholder relationships, and the well-being of individuals and communities.

Our Environmental and Social Risk Management (ESRM) Policy Framework guides how we approach this aspect of our business and is aligned with international agreements and standards, including the OECD Common Approaches, the United Nations Guiding Principles on Business and Human Rights, and the Equator Principles. It consists of the following:

•  Environmental and Social Risk Management Policy

•  Environmental and Social Review Directive

•  Climate Change Policy

•  Human Rights Policy

•  Transparency and Disclosure Policy

With considerable input from stakeholders, we review and revise our ESRM policies every three years to ensure they remain relevant and aligned with international frameworks. The next review will be completed in 2026, which will allow us to consider outcomes from our planned 2025 materiality assessment and expected updates to the OECD Common Approaches and Equator Principles.

Environmental and Social Review Directive

As part of our broader ESRM Policy Framework, the Environmental and Social Review Directive is one of our due diligence processes for managing environmental and social risks associated with large projects. It requires us to determine whether a project is likely to have adverse environmental or social impacts despite mitigation measures, categorize the project in alignment with OECD and Equator Principles, and carry out our due diligence process based on the category of the project.

Following an audit of the Directive by the OAG of Canada in 2023, we implemented recommendations in 2024. We expect to finalize action items in 2025. For more information, please see our response to the OAG report.

SUSTAINABILITY CHAMPION Karen Hung, Director of ESG Policy and Research “EDC has long-standing environmental and social commitments, including on human rights and climate change, and we strive to continually strengthen our risk management practices. Our ESG Policy and Research team is uniquely positioned to not only consider the risks to people and the planet that exist in EDC’s portfolio, but also look ahead at emerging issues and trends and consider the potential impacts and opportunities for Canadian companies. I am incredibly proud to be part of an organization that values sustainability and understands the role it plays in the long-term success of our customers.”

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Engaging with our stakeholders

Through proactive engagement with our stakeholders, we listen to a variety of perspectives, concerns and priorities, and consider them as inputs to our strategies and processes. Given the breadth and complexity of issues related to our business, we welcome different perspectives—and we know that we’re the better for it.

While most of our engagement is done through formal consultations, we also receive feedback through social media, phone calls, emails and messages. Written enquiries to our Chair and CEO, along with our responses, are posted on our website ..

We engage with our shareholder, the Government of Canada, to ensure alignment with the government’s policies and priorities. EDC reports to the minister responsible for international trade.

Select stakeholder engagement initiatives

Stakeholders	They expect us to	Select 2024 initiatives	Value created in 2024
Customers and industry associations

Consider and prioritize the international competitiveness of Canadian companies.

Create space for the sharing of knowledge, ideas and thought leadership.

Bring solutions, awareness and connections in support of Canadian exporters.

Engaged in bilateral meetings with customers and industry stakeholders to discuss international trade challenges and opportunities.

Designed and delivered thematic roundtable discussions to share thought leadership ideas (e.g., related to Indo-Pacific and agri-food opportunities).

Sponsored events and contributed to engaging program content, including the International Economic Forum of the Americas and the Western Canada Economic Forum.

Hosted events to bring together customers, associations and the international ecosystem to connect and engage on strategic topics (e.g., Cleantech Export Summit, critical minerals roundtable).

Attended high-profile events to build awareness of EDC solutions and enable customer/buyer connections (e.g., Salon International de l’Alimentation—International Food Exhibition (SIAL) and Prospectors & Developers Association of Canada (PDAC)).

Engaged in Team Canada international outreach, including trade missions to Vietnam, Malaysia, Philippines and Indonesia, and the 16th Conference of the Parties (COP16) on biodiversity in Colombia.

Fostered dialogue, mutual understanding and thought leadership through bilateral meetings, thematic roundtable discussions and high-profile events.

Facilitated knowledge sharing and collaboration, and supported Canadian exporters with solutions, awareness and connections.

Civil society organizations (CSOs)

Demonstrate a commitment to and leadership in sustainable and responsible business.

Continue to evolve our climate change and human rights policies and due diligence practices.

Maintain and continue to evolve our transparency and disclosure practices.

Engaged in discussions on shared interests through civil society roundtables.

Provided context and responses regarding EDC’s position on particular transactions.

Brought visibility to official exchanges by publishing responses to formal letters from CSOs and through meetings with civil society groups.

Continued to create space for discussions to drive mutual understanding. Provided input into the evolution of our ESG policies and practices.

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Select stakeholder engagement initiatives

Stakeholders	They expect us to	Select 2024 initiatives	Value created in 2024
International organizations (includes our peers and other global bodies and groups)	Share knowledge and experiences to promote best practices. Help advance international rules and level the playing field for the global use of export credits.

Concluded negotiations on the OECD Common Approaches within the OECD’s Working Party on Export Credits and Credit Guarantees, which now includes stronger references to climate, human rights and biodiversity screening requirements of transactions.

Engaged with the Equator Principles (EP) through continued representation on the Steering Committee and co-led the internal working group for the EP review.

Participated in the Net Zero Export Credit Agencies Alliance (NZECA) founding members annual meeting, contributing to the collective efforts of export credit agencies to achieve net zero emissions.

Joined Canada’s COP16 delegation in Colombia as part of an ongoing effort to learn about the financial sector’s role in reversing biodiversity decline and contributing to nature positive outcomes.

Contributed to levelling the playing field, ensuring that all OECD ECAs apply the same environmental and social requirements to transactions to further the goals of promoting and protecting biodiversity, the environment and human rights.

Increased collaboration with international peers.

Strengthened environmental and social practices.

Civil society roundtable

We convened our third civil society roundtable in June 2024, engaging with organizations on a variety of ESG-related topics. This time, the format included two separate sessions: a technical session with subject matter experts to discuss EDC’s operations and performance in detail, and an executive session focusing on positions and policies.

President and CEO Mairead Lavery spoke about the complexities of delivering on EDC’s mandate while managing the evolving ESG landscape. Participants also heard from speakers from the International Institute for Sustainable Development and the Business and Human Rights Resource Centre.

Discussion topics included the following:

•  Issues related to the energy transition— e.g., fossil fuels financing, impact on jobs, cleantech, emissions accounting rules and environmental crimes

•  ESG in supply chains—human rights and forced labour concerns

•  Governance—transparency trends

The level of engagement and dialogue was constructive, with civil society participants identifying an array of opportunities for collaboration and sharing resources for our consideration.

ESG Advisory Council

Our ESG Advisory Council, composed of prominent experts across a variety of fields, serves as a sounding board and a challenge function to ensure we consider a wide range of stakeholder perspectives on ESG-related topics material to EDC. The Council met three times in 2024:

•  At its January meeting, the Council explored the complexities of Canada’s energy transition, with a special focus on EDC’s unique role in accelerating progress through its support of Canadian companies’ innovation and transition.

•  The May meeting focused on the latest regulatory trends and implications for Canadian companies.

•  In October, the meeting covered EDC’s updated ESG strategy, the challenges of navigating the environmental and social nexus of complex projects, and potential impacts of Bill C-59 on Canadian companies.

Meeting summaries, along with the names of Council members, are posted on our website .

38 EDC 2024 INTEGRATED ANNUAL REPORT CLIMATE In helping companies take on the world, we aim to do so responsibly, with a commitment to protecting our planet. Climate change poses a serious threat, which we seek to address together with our customers. Our commitment to responsible and sustainable business 39 2024 climate highlights 40 Measuring our climate progress 41 Supporting the energy transition 43 Climate-related risk 47

39	EDC 2024 INTEGRATED ANNUAL REPORT

Our commitment to responsible and sustainable business

Building on our two-decade commitment to sustainable and responsible business practices, we are focused on further enhancing our decarbonization efforts and supporting Canadian exporters in their transition to a low-carbon economy.
In 2024, the impacts of climate change were felt across the globe. At home, we experienced severe wildfires in British Columbia, flooding in Alberta and devastating hurricanes in the Atlantic provinces. These and other extreme weather events disrupted communities, hindered business operations and resulted in significant economic losses.	As Canada’s export credit agency, EDC is uniquely positioned to help Canadian companies of all sizes succeed in global markets. We are committed to helping exporters innovate, seize global trade opportunities and mitigate the impacts of climate change. We have to play a crucial role in facilitating the transition to a low-carbon, climate-resilient economy, which is essential for securing a sustainable future for Canadians.

View our 2024 Climate- Related Disclosure for details about our climate governance, strategy, risk management, and metrics and targets. Our 2050 net zero commitment We are committed to achieving net zero by 2050 in our operations and financing activities. Managing our Supporting the Decarbonizing Engaging our financed emissions energy transition our operations stakeholders Measuring greenhouse Providing connections, Reducing our operational Driving collective progress gas (GHG) emissions and knowledge and capital to GHG emissions through by engaging and pursuing strategic levers our customers for activities science-based reduction collaborating with our to reduce our that can help accelerate the targets and balancing any clients, stakeholders and financed emissions. reduction of their own residual emissions through industry peers through GHG emissions and foster carbon removals. our vast financial and innovation to catalyze governmental networks decarbonization across across Canada and the global economy. the globe.

40	EDC 2024 INTEGRATED ANNUAL REPORT

Conducted our first biodiversity impact assessment, establishing enhanced visibility on our portfolio’s impact on nature. 40 EDC SUSTAINABILITY CHAMPION Matthew Robinson, Advisor, Sustainable Finance “I consider it a privilege to be a member of EDC’s Sustainable Finance team. EDC already has an outstanding mandate of supporting Canadian exporters, and it is doubly rewarding to drive business that not only delivers impactful results for our customers but also generates positive environmental and social outcomes.” 2024 climate highlights We continued to make progress in our environmental efforts in 2024 as we worked toward a more sustainable future. The year’s highlights included the following: Issued our sixth green Updated our Sustainable Extended $1.3 billion in bond at US$1 billion, Finance Framework financing for renewable helping to further attract capital for and integrated it with our Sustainable energy, climate-focused investment. Bond Framework. supporting the development of 2,648 MW in clean energy generation capacity. Served a record number Conducted our first Participated in the first of 500 cleantech biodiversity impact set of NZECA meetings customers in 2024, assessment, following the group’s establishment, demonstrating our focus on establishing enhanced visibility on contributing to the collective efforts supporting the growth of Canadian our portfolio’s impact on nature. of export credit agencies working to companies that are building clean achieve net zero emissions. and sustainable technologies.

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Measuring our climate progress

At EDC, we measure and manage our performance by setting clear targets and tracking key performance metrics to inform our decision-making and monitor progress over time.

Financed emissions intensity(1)

As the majority of our emissions come from our financing activities, we are actively working to reduce the carbon impact of these activities in accordance with our legislative mandate and strategic objectives. Since 2018, we have made strides by reducing our support for carbon-intensive sectors by $15.8 billion, which has had a significant impact on our financed emissions. In parallel, EDC actively seeks out opportunities to support low-carbon industries, to further reduce our financed emissions intensity.

Financed emissions intensity for 2024 was 183 tCO2e/$M compared to 176 tCO2e/$M in 2023 and 330 tCO2e/$M in 2020. Most of the change since 2020 has been driven by the continuous decrease in exposure to carbon-intensive sectors in the last several years. Now that EDC has attained this lower level of exposure, the intensity measure is more sensitive to future changes in exposure. This is visible in the slight increase in intensity from 2023 to 2024, which was caused by a relatively small increase in exposure to the airlines sector, partially offset by a decrease in exposure to upstream oil and gas.

Airlines

Our strategy includes collaborating with Canadian exporters and partners to understand how EDC can support the aerospace sector’s decarbonization efforts. Our immediate focus is on promoting Canadian aerospace exports that enhance fuel efficiency and exploring opportunities to increase the availability of innovative low-carbon propulsion technologies.

To promote this effort, EDC has set an interim target to achieve a 37% reduction in emissions per passenger kilometre in our airlines financing portfolio by 2030, against a 2020 baseline. In 2024, our aviation portfolio’s emissions intensity decreased to 104.9 gCO2 per passenger kilometre, a 20.3% decrease from our 2020 baseline.

In 2023, our airlines portfolio saw multiple clients with low emissions intensity reduce their exposure, which drove the overall metric result higher than anticipated. In 2024, we saw a reversal of that trend, as the intensity decreased 26% year-over-year. This was driven primarily by the addition of a single airline client with a relatively modern fleet and low emissions intensity, which now makes up over a quarter of EDC’s total exposure to the sector. This change coincided with reductions in exposure to some high-emitting clients to drive down the overall intensity of our airlines portfolio. In addition, 2024 results benefit from improvements in data quality, which allowed EDC to rely on less estimation and more robust mapping of our portfolio to accurate emissions factors.

We are continuing to stay updated with the latest science-based target methodologies and scenarios. EDC has opted to trial the Pegasus Guidelines, developed by the Rocky Mountain Institute (RMI), to enhance our understanding of emissions linked to our airline lending activities. We are planning to continue testing the methodology’s relevance to our data systems and business.

(1)	Financed emissions intensity represents the total financed Scope 1 and 2 emissions divided by EDC’s net financing exposure, for both commercial loans and project finance portfolios.

(2)	The ISF Net Zero Scenario was used to set EDC’s 2030 target and project EDC’s convergence pathway past 2030.

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Upstream oil and gas

In 2024, we remain on track to meet our 2030 climate target for upstream oil and gas production. The loan-weighted production volume of our upstream oil and gas portfolio was 0.23 exajoules, representing an 87.8% decline from our 2020 baseline. In 2024, the technology mix of our upstream oil and gas portfolio reflects a 48.9% share of oil production, representing a 7.4% decrease from our 2020 baseline.

The large decrease in loan-weighted production volume over the last year stems from two primary factors. Firstly, an existing client with a significantly higher-than-average production volume was having an outsized impact on our performance against the target until recently. During 2024, our exposure to this client rolled off. Secondly, this shift coincided with the addition of a new client during 2024, which represents a relatively large financial exposure and low production volume. With this new client now taking up nearly half of our loan-weighted production, our volume has decreased.

Operational emissions

We set a target to achieve a 32% reduction in our Scope 1, 2 (location-based) and Scope 3 business travel emissions by 2030 from a 2019 baseline. In 2024, these emissions totalled 3,085 tCO2e (1), with a carbon intensity of 1.40 tCO2e per square foot, compared to 2,408 tCO2e with a carbon intensity of 1.30 tCO2e per square foot in 2023. While operational emissions increased by 28% from the prior year, this still resulted in a 3% reduction in emissions compared to our baseline year of 2019.

In 2024, we saw an increase in operational emissions, mainly due to business travel for our first in-person all-employee conference in five years. We continued to compensate for our operational emissions by purchasing and retiring 2,860 tCO2e of carbon offset credits for Scope 1 and Scope 3 business travel emissions and purchasing 6,314 MWh of RECs for Scope 2 (location-based) emissions related to electricity consumption.(3)(4)

(1)

Operational emissions are defined as the sum of emissions from Scope 1, Scope 2 (location-based) and Scope 3 business travel. For detailed information on calculation methodology of GHG emissions, please refer to the 2024 Climate-Related Disclosure and GRI Standards Content Index: GRI 305.

(2)

EDC’s proportionate share of the head office building was corrected from 98.3% to 88.0%, requiring emissions to be reallocated from Scope 1 and 2 categories into Scope 3 emissions from subleased offices. This correction was also retroactively applied to previous year emissions totals, including our 2019 baseline. Refer to GRI 305 in the GRI Standards Content Index for information on calculation methodology.

(3)

Carbon offset credits are a certified transferrable instrument that represents an emissions reduction of one metric tonne of carbon dioxide equivalent. The purchaser of an offset credit can “retire” it to claim the underlying reduction or avoidance.

(4)	RECs are a market-based instrument that certifies that the bearer owns one megawatt-hour (MWh) of electricity generated from a renewable energy resource delivered to the electricity grid.

43	EDC 2024 INTEGRATED ANNUAL REPORT

Supporting the energy transition

EDC is well positioned to build a trade environment that encourages transition. In recent years, we have expanded our support to include industries of strategic importance to both the Canadian and global energy transition. Although the exact pathway to a low-carbon economy remains uncertain, we are committed to enhancing the competitiveness of Canadian exporters and technologies that enable this global shift. Our approach for our areas of focus within the energy transition, such as renewable energy and critical minerals, is outlined in our 2024 Climate-Related Disclosure ..

Sustainable Financing Guarantee

In 2022, we initiated our pilot program for Sustainable Financing Guarantees, aimed at assisting medium-sized and large Canadian companies in shifting away from high-carbon activities and toward operations that either eliminate or drastically cut emissions. This solution enables risk sharing between Canadian financial institutions, enhancing the ability of Canada’s financial sector to offer funding linked to sustainability and facilitating mutual learning as we expand our services in this area.

Sustainable finance

Sustainable finance is important for attracting and allocating capital toward low-carbon projects and companies, especially those that operate in energy transition focus areas.

Over a decade ago, EDC was the first Canadian financial institution to develop a Green Bond Framework and issue a green bond. We continue to sharpen our focus on sustainable finance as an integral aspect of our operations.

In 2024, we updated our Sustainable Finance Framework to incorporate EDC’s approach to issuing sustainable bonds. Our updated framework streamlines our sustainable finance criteria documents to enhance transparency for our stakeholders. The updated framework also reflects a broadening of in-scope product lines and the refinement of eligible sustainable finance activities and criteria.

With the pilot concluding this year, it supported $82 million in funding. The pilot’s investment thesis did not materialize as anticipated due to shifts in the macroeconomic environment and the evolving needs of Canadian exporters, which ultimately caused it to fall short of our objective to extend $500 million in transition financing loans by 2024. Through this pilot, EDC gained important insights into our customer and partner needs in sustainability-related products, which will allow us to continue to refine our approach to sustainable financing.

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Sustainable bonds

As an export credit agency with large-scale financing capabilities, EDC is well positioned to be an important source of capital for innovative Canadian companies and projects that are addressing major global issues such as the climate crisis.

In 2024, we issued our sixth green bond to support the financing of Canadian businesses engaged in projects that generate positive environmental outcomes. The occasion marked a number of milestones for EDC, notably for being:

•  our largest green bond offering, at US$1 billion;

•  our first public issuance with a 10-year term (our previous green bonds had three- and five-year terms); and

•  our first issuance under EDC’s Sustainable Bond Framework.

Sustainable bonds, which include green bonds, are important tools that we use to raise the capital needed to help solve sustainability challenges, while also delivering an attractive return to investors. Since launching our first green bond in 2014, EDC has mobilized and directed more than $3.5 billion from international investors to businesses active in areas such as renewable energy, clean transportation, pollution prevention and sustainable water management.

With the issuance of green bond 6, we are funding transformative initiatives ranging from solar energy projects across the Americas, to a sustainable public transport system in Australia. While different in nature, these initiatives share a common theme: a focus on sustainable development.

More information on the performance of our sustainable bond program can be found in our 2024 Sustainable Bond Impact Report .

Cleantech business support

Clean technologies play an essential role in tackling climate change, and EDC has championed support for cleantech for over a decade, providing approximately $50 billion in cumulative EDC financing since 2012. Our long-term objective is to establish Canada as a global leader in this field.

In 2024, we supported 500 cleantech businesses, enabling $9.7 billion in business facilitated. This is an increase from 444 companies served in 2023, yet a 20% decrease in business facilitated on account of fewer large-scale project financing transactions than the previous year. Our focus has remained on growing our portfolio of cleantech customers, and assisting as many companies as we can, in line with our corporate mandate to help

Canadian companies develop the capacity to engage in export trade and respond to international business opportunities. See page 25 to learn more about our 2024 performance.

45	EDC 2024 INTEGRATED ANNUAL REPORT

Spotlight on renewable energy

A key focus for EDC and our support for Canada's energy sector is to increase our funding for the renewable energy sector. By the end of 2024, we had disbursed $1.3 billion to 56 renewable energy projects.(1) These projects include developments for solar, wind, pumped hydropower and battery energy storage systems, as well as transmission and distribution infrastructure. With the help of our partners, we have estimated the positive impacts that these renewable energy projects are able to deliver. For instance, EDC's financing in 2024 supported renewable energy generation projects that have a total generation capacity of 2,648 MW.(2)

These figures highlight EDC's expanding role in supporting sustainable energy solutions as well as Canada's transition to a low-carbon economy. For more information, please read our 2024 Climate-Related Disclosure.

Our support for the renewable energy sector is part of broader support to Canada's cleantech sector, which remains an essential element of our 2030 strategy and our plan to achieve net zero emissions by 2050. We remain focused on this sector, with $9.7 billion in business facilitated in 2024.

2,648 MW

Renewable energy generation capacity financed

2023: 2,797 MW

$1.3B

Financing disbursed to renewable energy projects

2023: $1.4B

56

Renewable energy assets supported

2023: 56

(1) *Renewable energy projects include those that are operational, partially operational or in construction .*

(2) *Total generation capacity relates to solar, wind and hydropower, and excludes battery energy storage and pumped hydro storage projects. The amount refers to the intended capacity that these projects expect to achieve at full operation upon completion, as defined in their respective financing agreements and project proposals. It is inclusive of all renewable energy projects that EDC disbursed financing to during the year, and is pro-rated to EDC's proportionate share of the project financing and represents the full project capacity.*

EDC’s support for Canada’s energy sector

As a financial Crown corporation and export credit agency, EDC’s mandate is to support all sectors of the economy. As Canada and the world diversify their energy sources, we have been evolving our portfolio to support the renewable energy sector while also continuing to support Canada’s domestic oil and gas industry.

The transition to a lower carbon economy is underway, but it cannot happen overnight. While the oil and gas sector is a significant contributor to emissions, the sector is deeply integrated into Canada’s national economy and is therefore an important industry for Canada’s economic growth and trade. It is expected to remain so during the global energy transition. We offer various financing solutions to support Canadian oil and gas companies’ efforts to decarbonize as part of our focus on sustainable finance and our commitment to net zero.

EDC adheres to Canada’s federal climate policy commitments, and we continue to monitor the policy environment as national climate objectives evolve. Following Canada’s commitment at COP26, as of January 1, 2023, EDC no longer provides new direct financing to the unabated international fossil fuel sector. This commitment is known as the Glasgow Statement. Further, we stopped providing new indirect business support (i.e., insurance, bonding or guarantees) for Canadian oil and gas producers’ international upstream and downstream operations. Our declining exposure—existing, committed business that has not yet reached maturity under the scope of the Glasgow Statement—decreased to $764 million in 2024 from $1.6 billion in 2023.

Our reporting framework

EDC’s reporting follows the North American Industry Classification System (NAICS), a global reporting system used by the federal government and other international agencies. As a result, our business support for the oil and gas sector includes transactions related to an oil and gas company’s adoption or purchase of cleantech solutions that reduce its carbon or environmental footprint.

EDC’s electricity trading insurance coverage for oil and gas is categorized based on the insured company’s industry classification (NAICS) code. Due to limited access to activity-level data for the electricity trading that we cover, EDC’s disclosure may overestimate EDC’s support for oil and gas. This overestimation occurs when an insured company, which derives the largest share of its revenues from oil and gas activities, receives coverage for electricity trading that includes non-fossil sources.

Given the difficulty of obtaining and disaggregating data on electricity sources, EDC is unable to separate the sources of electricity. As a result, the amount reported for electricity trading insurance coverage includes both fossil fuel and non–fossil fuel related support.

46	EDC 2024 INTEGRATED ANNUAL REPORT

2024 support

In 2024, our support to the sector represented 6% of EDC’s overall business facilitated across all sectors, which totalled $123.4 billion. There was a year-over-year increase in our direct financing volumes resulting from a small number of large-scale project financing transactions. For example, we provided a loan for the Cedar Link project—a pipeline that will deliver natural gas to the Cedar LNG project. The floating LNG facility is the world’s first Indigenous majority-owned LNG project and will be powered by BC’s hydroelectric grid. See page 63 for a statement from the Haisla First Nation.

Consistent with previous years, the majority of our business support to the oil and gas sector in 2024 was indirect, through short-term insurance coverage(1) and bonding.(2) Together, the insurance and bonding support represents 72% of our overall business facilitated for the sector.

Including the above products, as well as cleantech and energy trading transactions, EDC facilitated a total of $7.5 billion of direct and indirect business in the oil and gas sector in 2024, compared to $7.3 billion in 2023.

Summary of our support for the sector in 2024:

•	A 33.8% increase in direct financing (i.e., loans) to the Canadian oil and gas sector, from $870 million in 2023 to $1.2 billion in 2024, with the Cedar LNG project representing 47% of this business volume. Further, of our 2024 direct financing support, approximately $62 million was cleantech related.

•	A 4.7% increase in short-term insurance coverage, from $5.1 billion in 2023 to $5.4 billion in 2024. In 2024, 42.5% of this insurance support was for electricity and energy trading, which includes both traditional fossil fuels and renewable energies such as wind, solar and hydroelectric.

•	A decrease in bonding coverage, from $1.3 billion in 2023 to $973 million in 2024.

2024 support for oil and gas

Bonding coverage
$0.97B
Direct financing
$1.16B
$7.5B
Total
Short-term insurance
$5.39B
$2.29B
Electricity trading
Direct financing/ cleantech
$0.06B
Direct financing/ other
$1.10B
$1.16B
Direct financing

2023 support for oil and gas

Bonding coverage
$1.3B
Direct financing
$0.87B
$7.3B
Total
Short-term insurance
$5.1B
$2.2B
Electricity trading
Direct financing/ cleantech
$0.08B
Direct financing/ other
$0.79B
$0.87B
Direct financing

(1)	Short-term insurance coverage refers to EDC’s accounts receivable insurance, which protects a company from losses in the event of non-payment from their buyer.
(2)	EDC’s bonding support provides an up to 100% risk transfer guarantee to the Canadian exporter’s financial institution, allowing the company to access greater working capital.

47	EDC 2024 INTEGRATED ANNUAL REPORT

Climate-related risk

Our ability to withstand the extensive and systemic challenges that climate change presents is crucial for the resilience of our business. We recognize that both risks and opportunities related to climate are likely to affect our business across short-, medium- and long-term horizons. This requires us to fully integrate climate-related risk and opportunity considerations with our risk management processes at the enterprise, portfolio and transaction levels and to adapt our strategy and financial planning processes accordingly.

Conducting climate-related scenario analysis

We are actively enhancing our technical capabilities to model the impacts of climate change scenarios, with the aim of assessing climate-related risks and strengthening our decision-making processes. Our work focuses on overcoming challenges related to data quality and availability while incorporating forward-looking assessments of climate-related factors. These assessments are supported by advanced models and are informed by evolving regulations within the financial services sector.

Since 2020, we have been conducting and refining our approach to scenario analysis. In 2024, we focused on a “delayed transition scenario,” which assumes that global annual emissions will not decrease until 2030 due to the lack of new climate policies and an inconsistent policy approach toward encouraging a shift to a low-carbon economy. Although we previously analyzed this scenario in 2020, revisiting it now allows us to compare it with the other transition scenarios that we’ve studied since 2021. Our updated approach not only aligns with our previous analyses but also reflects recent reports that suggest a trend toward a delayed transition scenario. This scenario offers valuable insights into potential impacts on our portfolio, helping us to plan and prepare more effectively.

Identifying and assessing climate risks and opportunities

Our Environmental and Social Risk Management Policy Framework includes policies, procedures and positions that ensure transactions are subject to environmental and social assessment. Customers or transactions identified as being exposed to non-credit climate-related risks during our environmental and social risk management review undergo a climate performance assessment. This assessment profiles the customer and their readiness to collaborate with us on improving climate outcomes. Depending on the assessment results, advisors may recommend that the company commit to enhancing its climate performance and disclosures. If a prospective client is not willing to engage in this process, EDC may opt not to proceed with the transaction or exit its relationship with the client.

In 2024, we focused on identifying opportunities to enhance our climate due diligence process. For example, we are exploring options to acquire climate tools that will provide our advisors with additional resources to support the due diligence process. These tools will help improve the speed, reliability and credibility of our assessments.

Heatmaps of EDC’s transition risk exposure as at December 31, 2024 (%)

Moderately
Low Moderate Moderately low High high
36.7% 24.1% 14.9% 13.7% 10.6%
Insurance portfolio
Moderately
Moderately
Low
Moderate
high
low
High
43.7%
21.6%
14.3%
11.1%
9.3%
Heatmap of EDC’s project finance portfolio physical risk exposure as at December 31, 2024 (%)
Financing portfolio
For more information about our approach to scenario analysis and our 2024 findings, please read our 2024
Climate-Related Disclosure .
Moderately low
Moderately high
Low
Moderate
46.7%
24.6%
19.9%
8.7%

48 EDC 2024 INTEGRATED ANNUAL REPORT

HUMAN RIGHTS

Human rights are fundamental rights, no matter where in the world our customers do business. We focus on influencing better outcomes for people through our own actions and those of the companies we support.

Human rights are
rights, no
matter where in the world our customersdo business. We focus onbetter outcomes for people through ourown actions and those of thewe support.

Our approach
49
2024 key initiatives
50
2024 highlights
51

49	EDC 2024 INTEGRATED ANNUAL REPORT

Our approach

As Canada’s export credit agency, we recognize our responsibility to respect human rights enshrined in the International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

Our approach is guided by the United Nations Guiding Principles on Business and Human Rights (UNGPs), the authoritative global standard for guiding responsible business conduct with respect to human rights. To ensure we embed respect for human rights across our activities, and are well positioned to identify, prevent and manage adverse human rights impacts, we continue to build out a framework of policies, systems and processes, which includes the following:

●	Our Human Rights Policy , which drives our approach to human rights, including decision-making for the transactions we support and the actions we take
●	Our Due Diligence Framework: Human Rights , which outlines how our policy commitments are integrated into our environmental and social risk assessment processes

●	Our Principles on Leverage and Remedy , which describe how our leverage and remedy commitments are put into practice

The Human Rights Policy is reviewed every three years as part of our wider ESRM Policy Framework review (see page 35 Å ). The last review resulted in an updated Human Rights Policy, which was released in early 2023. The next ESRM Policy Framework review is scheduled to be completed in 2026.

“Ensuring that EDC and the projects we support work in a way that respects people and communities is an important responsibility; it is inherent in the business of international trade, and it lies with everyone in the organization, from the frontline to the support functions.”

Rachel Guthrie, Vice-President, ESG Integration

50	EDC 2024 INTEGRATED ANNUAL REPORT

2024 key initiatives Our 2024 human rights performance highlights are presented on page 51 .. Key initiatives undertaken during the year are outlined below.

Human rights saliency exercise

In collaboration with Shift, the leading centre of expertise on the UNGPs, we completed our inaugural human rights saliency exercise to identify the issues of highest severity and likelihood that EDC may be exposed to. This work was undertaken in support of our Human Rights Policy commitments and in line with international best practices.

As part of the exercise, we met with internal and external stakeholders to glean insights into the human rights risks and impacts associated with EDC’s 2050 net zero commitment and Indo-Pacific strategy. Three topics that emerged were working conditions, community impacts, and occupational health and safety. We’re reviewing current practices and activities related to these salient issues and developing action plans to enhance our understanding and approach.

Fighting against forced and child labour

Bill S-211, the Fighting Against Forced Labour and Child Labour in Supply Chains Act, came into force on January 1, 2024. The Act stipulates that government institutions must produce an annual report detailing the measures they took in the prior year to prevent forced labour and child labour within supply chains.

In 2024, we issued our inaugural report , which outlined the steps we took in 2023 to prevent and reduce the risk that forced labour or child labour is used in the production of goods we purchase. The report pointed to our Code of Conduct , Procurement Policy and Supplier Code of Conduct , all of which guide our procurement practices, as well as our employee training, remediation practices and ongoing evaluation of our effectiveness.

Engaging with stakeholders

We engage with a wide range of stakeholders to share our approach to human rights risk management, gather feedback and advance best practices. We’re active participants in industry and standard-setting bodies such as the OECD Environmental and Social Practitioners Forum, the EP Steering Committee and Shift’s Financial Institutions Practitioners Circle.

At any time, stakeholders can submit queries and review response letters from our CEO here .. See page 37 for information about our 2024 civil society roundtable, which included human rights discussions with EDC executives and subject matter experts.

Please see our 2024 Fighting Against Forced Labour and Child Labour in Supply Chains Act report for more information.

51	EDC 2024 INTEGRATED ANNUAL REPORT

2024 highlights

Human rights risk screenings by region

17.8%

of transactions underwent enhanced human rights risk screenings

North America
161
Asia and Oceania
88
Middle East
58
Europe
46
Latin America
37
Africa
5

Human rights risk screenings by sector

Manufacturing
90
Information and communications technology
76
Aerospace
56
Mining, metals and heavy industry
40
Infrastructure, power generation, transmission and distribution
31
Surface transportation
25
Retail, sales and services
22
Other
22
Agriculture, aquaculture and forestry
18
Oil and gas
15

8.6%
Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)
4.3%
Indigenous peoples, community engagement or land acquisition and resettlement
13.7%
Employee labour, working conditions or occupational health and safety
41.8%
Security practices of companies or service providers
15.7%
Supply chain management (e.g., forced labour, child labour, human trafficking)
15.9%
Infringement on freedom of expression or right to privacy

Human rights risk screenings by region
17.8%
of transactions underwent enhanced human rights risk screenings
Human rights risk screenings by sector
Human rights–related risks identified in environmental and social screenings

8.6%
4.3%
Environmental issues
Indigenous peoples,
that present risks to
community engagement
people (e.g., water scarcity,
or land acquisition and
deforestation, pollution)
resettlement
13.7%
41.8%
Employee labour,
Security practices
working conditions
of companies or
or occupational
service providers
health and safety
15.7%
15.9%
Supply chain management
Infringement on freedom
(e.g., forced labour, child
of expression or right to privacy
labour, human trafficking)
The total percentage breakdown presented represents a subset of all screenings. This breakdown excludes any screenings where a transaction was flagged for multiple risks spanning several categories or the unique risk identified could not be attributed to the common risk themes.

52 EDC 2024 INTEGRATED ANNUAL REPORT

BUSINESS INTEGRITY

A non-negotiable commitment to integrity and responsible business practices helps EDC—and our customers—successfully navigate an increasingly complex trade environment.

Responsible business 53
Corporate governance 55

52 EDC 2024 INTEGRATED ANNUAL REPORT BUSINESS A non-negotiable to integrity and responsible business practices helps EDC—and our customers—navigate an complex trade environment. Responsible business 53 Corporate governance 55

53	EDC 2024 INTEGRATED ANNUAL REPORT

Responsible business

With a mandate to help Canadian companies do business in some of the most challenging markets in the world, it’s critical for EDC to have strong policies, guidelines and controls. We are committed to maintaining and supporting sustainable and ethical business practices to drive economic prosperity, increase transparency and demonstrate global stewardship.

Risk management

The long-term, sustainable success of EDC customers hinges on our knowledge of international trade and our ability to take on and manage risks. Our activities expose us to financial, operational and strategic risks, including ESG risks, across a diverse economic and political landscape.

Ethical conduct

As EDC continues to grow its impact and make a bigger difference for Canada, the places and spaces in which we work become increasingly complex. We have an obligation to bring the highest ethical standards with us whenever and wherever we do business.

In 2024, 100% of active employees participated in ethics-related training and attested to their commitment to comply with EDC’s Code of Conduct. The training focused on leading with our values, managing conflicts of interest, handling confidential information and interacting with suppliers.

As part of our 2024 campaign, we conducted an employee survey and benchmarking on our ethical culture. The survey asked questions about employees’ awareness of resources; perceptions of our ethical environment, peers and leadership; pressures to compromise ethical standards; and observing and reporting misconduct. Survey results indicated a strong ethical culture at EDC, with solid benchmarking against our global peers.

At the same time, opportunities were identified to improve information flow between senior management and employees and to continue efforts to enhance the psychological safety of employees who have issues or questions.

Transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence(1)

During the year, we also revised our Confidential Information and Insider Trading Standard and launched new mandatory training for all employees on insider trading. The training aims to equip employees with the knowledge to ethically navigate financial markets, avoid conflicts of interest and protect themselves from the risks of illegal market activity.

Preventing financial crimes

Over the course of 2024, we implemented enhancements to our Financial Crime (FC) Policy to strengthen our risk governance framework, which is designed to detect, assess, deter and mitigate money laundering and terrorist financing risk, bribery and corruption risk, external fraud risk and sanctions risk.

We continually evolve our risk management processes and systems in response to changing regulatory expectations, industry developments, market trends and emerging FC risks. In 2024, this included improvements to our FC risk assessment models and to how we collect and confirm customer information.

Key FC priorities were reinforced through monitoring and testing, reporting enhancements and updates to mandatory enterprise-wide FC training. We updated our enterprise-wide FC inherent risk assessment to ensure EDC’s identification and assessment of potential FC risks remain current. This exercise provided greater visibility into the most prevalent inherent risks and supported our ongoing work to refine our controls and monitoring to effectively manage and mitigate FC risk.

EDC regularly engages with peer ECAs, financial institutions, the OECD and other government organizations on FC-related matters. In 2024, we convened with these stakeholders to align on emerging risks such as those in the Indo-Pacific region and Ukraine.

Our risk management governance, practices and risk appetite continue to evolve to align with our corporate strategies and business priorities. This evolution is informed by assessments of EDC’s management processes and control environments, which drive risk prioritization discussions at the executive level and with the Risk Management Committee of the Board.

Our practical approach to risk management includes quantifying risk to inform decision-making and identifying risk tolerance thresholds and limits that will enable us to reach our strategic objectives responsibly and with sound governance.

Several 2024 initiatives supported this approach, including revising our risk taxonomy (classification of risk types) to better reflect EDC’s operations, strategy and environment, and updating our risk appetite framework to ensure that it clearly sets out EDC’s Risk Appetite Principles and outlines the roles and responsibilities for risk appetite governance. Having clear risk tolerances allows business teams to more effectively meet customer needs while staying within our corporate risk appetite.

We also expanded our operational loss program and improved operational risk assessment and reporting tools.

Throughout the year, we engaged with EDC executives and the Board of Directors to identify, understand, assess and report on the Corporation’s key financial and non-financial risks. Mandatory training programs and guidelines for all employees were updated to ensure sound awareness of risks that continue to evolve in the areas of AI, financial crimes, ESG and cybersecurity.

(1)

Based on transactions and customer onboarding reviews completed during the fiscal year where financial crimes–related enhanced due diligence required direct engagement with one or more counterparties by the ESG Advisory team.

54	EDC 2024 INTEGRATED ANNUAL REPORT

Transparency and disclosure

Our Transparency and Disclosure Policy sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the accountability and details sought by interested Canadians.

In 2024, we initiated work to enhance our transaction reporting to move toward a more user-friendly format for our stakeholders. Our updated individual transaction web page will be moved to a new platform with a format that will facilitate analysis, in response to both our 2022 policy consultations and the 2023 Office of the Auditor General audit of EDC’s Environmental and Social Review Directive (see page 35 ). We look forward to engaging with stakeholders on best practices in transparency and disclosure in the next policy review, scheduled for 2026.

EDC continues to report on the aggregate number of prospective financing and insurance transactions that were turned down due in whole or in part to ESG-related risks.

55	EDC 2024 INTEGRATED ANNUAL REPORT

Corporate governance EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

Board renewal

Board members are appointed by the Government of Canada for terms of up to four years. In some cases, their term may be renewed and they may serve beyond their terms, as permitted by the Export Development Act. Current terms of office are published on our website ..

At the end of 2024, two directors continued to serve beyond the end of their terms, and one director position was vacant at year-end.

As a financial Crown corporation that operates on commercial principles, EDC is governed by a board of directors whose representatives are from the private sector. Directors bring expert, external perspective that is invaluable in guiding the organization to success.

2024 highlights

•  Held 15 Board meetings

•  Welcomed three new Board members, bringing additional expertise in risk management and human resources

•  Delivered a robust director development program, including new director training, external guest speakers and joint learning sessions with EDC’s subsidiary board, FinDev Canada

•  Updated EDC’s subsidiary governance framework to strengthen Board oversight of FinDev Canada

•  Discussed ESG matters at Board and committee levels, covering topics such as emerging trends, new legislation, climate action, biodiversity, human rights and stakeholder engagement

•  Held an annual strategy day focused on advancing EDC’s 2030 strategy, challenging key assumptions and aligning corporate planning with shareholder priorities

•  Approved updates to the Enterprise Risk Management Framework and policies

•  Engaged with EDC customers and partners at a reception jointly hosted with Business in Vancouver

•  Actively supported the Privy Council Office’s CEO recruitment process and internal transition

•  Maintained a strong focus on strategic human resources topics, including culture; inclusion, diversity and equity; leadership development; and succession plans

Governance practices

Board stewardship

EDC’s Board of Directors, along with the Executive Management Team, ensures that the Corporation’s strategic direction and Corporate Plan are aligned with the trade priorities of its shareholder, the Government of Canada. The Board Chair acts as a link between EDC and the shareholder. In this regard, the Board is informed by guidance from the minister responsible for international trade through a Statement of Priorities and Accountabilities (SPA). In August 2024, the Board recommended the 2025–2029 Corporate Plan to the shareholder and Minister for approval. The plan was subsequently approved in December 2024.

Accountability and operations

With the exception of the President and CEO, the Board is independent of EDC’s management. The two entities have an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. The EDC bylaws regulate Board proceedings and establish matters for which the Board has reserved authority. The Board Charter elaborates on the Board’s stewardship roles and responsibilities.

56	EDC 2024 INTEGRATED ANNUAL REPORT

Ethical conduct

The Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The Board approves EDC’s Employee Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector, and receives regular reports on employee training and sign-off to confirm adherence with it. Board members are also expected to perform their roles in accordance with EDC’s Board Code of Conduct, which the Board reviews and approves annually. Attestation and training on the Board Code is an annual obligation.

EDC directors file standing declarations of interest and recuse themselves from discussions and voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations so that transaction documents are withheld from a director who has declared an interest in a party related to that transaction.

ESG oversight

The Board oversees the Corporation’s overall ESG direction and strategy, as well as the Environmental and Social Review Directive. Ongoing director development and certifications strengthen the Board’s collective ESG competency. Of note is that, as of the end of 2024, 75% of directors hold a Competent Boards ESG designation (GCB.D), consistent with 2023 levels. The designation covers enterprise risk, business complexity, technological disruptions, and social and environmental obligations.

ESG is a standing item on the meeting agendas of the Board, the Business Development and Performance Committee (BDPC) and the Risk Management Committee. All other committees apply an ESG lens in fulfilling their mandates. The Board receives regular ESG updates from the Head of Sustainability, in addition to hearing from the shareholder and civil society representatives.

Transformation and long-term strategy

The Board receives regular updates on the implementation of EDC’s 2030 strategy and holds an annual strategy day with the EDC Executive Management Team to take stock of progress, challenge key assumptions and align corporate planning with shareholder priorities.

Throughout the year, the Board works closely with the Executive Management Team to examine trends affecting Canadian trade, such as global economic and geopolitical conditions, the climate crisis and supply chain issues, and to engage in divergent thinking about the challenges and opportunities facing Canadian exporters.

Enterprise risk management

As an export credit agency, we encounter a variety of financial, operational and strategic risks across a diverse economic and political landscape. Enterprise risk management (ERM) builds risk management practices into EDC’s everyday operations and therefore remains a

Board priority. In 2024, the Board approved a number of updates to the ERM Framework and policies (see page 53 ).

Senior management evaluation and succession

As part of its responsibilities, the Board evaluates the annual performance of the President and CEO, executive and senior vice-presidents, and other designated positions. Set by the Human Resources Committee, the President and CEO’s annual performance objectives and metrics are directly related to EDC achieving objectives in the Corporate Plan. The Human Resources Committee reviews performance based on these objectives and metrics, and makes recommendations to the Board. The Board provides the government with recommendations for the President and CEO’s performance rating and variable pay. The Human Resources Committee also reviews short- and long-term incentive pay programs and oversees talent management and succession plans.

In 2024, the Board Chair actively participated in the CEO recruitment process as a member of the selection committee for the Government of Canada’s Governor in Council selection process. The Board also engaged in and oversaw the development of the CEO onboarding and transition plans.

57	EDC 2024 INTEGRATED ANNUAL REPORT

Board committees

The Board is supported by six committees, and regularly reviews their mandates and terms of reference, which are outlined below. Each Board member serves on two committees.

Audit Committee Chairperson: Manjit Sharma Number of meetings: Four Members: Heather Culbert, Karna Gupta, Daniel Moore, Richard Payette, Kari Yuers The Audit Committee ensures the Board fulfils its mandate in financial matters, oversees internal controls, reviews any investigations by the Chief Internal Auditor, approves the plans for internal and external auditors, and ensures adequate resources. All committee members are financially literate and independent of EDC management. Its main duties are as follows: • Approve quarterly financial statements for public release • Review internal and external audit results • Engage regularly with the Chief Internal Auditor and representatives of the Office of the Auditor General of Canada • Review the implications of new accounting policies • Approve and monitor important capital and administrative expenditures Nominating and Corporate Governance Committee Chairperson: Vivian Abdelmessih Number of meetings: Ten Members: Heather Culbert (non-voting, ex officio member), Karna Gupta, Mairead Lavery (in the capacity of President of EDC), Pierre Matuszewski, Daniel Moore, Manjit Sharma The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. Its main duties are as follows: • Provide input into the election criteria for appointments of the President and the Chair, desirable skills and experience required of directors, consideration of Board candidates, and Board orientation and education programs • Oversee the governance of EDC subsidiaries, and recommend for Board approval the appointment of the FinDev Canada Board Chair • Assess Board effectiveness, including monitoring relations with management • Review the membership and mandates of committees • Provide input into the ethics program for directors Business Development and Performance Committee Chairperson: Pierre Matuszewski Number of meetings: Four Members: Pierre Boivin, Angela Fong, Karna Gupta, Richard Payette, Manjit Sharma, Megan Telford, Kari Yuers The Business Development and Performance Committee supports the Board’s oversight of corporate and business strategies. Its main duties are as follows: • Advise the Board on strategic direction • Oversee the execution of the Corporation’s strategy • Monitor business performance against approved business strategies, plans and policies • Oversee EDC’s stakeholder engagement activities Human Resources Committee Chairperson: Karna Gupta Number of meetings: Five Members: Pierre Boivin, Heather Culbert, Mairead Lavery (non-voting), Pierre Matuszewski, Megan Telford The Human Resources Committee supports the Board’s oversight of human resources strategic planning. Its main duties are as follows: • Approve the management succession plan, and employee and executive compensation • Oversee the short- and long-term incentive pay programs and make recommendations to the Board • Set objectives and advise the Board on the assessment of the President’s performance • Oversee the design, investment strategy and performance of employee pension plans

58	EDC 2024 INTEGRATED ANNUAL REPORT

Risk Management Committee Chairperson: Daniel Moore Number of meetings: Five Members: Vivian Abdelmessih (in the capacity of Board Chair), Pierre Boivin, Angela Fong, Mairead Lavery (in the capacity of President of EDC), Pierre Matuszewski, Richard Payette The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. Its main duties are as follows: • Oversee and recommend updates to the internal policy framework governing the authorization of EDC’s business activities • Oversee the authorizations required to undertake specific transactions • Review and recommend transactions requiring Board approval • Monitor compliance with the Environmental and Social Review Directive • Oversee EDC’s compliance and ethics programs • Receive updates on portfolio management activities Executive Committee Chairperson: Vivian Abdelmessih Number of meetings: Three Members: Heather Culbert (non-voting, ex officio member), Karna Gupta, Mairead Lavery (in the capacity of President of EDC), Pierre Matuszewski, Daniel Moore, Manjit Sharma The Executive Committee has the authority to exercise certain Board powers and meets only if necessary to deal with urgent matters that arise between Board meetings.

Director remuneration and Board attendance

Membership and attendance of EDC Board of Directors committees in 2024

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (3 = quorum)	Business Development and Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)	Executive Committee Meeting	Exinvest Annual Meeting

Abdelmessih, Vivian	$57,990.00	4/4	4/4	5/5	10/10	5/5	15/15	3/3	1/1

Boivin, Pierre	$18,567.50		4/4	4/5		4/5	14/15		1/1

Culbert, Heather	$22,932.00	4/4		5/5	9/10		12/15	3/3	1/1

Fong, Angela	$8,192.50						5/5

Gordon, Lindsay	$4,265.00	1/2	0/2	1/3		1/3	2/5		1/1

Gupta, Karna	$32,802.00	4/4	4/4	5/5	10/10		15/15	3/3	1/1

Lavery, Mairead				5/5	7/10	5/5	14/15	2/3	1/1

Matuszewski, Pierre	$32,934.50		4/4	5/5	10/10	5/5	15/15	3/3	1/1

McLeese, Robert	$8,387.50	2/2				3/3	5/5		1/1

Moore, Daniel	$12,072.50				1/1	1/1	9/9	1/2

Payette, Richard	$17,355.00	4/4	4/4			5/5	12/15		0/1

Sharma, Manjit	$29,055.00	4/4	4/4		10/10		11/15	2/3	1/1

Telford, Megan	$9,405.00			0/1			8/9

Yuers, Kari	$18,567.50	4/4	4/4				12/15		1/1

Total	$272,526.00

EXINVEST	$4,365.00

Total	$276,891.00

59 EDC 2024 INTEGRATED ANNUAL REPORT Inclusion and caring are core values that steer us in the right direction and reflect our goal of making Canada and the world better through trade. Inclusive trade 60 Supplier diversity 64 Inclusion, diversity and equity 65 Talent programs 68 Community investment 69

60	EDC 2024 INTEGRATED ANNUAL REPORT

Inclusive trade

Through our inclusive trade efforts, we offer targeted support for Canadian companies owned by members of equity-seeking groups (women, Indigenous peoples, Black and other racialized Canadians, persons with disabilities and those from the 2SLGBTQI+ community). We believe that improving access to, and the relevance of, EDC’s financial and knowledge solutions is essential for achieving our goal of helping more Canadian companies realize their international growth potential.

Our inclusive trade strategy focuses on five pillars: inspire, educate, connect, enable and empower. It is delivered by a dedicated team that’s heavily involved in the broader ecosystem of organizations supporting Canadian companies owned by members of equity-seeking groups. Collaborations and partnerships are critical for extending our reach, removing barriers, addressing market gaps and ensuring EDC products and services are known, relevant and accessible.

2024 impact

Strategic vision	Goal	2024 impact

INSPIRE	Increase reach and build awareness	50+ external speaking engagements were held to build awareness of the benefits of exporting.

EDUCATE	Increase knowledge and understanding	3,000 inclusive trade companies accessed EDC’s knowledge services.

CONNECT	Support ecosystem connections and build relationships	The Inclusive Trade team had over 120 direct one-to-one engagements with business owners to facilitate introductions to trade programs and connections with ecosystem partners and international opportunities.

ENABLE	Drive EDC financial solutions conversion	1,380 inclusive trade companies accessed EDC financial products, for a total of $2.5 billion of trade facilitated.

EMPOWER	Support community investment, economic advocacy and the inclusive trade ecosystem	25+ partners were empowered through financial sponsorships and our commitment to support economic empowerment and inclusive trade.

In line with EDC’s customer segment strategy, we doubled down on our support for inclusive trade companies in the micro and small segment, which applies to most of these businesses. Our team worked closely with partners and frontline EDC staff to connect more companies with opportunities, whether they be EDC solutions and programs or other opportunities within the broader ecosystem.

The Trade Expansion Lending Program (TELP) with Canadian financial institutions continued to be a valuable channel for ensuring companies owned by equity-seeking entrepreneurs can access EDC’s financial solutions (see page 29 ). We have nine partners in the program, including First Nations Bank of Canada. Close to 28% of TELP customers are inclusive trade companies.

We also focused on deploying EDC’s capital and financing expertise to facilitate greater ownership and participation among Indigenous businesses in Canada’s economy, most notably in the energy transition and resource development industries.

2024 inclusive trade results

$2.5B	3,816	1,380

in business facilitated	financial and non-financial	financial customers
	customers served(1)	served(1)(2)

(1)	Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

(2)	Customers served with financial products also includes multi-product users.

61	EDC 2024 INTEGRATED ANNUAL REPORT

Women in trade

Limited access to capital, difficulty finding foreign clients and lack of a strategic growth plan are some common export barriers that women cite. EDC is dedicated to helping Canadian women-owned businesses succeed globally by providing the financial solutions and insights they need to grow confidently. To share knowledge and help women network and overcome business challenges, we leverage our strategic ecosystem partnerships. Partner initiatives in 2024 included the following:

•  Women Presidents Organization (WPO) : EDC is now a Canadian regional sponsor of the WPO. This partnership connects us with hundreds of women-led companies across Canada, fostering growth through shared insights and collaboration.

•  StrikeUP Canada : We presented at the StrikeUP Canada digital conference on scaling businesses and the value of exporting, reaching over 4,500 women entrepreneurs and promoting inclusive economic growth.

•  Coralus : We continued to work with our long-standing partner Coralus to support entrepreneurs with training, knowledge, resources and peer discussions. In 2024, a new Indigenous circle cohort was launched in collaboration with the National Aboriginal Capital Corporations Association.

•  Asia Pacific Foundation of Canada Business Missions : We supported missions for Canadian women-led companies to access Indo-Pacific markets, offering pre-mission training, business connections, in-market promotion and high-level public conferences.

2024 women in trade results
$960M	2,552
in business facilitated	financial and non-financial customers served(1)
(1) Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

CUSTOMER SPOTLIGHT Dalcini StainlessThrough the steely determination of its founder, Dalcini Stainless is making the world healthier—one lunch box at a time. Born in India, Nita Tandon combined her culture, health science background and practicality as a mother to design stainless steel lunch boxes, divided food trays and compact snack containers that are not only sustainable, but also low maintenance and easy to clean. Today, her multimillion-dollar company is on a mission to provide consumers with the safest, most durable stainless steel food containers on the market.In business Number Key global since: of employees: Location: Industry: markets:2015 Two Ottawa, ON Manufacturing U.S. and New Zealand READ MORE ABOUT DALCINI STAINLESS’S INSPIRING STORY Spotlight on intersectionality Inter sectionality plays a key role in understanding the challenges that diverse women face and how society can advance gender equality. We know that when women identify with multiple dimensions of diversity, the challenges are exacerbated. Our Inclusive Trade team looks at diversity from different lenses, and was pleased to report some positive trends and opportunities in 2024. Of note: • 16.6% of businesses led by immigrant women export, compared to 10.4% of businesses led by Canadian-born women.(1)(2) • Some 39% of Indigenous small businesses are majority-owned by women, compared to the Canadian average of less than 17%.(3)(4) • The first largest market study of Black women in Canada showed that in 2021, 42% of newly registered women-owned businesses were owned by Black women, making them one of the fastest-growing business demographics in North America when aggregated with their U.S. peers.(5)(6) For more information on supports available for this segment, check out EDC’s BLACK Exporter Guide . Many immigrant women entrepreneurs are multilingual and have global experience, which sets them apart and enables higher levels of export. Studies have found that they are 8% more likely than Canadian-born women to create new products and 20% more likely to implement innovative production solutions.(7) They are also more likely to embed ESG as part of their core business values. (1) Statistics Canada: “Gender-Based Business Statistics in Canada” (2) Global Aairs Canada: “Immigrant-led SME Exporters in Canada” (3) Adàwe: “Export Experiences of Indigenous Entrepreneurs” (4) Statistics Canada: “Survival Rate and Performance of Indigenous-owned Businesses” (5) Pitch Better: ”FoundHers—The First and Largest Market Study of Black Women Founders in Canada” (6) Centre for Social Innovation: “The First National Market Study on Canadian Black Women Founders Is Here” (7) The Women Entrepreneurship Knowledge Hub: “The State of Women’s Entrepreneurship in Canada (2022)”

62	EDC 2024 INTEGRATED ANNUAL REPORT

Indigenous businesses
Indigenous nations were traders long before the arrival of the first European settlers, and many Indigenous businesses operate in industries with high export potential. Yet their trade performance today lags behind that of other Canadian small and medium-sized companies. Several factors contribute to this situation, but a big one is the lack of access to capital and financial services.

We’re committed to advancing economic reconciliation and improving the accessibility and relevance of EDC’s financial solutions for Indigenous businesses—so that the number of exporters grows and communities flourish. Collaboration and partnerships with Indigenous business organizations, financial institutions and government agencies are central to achieving these objectives.

Through engagement with Indigenous leaders and partners, we receive critical feedback to help us improve the relevance of, and access to, our programs for Indigenous businesses. Much of our work in 2024 focused on complementing partners’ mandates and supporting additional capacity so they could enhance their service to members.

A key initiative in 2024 was to review our major partnerships and determine how we could strengthen them for greater impact, such as through increased engagement at the executive level, major event sponsorships, webinars and increased information exchange. These partners include the following:

•  Pow Wow Pitch : We work with Pow Wow Pitch in numerous ways, including by providing support for its pitch competitions for Indigenous entrepreneurs, serving on its advisory committee and conducting educational webinars for members.

•  Council for the Advancement of Native Development Officers (CANDO) : We sponsor and participate in CANDO’s events, including the Annual National Conference and the annual Economic Development Youth Summit.

•  National Aboriginal Capital Corporations Association (NACCA) : We sponsored and participated in the NACCA’s annual Indigenous Prosperity Forum in 2024. In 2021, EDC committed $35 million to NACCA’s Indigenous Growth Fund, which improves access to capital for NACCA’s network of Indigenous financial institutions and their Indigenous business clients. The past year saw continued disbursements from the fund.

•  Canadian Council for Indigenous Business (CCIB) : We are a Patron Member of CCIB and increased our engagement in 2024 by participating in webinars, conference advisory committees and events, including the CCIB 40th anniversary celebration.

•  First Nations Major Projects Coalition (FNMPC) : Through our growing partnership with FNMPC, we aim to increase access to competitive capital and financing expertise to support Indigenous ownership and participation in major projects.

•  Indigenous Works : As a sponsor of Indigenous Works, EDC supports its mandate to improve the inclusion and engagement of Indigenous peoples in the Canadian economy.

Indigenous participation in major projects

There’s growing recognition that Indigenous businesses must play a more significant role in the Canadian economy. Indigenous consent, ownership and equity participation are necessary to advance Canada’s transition economy and resource development (including energy, mining, critical minerals, forestry, renewables, hydrogen, wind and related infrastructure).

Projects with full and equal Indigenous partners are likely to be more successful and competitive through de-risking of the regulatory process, and as a result of strong local supply chains and improved approaches to addressing environmental concerns. Yet access to capital remains a key challenge in seeking equity ownership in these projects. EDC’s strategic partnerships with Indigenous organizations and financial institutions such as First Nations Bank of Canada aim to help overcome this challenge. Our work extends to supporting more Indigenous participation and procurement within the supply chains around these projects. To this end, we are developing strategies in collaboration with Indigenous business partners and financial institutions to engage more closely with local Indigenous businesses and economic development corporations.

A key learning in 2024 was that positive outcomes from Indigenous business programs contribute significantly to broader corporate objectives around sustainable finance, medium segment expansion and growth in the Indo-Pacific region, and, more broadly, to the 2030 strategy. These initiatives increasingly depend on positive developments around sustainable growth and investment within the Indigenous business community.

2024 Indigenous business results

$519M

in business facilitated(1)

320

financial and non-financial customers served(2)

(1)  This significant annual increase in Indigenous business facilitated is due to EDC’s support for the Cedar LNG project, which drives over 80% of the total.

(2)  Unique customer count is used to ensure each customer that is served multiple times over the years is counted only once.

63	EDC 2024 INTEGRATED ANNUAL REPORT

Empowering economic growth: The Cedar LNG initiative

A key priority for EDC is to support Indigenous economic reconciliation by supporting Indigenous businesses as they pursue economic self-reliance and growth through exporting. We recognize that Canada's natural resources industries provide strong opportunities to do so. Equity-seeking groups, including Indigenous peoples, face unique challenges in the business world. As part of EDC's inclusive trade priorities, we want to ensure all Canadians have the same opportunity to take on the world.

The Cedar LNG project in Kitimat, British Columbia, is the first Indigenous-majority-owned liquefied natural gas (LNG) project in the world, owned by the Haisla Nation and Pembina Pipeline Corporation. Built on the Haisla Nation's traditional territory, Cedar LNG will deliver exports of Canadian liquefied natural gas to Asia, where there is increasing demand to reduce the reliance on more carbon-intensive energy sources, like coal and oil. The project is expected to offer meaningful employment to Haisla Nation members, members of other local Indigenous groups, and the local community over the lifespan of the project.

Cedar LNG operates with an emissions intensity that is significantly lower than other global LNG projects, mainly due to its reliance on BC's hydroelectric power for the liquefaction of natural gas and as the primary source of electricity during operations. For more information about the Cedar LNG project, visit the website here.

•  Canadian Black Chamber of Commerce (CBCC) and Black Canadian Women (BCW) : EDC sponsored and participated in the CBCC’s Elevate Black Business Project, designed to support Black entrepreneurs in scaling their businesses, as well as BCW’s 2024 Smart Growth International Business Expo.

•  Team Canada mission to the National Minority Supplier Development Council Conference : We participated in the Atlanta-based conference with 16 Canadian Aboriginal and Minority Supplier Council certified members.

•  Groupe 3737 and Black Entrepreneurs and Businesses of Canada Society : Working with these organizations, we provided unique opportunities for Black and racialized communities, including youth, to realize their potential.

One of our most critical initiatives was empowering community organizations to optimize their impact. By providing training, cutting-edge resources and expert knowledge, we invest in the success and sustainability of these organizations. We delivered numerous trade workshops and sessions in 2024 and, in some cases, connected organizations to training programs offered by the Forum for International Trade Training (FITT ), a long-time EDC partner. When equipped with the skills, expertise and capabilities needed to thrive, these community organizations are better positioned to drive meaningful outcomes and foster growth and resilience among their members.

Black and racialized exporters

Black and racialized entrepreneurs are often on their own when building businesses. With data showing that systemic discrimination and racism continue to exist, we work to create an equitable playing field that enables more businesses owned by Black and racialized Canadians to achieve success in global markets.

Over the years, we’ve shown that we care about diversity and broader reconciliation efforts, and we’ve built trust, which we expect will generate better economic spinoffs for diverse communities as we continue to act as a valued advisor and community leader.

In 2024, we took on larger programs and projects with diverse business organizations, including the following:

•	Global ScaleUp Program with BKR Capital (formerly Black Innovation Capital): We co-developed and supported a cohort of eight high-growth global portfolio companies, through a program that brings together connections and knowledge of trade tools and solutions to accelerate the export growth of the participating companies. The partnership yielded a significant spinoff: an Indo-Pacific opportunity pipeline, in which BKR Capital and EDC’s Inclusive Trade and Indo-Pacific teams collaborate to facilitate market access and drive business growth.

64	EDC 2024 INTEGRATED ANNUAL REPORT

Supplier diversity

Our spending on goods and services with diverse suppliers was approximately $6.5 million in 2024, and we are committed to sharing these opportunities with a diverse range of suppliers, including equity-seeking groups. Our Procurement Policy requires internal buyers to include a diverse supplier, where available, on the short list when procuring between $200,000 and $600,000 of goods or services.

We were very pleased to sponsor and participate in Supplier Diversity Alliance Canada’s first-ever, three-day national conference. This was the largest supplier diversity event ever held in Canada, bringing together some 500 suppliers, corporate procurement professionals, and government and ecosystem partners to learn, connect and drive change through business.	The event was an opportunity to increase our understanding of the challenges inclusive trade companies face as they grow, make new connections with partners and prospects, and build awareness of the benefits of exporting and how to leverage supplier diversity as a tool for market entry.

Supplier diversity by the numbers

58

Contracts with diverse suppliers

$6.5M

Diverse supplier spend

2.5%

Diverse supplier spend as a percentage of total procurement spend

65	EDC 2024 INTEGRATED ANNUAL REPORT

Inclusion, diversity and equity

We’re working to foster an inclusive, diverse and equitable workplace culture that positions us to serve customers better and make a greater impact on Canadian society. When employees feel they belong and have an equitable opportunity for success—regardless of gender, race, ethnicity, sexual orientation, ability or experience—they’re more likely to realize their full potential and help us drive change that benefits our customers, communities and the economy.

We take a data-driven, evidence-based approach to inclusion, diversity and equity (ID&E). Applying advanced people analytics, we identify ID&E gaps in representation that would benefit from additional focus, assess employee sentiment, and then use this information to strengthen our core HR practices and processes.

Our key initiatives in 2024 included the following:

•	To improve confidence that the employee data we analyze represents our employee population, we launched the “Count Me In” self-identification campaign. The campaign highlighted the benefits of participating in voluntary and confidential self-disclosure and helped increase our participation rate from 78.7% to 81.7%.
•	We initiated a pilot program to identify and narrow gaps in two specific areas: representation and employee sentiment. The pilot focused on increasing diversity representation at the leadership level for visible minorities, including Black employees, as our data pointed to this being the biggest gap across our organization. An ID&E working group, sponsored by EDC’s Senior Vice-President and Chief Legal Officer, led the pilot project effort, using tactics such as town halls, listening sessions for leaders and individual contributors, recognition programs, balanced candidate rosters, the sharing of engagement survey results, advertisement postings on external diversity job boards, and separate working groups to tackle specific gaps. Learnings from the pilot project will inform our 2025–2027 ID&E plan.

•	As part of our Global Corporate Partnership Program (GCP) with leading international companies, we launched an ID&E initiative to create societal good, while also enhancing relationships with these important clients. The initial roundtable with ID&E leaders from several of EDC’s largest GCP customers focused on the value of employee resource groups (ERGs) and profiled our Black ERG. Participants discussed the challenges and potential opportunities for cross-ERG and cross-organizational collaboration. The second session, led by our Indigenous ERG, was a well-attended Indigenous Summit featuring a guest presenter from Indigenous Works.

66 EDC 2024 INTEGRATED ANNUAL REPORT

Workforce composition by equity-seeking group[1][2]

% Visible minorities

30%
2025 target
2023
36.4%
2024
37.3%

% Visible minorities—Black

7%
2025 target
2023
8.2%
2024
8.7%

% Indigenous peoples

3%
2025 target
2023
2.3%
2024
2.1%

% 2SLGBTQI+

5%
2025 target
2023
4.2%
2024
3.9%

% Persons with disabilities

8.5%
2025 target
2023
7.6%
2024
8.6%

Leadership[1][2]

% Female

50%
2025 target
2023
51.4%
2024
50.0%

% Visible minorities

30%
2025 target
2023
19.9%
2024
21.1%

Employees by gender[1][2]

Gender diverse or prefer not to answer
1.1%
Female
51.9%
50%
2025 target
Male
47.0%

Wage parity ratio (women : men)

98.8%

[2] *Totals exclude FinDev Canada, employees on leave, locally engaged staff and students.*

66 EDC 2024 INTEGRATED ANNUAL REPORT Workforce composition by equity-seeking group(1)(2) % Visible minorities % Visible minorities—Black 30% 7% 2025 target 2025 target 2023 36.4% 2023 8.2% 2024 37.3% 2024 8.7% % Indigenous peoples % 2SLGBTQI+ 3% 5% 2025 target 2025 target 2023 2.3% 2023 4.2% 2024 2.1% 2024 3.9% % Persons with disabilities 8.5% 2025 target 2023 7.6% 2024 8.6% Leadership(1)(2) % FEMALE 50% 2025 target 2023 51.4% 2024 50.0% % Visible minorities 30% 2025 target 2023 19.9% 2024 21.1% Employees by gender(1)(2) Gender diverse or prefer not to answer 1.1% Female Male 51.9% 47.0% 50% 2025 target Wage parity ratio (women : men) (1) Results are based on responses received from the self-identi cation survey. (2) Totals exclude FinDev Canada, employees on leave, locally engaged sta and students. 98.8%

67	EDC 2024 INTEGRATED ANNUAL REPORT

Accessibility

We’re committed to creating accessible, inclusive and equitable experiences for our customers, our employees and all Canadians, especially people with disabilities.

Since our initial assessment under the Accessible Canada Act (ACA) —which aims to create barrier-free communities, workplaces and services for all Canadians by 2040—we’ve gained a deeper understanding of the scope and complexity of this task and have adjusted our approach accordingly. With efforts led by a dedicated ACA team, the key to our success thus far has been to be proactive in making accessibility commitments across the organization.

Our Three-Year Accessibility Plan (2023–2025) , published on our website, describes our planned actions to prevent or remove barriers to accessibility. We also produce an annual Accessibility Progress Report , which discusses steps taken and lessons learned about improving the customer and employee experience.

Key initiatives in 2024 included the following:

•	We implemented the CAN/ASC—EN 301 549:2024 Accessibility requirements for Information and Communication Technologies (EN 301 549:2021, ICT) and the Web Content Accessibility Guidelines (WCAG) 2.2 Level AA as EDC’s digital accessibility standards. Doing so will help to provide a more accessible opportunity for exporters to interact and communicate with EDC, positioning us to engage with a larger demographic of individuals who may be looking to export or trade internationally.

•	We combined the findings of the Rick Hansen Foundation and Adaptability Canada’s studies to guide improvements to our Ottawa community hub and the design of a new hub in Montreal.

•	Our Brand and Marketing teams unveiled plans for new accessible brand guidelines, which feature higher-contrast colours and a simplified and more legible font set. We’ve started applying the guidelines to edc.ca, and to corporate reports and files, with fonts that are easier to read, higher contrast ratios between text and backgrounds, and interface elements such as buttons and fields.

•	As part of EDC’s Community Investment Day (see page 69 ), our ACA team joined forces with our DiversABILITY ERG to offer an accessibility clinic. The clinic covered topics such as creating accessible Word documents and PowerPoint presentations, and using accessible Microsoft Teams features. The high level of interest reinforced the need for more accessibility training.

EDC’s 2024 Integrated Annual Report is our first corporate report to conform with the CAN/ASC—EN 301 549:2024 and WCAG 2.2 Level AA accessibility standards.

Employee resource groups

Our ERGs help us create safe spaces for people to engage with one another and share their lived experiences. The groups provide valuable insights to narrow gaps in employee sentiment and make recommendations related to our processes, systems and structures that will help improve the employee experience. Our ERGs are also active in community and customer events, amplifying EDC’s impact on society.

We have nine ERGs, each with an executive sponsor, and two affinity groups:

•	2SLGBTQI+

•	Black

•	DiversABILITY

•	Francophonie

•	Growing Professionals

•	Indigenous

•	Latin+

•	Mosaic for Newcomers

•	Women@EDC

•	Environmental (affinity group)

•	Family Ties (affinity group)

Miguel Simard, EDC’s Senior Vice-President and Chief Legal Officer and Executive Sponsor of the Women@EDC ERG, was named one of Canada’s Top 10 Diversity and Culture Impact Leaders by DiversityCan Magazine in 2024.

68	EDC 2024 INTEGRATED ANNUAL REPORT

Talent programs

Our success depends on our ability to attract, engage, develop, empower and retain passionate, dedicated employees with the skills and sharp thinking to implement our 2030 strategy.

We’re modernizing our talent programs to position EDC for sustained success in a dynamic business environment. Focus areas include strengthening leadership capabilities; anchoring our behaviours in our corporate values; updating our systems, processes and ways of working; enhancing people practices related to career development and succession planning; and complying with pay equity, ACA and bilingualism requirements.

Our 2024 initiatives included the following:

•  EDC’s culture vision is to be a customer-centric organization fuelled by passionate employees. A key lever in achieving this vision is investing in the development of our leaders. Launched in 2023, Leading with Impact (LWI) is a foundational program that articulates leaders’ key competencies and expected behaviours to help shift EDC’s workplace culture over time. In 2024, we rolled out the LWI immersion program, where leaders are grouped into cohorts to learn more about decision-making, accountability, empowerment, and giving and receiving feedback.

•  We brought EDC’s corporate values to life in our behavioural competency framework, which sets clear behavioural expectations. Seven core competencies apply to all employees, and there are additional ones for leaders. The framework is a starting point for ensuring that all employees work in a positive environment, can select development initiatives, understand their job expectations, and have unbiased performance evaluations and targeted feedback discussions.

•  We refreshed our talent review and succession planning processes to help us identify top leadership talent and ensure we meet their development needs.

•  EDC achieved pay equity compliance in 2024, with no pay adjustments required. Our final pay equity plan was posted in the fall, in accordance with the Pay Equity Act, following a process that included a Pay Equity Committee and invited employees to comment on a draft version of the plan.

Employee engagement

Our primary indicator of the employee experience is employee sentiment, which we measure through surveys. We typically conduct two surveys each year: a short pulse survey in the spring and an in-depth survey in the fall.

Questions cover topics such as employee wellness, customer focus, strategy and transformation, enablement, trust and safety, and senior leadership. We also ask how likely employees are to recommend their workplace to friends and family, which provides a key measure of engagement.

Survey findings are analyzed and discussed at the executive level and within individual teams. Pervasive themes are identified and addressed, as needed, through action plans.

We had an excellent response rate of 90% for the fall 2024 survey, and a strong Employee Net Promoter Score (eNPS). Highest scores were on questions related to employee wellness and employees’ understanding of how their work impacts the customer. Lower scores were in areas that we’re working to improve, such as the employee digital experience.

69	EDC 2024 INTEGRATED ANNUAL REPORT

Community investment

At EDC, we care about supporting and empowering our people to give back to the communities where they live and work. Our Community Investment Program offers inclusive support for diverse communities in need through corporate donations and employee volunteering.

We timed this year’s event to coincide with Exchange Week, our annual employee conference in Ottawa, and employees were encouraged to participate. Their volunteer efforts included activities such as making sandwiches for unhoused persons in support of The Ottawa Mission; landscaping and painting events focused on revamping low-income communities, in support of Ottawa Community Housing; working with Indigenous Experiences to ready the land for the summer solstice festival; donating blood and plasma through Canadian Blood Services; and participating in World Skills Employment Centre’s interview roulette, which provides newcomers to Canada with interview experience to help them enter the workforce.

The program also recognizes the importance of investing in Canada’s future through our Scholarship Program, which awards 20 international business and seven community leadership scholarships annually.

Our 2024 Community Investment Day for EDC employees was our largest yet, with impressive participation and contributions:

• 40+ charities involved • 70+ unique activities • 1,571 EDC employees registered • 4,713 total volunteer hours • $25,000 in direct donations pledged across participating charities

PEOPLE SPOTLIGHT Aida Alvarenga, Manager for Knowledge Business When Aida first came to Canada to complete her undergraduate studies at McGill University, she didn’t expect to make Canada her home. But as life would have it, she went on to complete her Master’s program and joined EDC’s newly formed Knowledge Business team in 2017. Today, Aida also co-chairs our Latin+ ERG. In her day-to-day work and volunteer efforts, Aida’s commitment to caring shines through at all times. READ MORE ABOUT AIDA ON OUR LINKEDIN BLOG EDC employees making sandwiches for The Ottawa Mission during Community Investment Day.

70 EDC 2024 INTEGRATED ANNUAL REPORT Community investment highlights 1,571 Total registered employees, who volunteered 4,713 hours, contributing to our largest Communit Investment Day ever EDC employees gathered for a group photo outside, in a field, on Community Investment Day. $98,103 Total donations from EDC employees 8,737 Total number of volunteer hours by employees   EDC employee smiling and holding a “Community Investment Day EDC” sign and a sloth stued animal.$91,958 Total amount raised by EDC employees for the Government of Canada Workplace Charitable Campaign 86 Number of sponsored employee volunteer days   EDC employees moving cabinets at a warehouse for Community Investment Day. By embracing the value of caring, we strive to create a positive impact in the communities where we live and work across Canada and internationally. This is made possible through the dedication of our employees who volunteer their time, talent and donations, the relationships with our community partners, and our community investment programs.

71 EDC 2024 INTEGRATED ANNUAL REPORT Showing we care Community donations made by EDC $182,390 Total community donations $280,493 Community donations made by EDC employees $98,103 (1) EDC contributes the maximum committed amount for its portion of the matching program, regardless of whether employees have reached the matching limit. Donations matching program (EDC’s contribution) $20,000(1) EDC charitable donation program $152,390 Donations to Government of Canada Workplace Charitable Campaign (EDC’s contribution) [GRAPHIC APPEARS HERE] $10,000 Donations matching program (employee contributions) $6,145 Donations to Government of Canada Workplace Charitable Campaign (employee contributions) $91,958 Community Leadership Scholarships 2024 was the second year of our Community Leadership Scholarships program , which recognized six students who identify with certain equity-seeking groups. In addition, a seventh scholarship recognizes Ukrainian students for academic excellence. Besides maintaining strong academic standing, the Community Leadership Scholarship recipients demonstrated dedication to the advancement of their communities through extracurricular work and volunteering. Representatives from six of our ERGs were part of the scholarship nomination and selection committee. Our Scholarship Program awarded an additional $100,000 to 20 post-secondary students seeking an education in international business. “As one of the first women in five generations of my family to attend university, I am deeply honoured to receive EDC’s scholarship for Black leadership. It empowers me to uplift Black excellence by paving the way for ambition and inspiration, not just for myself, but for the many other Black youths in my community. This opportunity will enable me to achieve my aspirations in the business world, and I am profoundly grateful for EDC’s support in this achievement.” Aliyanna Gordon, Black Community Leader Scholarship recipient

72 EDC 2024 INTEGRATED ANNUAL REPORT

Governance and management team

Board of Directors

Vivian Abdelmessih
(Chair)
Toronto, ON

Karna Gupta
(Vice-Chair)
Oakville, ON

Pierre Boivin
Sainte-Foy, QC

Heather J. Culbert
Calgary, AB

Angela Fong
Edmonton, AB

Pierre Matuszewski
Montreal, QC

Daniel Moore
Toronto, ON

Manjit Sharma
Toronto, ON

Megan Telford
Toronto, ON

Kari Yuers
Vancouver, BC

Executive Management Team

Alison Nankivell
President and Chief Executive Officer

Carl Burlock
Executive Vice-President and Chief Operating Officer

Scott Moore
Executive Vice-President, Finance and Chief Financial Officer

Susannah Crabtree
Senior Vice-President, People and Culture

Guillermo Freire
Senior Vice-President, Mid-Market Group

Sven List
Senior Vice-President, Canadian Corporate Business

Dominic Mailhot
Senior Vice-President and Chief Information Officer

Julie Pottier
Senior Vice-President, Small Business & Partnerships and Head of Insurance

Steven Richards
Senior Vice-President and Chief Risk Officer

Nancy Russell
Senior Vice-President and Chief Internal Auditor

Miguel Simard
Senior Vice-President and Chief Legal Officer, Special Risks and CEBA

Todd Winterhalt
Senior Vice-President, International Markets and Head of Communications and Public Affairs

** Current Board and Executive Management Team.*

72 EDC 2024 INTEGRATED ANNUAL REPORT Governance and management team Board of Directors Vivian Abdelmessih (Chair) Toronto, ON Karna Gupta (Vice-Chair) Oakville, ON Pierre Boivin Sainte-Foy, QC Heather J. Culbert Calgary, AB Angela Fong Edmonton, AB Pierre Matuszewski Daniel Moore Manjit Sharma Megan Telford Kari Yuers Montreal, QC Toronto, ON Toronto, ON Toronto, ON Vancouver, BC Executive Management Team Alison Nankivell Carl Burlock Scott Moore Susannah Crabtree Guillermo Freire President and Chief Executive Vice-President Executive Vice-President, Senior Vice-President, Senior Vice-President, Executive Officer and Chief Operating Finance and Chief People and Culture Mid-Market Group Offi cer Financial Officer Sven List Dominic Mailhot Julie Pottier Steven Richards Nancy Russell Senior Vice-President, Senior Vice-President Senior Vice-President, Senior Vice-President Senior Vice-President Canadian Corporate and Chief Information Small Business & and Chief Risk Officer and Chief Internal Business Officer Partnerships and Head Auditor of Insurance Miguel Simard Todd Winterhalt Senior Vice-President Senior Vice-President, International and Chief Legal Officer, Markets and Head of Communications Special Risks and CEBA and Public Affairs * Current Board and Executive Management Team.

73 EDC 2024 INTEGRATED ANNUAL REPORT Our global footprint In 2024, we had 16 offices across Canada and 25 international representations, including Singapore (EDC’s Indo-Pacific regional headquarters and our only stand-alone financing branch outside Canada), all focused on connecting with Canadian companies and helping them succeed internationally. Corporate representation Canadian offices • Ottawa, ON (Headquarters) • Vancouver, BC • Calgary, AB • Edmonton, AB • Regina, SK • Winnipeg, MB • Toronto, ON • Kitchener, ON • Mississauga, ON • Windsor, ON • Montreal, QC • Brossard, QC • Laval, QC • Quebec City, QC • Halifax, NS • Moncton, NB Official representation (without an office) • Victoria, BC • Saskatoon, SK • London, ON • Charlottetown, PEI • St. John’s, NL International representations • Chicago, U.S. • Atlanta, U.S. • Dallas, U.S. • Mexico City, Mexico • Monterrey, Mexico • Rio de Janeiro, Brazil • Sao Paulo, Brazil • Bogota, Colombia • Santiago, Chile • Dusseldorf, Germany • Istanbul, Türkiye • London, England • Johannesburg, South Africa • Dubai, UAE • New Delhi, India • Mumbai, India • Singapore (branch) • Beijing, China • Shanghai, China • Sydney, Australia • Seoul, Korea • Jakarta, Indonesia • Tokyo, Japan (opened in 2024) • Manila, Philippines (opened in 2024) • Ho Chi Minh City, Vietnam (opened in 2024) Opening in 2025 • Bangkok, Thailand

74 EDC 2024 INTEGRATED ANNUAL REPORT General disclaimer and information about forward-looking statements This document is provided for general information purposes only and is subject to change without notice. No representations, warranties, or assurances of any kind, express or implied, are made by EDC in this document, and EDC accepts no responsibility in relation to the accuracy, currency, completeness, omission, reliability, legality, quality or suitability for any purpose. The reader is solely liable for any use of the information contained in this document at the reader’s own risk, and the reader should seek and obtain any requisite professional advice or other assistance as required in connection with the information contained in this document. EDC will not be held responsible for any loss or damage whatsoever arising from the use of this document, or the information contained in this document. EDC has no responsibility or obligation to update or revise any statements in this document to reflect actual changes in assumptions or changes in factors affecting these statements or to otherwise notify any readers if any information, opinion, projection, forecast or estimate set forth herein changes or subsequently becomes inaccurate. This document may contain statements about future events and expectations that are forward-looking in nature. Such “forward-looking statements” may include those related to our vision, commitments, goals and targets to help Canada increase exports in a sustainable and responsible manner. These statements relate to, among other things, EDC’s goals, commitments, targets, aspirations, and objectives and are based on our current beliefs, all of which may change over time. In particular, readers are cautioned not to place undue reliance on these statements as a number of risk factors and uncertainties could cause actual results to differ materially from the goals, commitments, targets, aspirations, and objectives expressed in such forward-looking statements. These factors include the availability of comprehensive and high-quality data (including data from our customers), economic and market trends (including changes in interest rates and the existence of a global market for sustainable and responsible Canadian exports), changes in applicable domestic and international laws, rules, regulations, and government policies and strategies, the need for active, continued participation of stakeholders (including customers, financial institutions, enterprises and governmental and non-governmental organizations), the development and deployment of new production methods and technologies, and our ability to internally deploy the resources necessary to provide further ESG-based services to our customers, among other unforeseen events or conditions. EDC does not undertake any obligation to update forward-looking statements. This document may contain or reference public or other third-party information (including via hyperlinks to websites) which EDC may rely upon in making certain statements, however such information is not independently reviewed, verified, approved, owned, controlled, or endorsed by EDC; such information is not considered a part of this document unless explicitly stated otherwise. This document is not intended to be, and should not be construed as, providing legal, regulatory, financial or other professional advice. It does not constitute an offer or invitation to sell or any solicitation of any offer to subscribe for or purchase or a recommendation regarding any securities. Nothing contained herein shall form the basis of any contract or commitment whatsoever, including to provide any product or service described in this document or to earmark any specific product or service for any particular purpose described in this document. This document has not been approved by any security regulatory authority. No person should rely on, take or refrain from taking, any action on this information, and readers should seek and obtain any requisite professional advice or other assistance as required in connection with the information herein. Additional sustainability-related language Due to the limitations and uncertainties in climate and sustainability science and risk reporting, we have relied on a variety of market practices, taxonomies, guidelines and standards, making good faith estimations and assumptions in developing this document. These climate and sustainability related concepts and practices change over time and, where used herein, are intended to refer to EDC’s understanding of those terms as used in its internal policies, procedures and guidelines, and EDC accepts no responsibility or obligation to update or revise any of the statements in this document, although it may choose to do so to reflect such changes.

75 EDC 2024 INTEGRATED ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2024. All amounts are expressed in Canadian dollars. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements. The Financial Review section of this report includes the consolidated results of EDC and our wholly owned subsidiary, FinDev Canada. Information throughout the of the report pertains only to EDC, unless otherwise specified. Economic Overview 76 Financial Results Overview 77 Impact of Foreign Exchange Translation on Financial results 78 Financial Performance 78 Net Fiancing and Investment Income 78 Net Insurance Service Result 80 Other (Income) Expenses 81 Provision for (Reversal of) Credit Losses 81 Administrative Expenses 82 Financial Condition 83 Statement of Financial Position Summary 83 Corporate Plan Discussion 83 Business Facilitated 85 Portfolio Exposures and Credit Quality 86 Concentration of Exposure 86 Financing Portfolio 86 Insurance Portfolio 89 Marketable Securities and Derivative Instruments 92 Capital Management 93 Investor Relations 94 Off Balance Sheet Arrangements 95 Financial Instruments 95 Risk Management Overview 95 Risk Governance, Oversight and Design 96 Board and Its Key Risk Committees 96 Management and Its Key Risk Committees 96 Key Risk Management Groups 98 Risk Taxonomy 98 Financial Risk Management 98 Operational Risk Management 103 Strategic Risk Management 104 Critical Accounting Policies and Estimates 104 Change in Accounting Standards 104 Non-IFRS Performance Measures 105 Supplemental Information 106

76	EDC 2024 INTEGRATED ANNUAL REPORT

Management’s Discussion and Analysis

Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies of all sizes succeed in global markets. We’re Canada’s export credit agency and a member of the Government of Canada’s international trade portfolio, with offices and representations across Canada and around the world. Since 1944, we’ve equipped Canadian companies with the tools they need—the trade knowledge, connections and financial solutions, including loans, equity and insurance—to grow their business with confidence. Underlying our support is a commitment to sustainable, responsible and inclusive business, aimed at strengthening the way trade serves society and our planet.

ECONOMIC OVERVIEW

Economic Environment

The global economy experienced weaker growth in 2024 than the year before as countries digested the full effects from aggressive interest rate increases, consumers and businesses dealt with higher price levels and policy uncertainty increased in a year filled with elections.

By the end of 2024, policy uncertainty weighed heavily on the outlook for many economies as the incoming U.S. administration pledged to implement significant changes that would impact global trade and domestic policy. Along with a domestic economy that has outperformed its peers, this led the U.S Federal Reserve to take a more restrained approach to cutting interest rates than other major central banks.

As the Bank of Canada and European Central Bank (ECB) began their rate cuts earlier in 2024 and moved more frequently than the Federal Reserve, this has opened meaningful interest rate differences between countries and strengthened the U.S. dollar relative to other currencies. The Canadian dollar ended 2024 at US$0.70, weakening from US$0.75 at the end of 2023. Concerns about policy uncertainty and the potential expansionary fiscal policy of the new U.S. administration has led financial markets to push borrowing costs higher for governments, with these higher rates cascading into other lending and tightening financial conditions for businesses and consumers as well.

Despite these tighter credit conditions and higher prices, the U.S. economy continued to outperform its peers as consumer demand and the labour market remained solid. The U.S. economy grew by an estimated 2.8% in 2024, essentially unchanged from the 2.9% pace recorded in 2023. Global policy uncertainty increased towards the end of 2024 due to the U.S. elections and the policy priorities for the incoming administration. Heading into 2025 this impacted business confidence and increased the demand for gold and other “safe haven” assets.

In China, economic growth continued to sag despite waves of government fiscal and monetary stimulus and support measures. The country’s ongoing property market challenges have hit business and consumer confidence and led to weak domestic demand. While export growth remained robust and supported overall growth, periods of falling producer and consumer prices have raised the prospect of deflation affecting growth in the future.

In Europe, policy uncertainty contributed to overall economic weakness. Governments in both Germany and France failed to enact their fiscal plans, resulting in the collapse of both governments in 2024. With weak growth across the bloc and weak demand from key trading partners like China, the E.U. outlook is restrained. The ECB has reduced interest rates relatively aggressively but remains cautious in the face of sticky inflationary pressures.

Despite the continuation of Russia’s war against Ukraine and periods of intense conflict in the Middle East, global oil prices were slightly lower in 2024 than the year prior. Weak demand from Europe and China coupled with continuing production growth from the U.S., Canada, Guyana and other sources forced OPEC+ to maintain production cuts to avoid flooding the market with supply. West Texas Intermediate oil prices averaged just under US$76 for the year, compared to an average of just under US$78 in 2023.

Compared to the U.S., Canadian economic growth sagged in 2024 as domestic weakness more than offset the strength coming from its largest trading partner. While the Bank of Canada aggressively cut interest rates, lowering them by 1.75% since June, weak confidence and heavily indebted consumers continued to hold back economic growth. While the lower rates and weaker Canadian dollar should eventually translate into positive momentum for the Canadian economy, domestic and trade policy uncertainty may weigh on the outlook.

77	EDC 2024 INTEGRATED ANNUAL REPORT

Macroeconomic Outlook

Our expected credit loss impairment model uses forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. Our forecasts are updated quarterly, and the impact of the update is reflected in the expected credit losses for the period.

Base case, upside and downside scenario probabilities were set at 70%, 10% and 20% at the end of 2024, respectively. This represents a modestly less negative outlook compared to the end of 2023 when scenario probabilities were set at 65%, 10% and 25%, respectively. This reflects the gradual economic support from central bank interest rate cuts by major western central banks and our forecast for gradual economic recoveries in major economies. However, risks remain tilted to the downside given policy uncertainty from the incoming U.S administration and potential impacts on global trade.

In our baseline forecast we expect central banks to continue cutting rates in 2025, however, to do so at a more modest pace than previously and the Canadian dollar to average US$0.70 in 2025 and US$0.74 in 2026. In this scenario, more modest consumer spending coupled with slower global growth will soften the U.S. outlook for 2025, as higher rates and a normalization of labour markets reduce growth to 2.2% and 2.1% in 2026. For the Canadian economy, we forecast full-year growth hitting 1.8% in 2025 and 1.8% in 2026. We anticipate the global economy to expand by 3.1% in 2025 and 3.2% in 2026, a pace more in line with pre-pandemic levels. The modest global outlook and subdued demand in the early part of our forecast will weigh on commodities.

EDC’s downside scenario sees a global recession affecting both developed and emerging markets. In this scenario financial conditions deteriorate starting in Q1 2025. Global banking sector strains lead to weakness in financial markets, credit conditions tightening, and the cost of borrowing rising. This reveals vulnerabilities in the corporate sector increasing default risk and risk perceptions. Continued U.S. dollar strength makes it more difficult for emerging market sovereigns and corporates to borrow. EDC’s upside scenario sees higher spending by consumers and businesses driving greater economic activity than in the base case, beginning in Q1 2025.

FINANCIAL RESULTS OVERVIEW

Our net income for the year was $915 million compared to $450 million in 2023.

for the year ended December 31 (in millions of Canadian dollars)	2024	2023

Net financing and investment income	1,201	1,212

Loan guarantee fees	89	78

Net insurance service revenue(1)	310	294

Realized gains(2)(3)	87	31

Net revenue	1,687	1,615

Administrative expenses	582	577

Net insurance service expenses(1)	203	226

Provision for credit losses	251	321

Income before unrealized (gains) losses	651	491

Unrealized (gains) losses on financial instruments(2)	(264)	41

Net income	$915	$450

(1)	Included in Net Insurance Service Result on the Consolidated Statement of Comprehensive Income.

(2)	Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

(3)	Includes foreign exchange translation.

78	EDC 2024 INTEGRATED ANNUAL REPORT

Items of note were as follows:

Net insurance service revenue was $310 million in 2024, an increase of $16 million compared to the prior year primarily due to higher premium rates in our international trade guarantee solution. Net insurance service expenses decreased by $23 million compared to 2023 due to lower claims activity in our credit insurance solution.

Realized gains on financial instruments were $87 million in 2024, an increase of $56 million compared to the prior year and were primarily related to distributions of gains within our fund portfolio.

Provision for credit losses was $251 million in 2024 compared to $321 million in 2023. The provision for credit losses in 2024 included loan losses in the utilities sector of approximately $630 million associated with our exposure to Thames Water Utilities Limited as part of our support of an investment under our Canadian Direct Investment Abroad mandate. Due to deteriorating business and financial conditions, combined with the fact that the Canadian entity that we were supporting had exited the investment, we recorded a provision for credit losses in 2024 and subsequently sold the loan assets. This increase in provision was partially offset by the impact of changes to the model used in the calculation of the allowance for losses on loans, loan commitments and loan guarantees in 2024. Refer to Note 6 for further discussion on the model updates.

Unrealized gains on financial instruments were $264 million in 2024 compared to unrealized losses of $41 million in the prior year primarily due to the volatility associated with our financial instruments carried at fair value through profit or loss.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar weakened in 2024 resulting in a rate of US$0.70 at the end of the year compared to US$0.75 at the end of 2023. The impact of the weaker dollar was an increase in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Consolidated Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar average weakened against the U.S. dollar in 2024 with an average of US$0.73 compared to US$0.74 for 2023.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $4.0 billion in 2024, an increase of $0.3 billion from 2023 primarily due to an increase in the average carrying balance of our loan portfolio. This resulted in an increase in loan revenue of $193 million.

The total loan yield was 6.83%, an increase of 0.25% from 2023 which resulted in an increase in loan revenue of $55 million primarily due to higher average interest rates in our U.S. Dollar denominated portfolio.

Loan Revenue

79	EDC 2024 INTEGRATED ANNUAL REPORT

The rise in many currencies’ foreign exchange rates, the most impactful of which were the U.S. Dollar, the Great British Pound, and the Colombian Peso, resulted in an increase in loan revenue of $50 million.

Components of the change in loan revenue from 2023

(in millions of Canadian dollars)	2024

Increase in portfolio size	193

Increase in revenue from higher yields	55

Foreign exchange impact	50

Increase in performing loan interest revenue	298

Increase in loan fee revenue	30

Decrease in impaired revenue	(1)

Net change in loan revenue	$ 327

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities and Cash Equivalents Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities and cash equivalents revenue consists of income earned on cash equivalents, other short-term instruments, bonds and government securities held during the year.

Marketable securities and cash equivalents revenue was $381 million in 2024, a decrease of $18 million from the prior year largely due to a decrease in the average portfolio size. The portfolio average balance decreased compared to the prior year mainly due to maturities and sales. This decrease was partially offset by an increase in yields. The portfolio is mainly sensitive to short-term U.S. Treasury rates. The portfolio yield increased slightly from 3.76% in 2023 to 3.98% in 2024.

Components of the change in marketable securities revenue from 2023

(in millions of Canadian dollars)	2024

Decrease in portfolio size	(49)

Increase in revenue from higher yields	23

Foreign exchange impact	8

Net change in marketable securities revenue	$ (18)

Total Performing Loan Yield

Marketable Securities and

Cash Equivalents Revenue

80	EDC 2024 INTEGRATED ANNUAL REPORT

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $3.2 billion in 2024, an increase of $0.3 billion from 2023 mainly as a result of an increase in the cost of funds as well as a higher average debt portfolio size.

Our cost of funds increased from 5.10% to 5.35% primarily due to an increase in average yields for the year as a result of higher interest rates. The majority of our debt portfolio is tied to US$ SOFR. Although the U.S. Federal Reserve reduced rates towards the end of 2024 in response to the current inflationary environment, the average rates for the year were still higher when compared to 2023. Debt yields on our floating rate portfolio increased to 5.56% in 2024 from 5.29% in 2023.

The average balance of our debt and derivatives portfolio increased $3.0 billion in 2024 largely as a result of funding requirements for our loan portfolio and the repurchase of share capital.

		Interest Expense
Components of the change in interest expense from 2023

(in millions of Canadian dollars)	2024

Increase in expense from higher cost of funds	188

Increase in portfolio size	64

Foreign exchange impact	50

Net change in interest expense	$ 302

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and cash equivalents and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2024 was 1.68%, a decrease of 5 basis points compared to the prior year. The decline is primarily as a result of the increased cost of debt to fund the share repurchase partially offset by an increase in revenue from our interest earning assets.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

		Net Finance Margin

Net Insurance Service Result

Net insurance service revenue earned in our insurance portfolio totalled $310 million in 2024, an increase of $16 million compared to 2023. The increase reflects increased premiums in our international trade guarantee solution, primarily in the finance and insurance and manufacturing sectors.

Net insurance service expenses consist of administrative expenses which are directly attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims and changes to the liabilities for incurred claims, net of the impact of our reinsurance contracts on these expenses. Net insurance service expenses were $203 million in 2024, a decrease of $23 million compared to 2023. The decrease is primarily the result of decreased claim activity as well as an increase in claim recoveries.

For the breakdown of insurance revenue, refer to Table 3 in Supplemental Information.

81	EDC 2024 INTEGRATED ANNUAL REPORT

Other (Income) Expenses

Other income in 2024 totalled $351 million compared to other expenses of $10 million in 2023.

We use a variety of financial instruments, including derivatives, to manage our interest rate and foreign exchange risk. Our marketable securities, derivatives and loans payable are held at fair value, whereas our loans receivable are held at amortized cost. As a result of the differing accounting treatment, fluctuations in market rates result in unrealized gains and/or losses on these three instruments carried at fair value, resulting in volatility in other (income) expenses. In 2024, we recorded net unrealized gains of $359 million compared to net unrealized losses of $116 million in 2023 related to these financial instruments primarily due to the volatility in global interest rates. Refer to page 102 for further discussion on our derivatives.

	(in millions of Canadian dollars)	2024	2023

	Net realized (gains) losses
	Investments	(76)	(32)
	Marketable securities(1)	21	51
	Sale of loan assets	21	9
	Derivatives	(40)	(36)
	Other	–	7

	Total net realized (gains) losses	(74)	(1)

	Net unrealized (gains) losses
	Investments	98	(75)
	Marketable securities(1)	(14)	(137)
	Derivatives	(588)	(519)
	Loans payable	243	772
	Fair value adjustments on loan	(3)	–

	Total net unrealized (gains) losses	(264)	41

	Foreign exchange translation	(13)	(30)

	Total	$ (351)	$ 10

	(1) Includes gains and losses related to cash and cash equivalents.

Within our equity investments portfolio, we recorded realized gains of $76 million (2023 – $32 million) and unrealized losses of $98 million (2023 – unrealized gains of $75 million). The realized gains recognized in 2024 were primarily related to the distribution of gains from fund investments. Unrealized losses were mainly related to the reversal of previously recognized unrealized gains, as a result of these gains being realized in the year, in both our fund and direct portfolios.

Provision for (Reversal of) Credit Losses

We recorded a provision for credit losses of $251 million related to our loan portfolio in 2024 primarily due to new impairments as previously discussed, changes to the provision rates on existing impaired obligors and net downward credit migration. This was partially offset by model changes which had a predominant effect in the utilities and transportation and storage sectors. Refer to Note 6 for further discussion on the model changes	(in millions of Canadian dollars)	2024	2023

	Remeasurements(2)	839	299
	Model Changes(2)	(500)	–
	Net repayments and maturities(3)	(431)	(351)
	New originations(3)	343	373

	Provision for credit losses	$ 251	$ 321

	(2) Refer to Note 6 of the consolidated financial statements. (3) Represents provision requirement as a result of repayments, performing loan sales, disbursements and new financing commitments.

In 2023 we recorded a provision for credit losses of $321 million related to our loan portfolio primarily due to new impairments, changes to the provision rates on existing impaired obligors and the update to the macroeconomic forecast used in the calculation of the allowance. This was partially offset by net upward credit migration in the transportation and storage sector and a reversal in our sovereign portfolio due to upward credit migration and net repayments.

82	EDC 2024 INTEGRATED ANNUAL REPORT

Activity by industry within the provision for (reversal of) credit losses during the year was as follows:

Provision for (reversal of) credit losses by industry

(in millions of Canadian dollars)	Performing	Impaired	2024 Total	Performing	Impaired	2023 Total

Utilities	(192)	552	360	192	(3)	189

Transportation and storage	(93)	(59)	(152)	(114)	52	(62)

Manufacturing	25	108	133	20	60	80

Information	(44)	(1)	(45)	33	12	45

Commercial properties	19	–	19	(36)	(9)	(45)

Resources	–	11	11	61	15	76

Wholesale and retail trade	(33)	43	10	34	24	58

Professional services	(22)	28	6	31	64	95

Other	2	48	50	(29)	6	(23)

Total Commercial	(338)	730	392	192	221	413

Sovereign	(141)	–	(141)	(92)	–	(92)

Total	$ (479)	$ 730	$ 251	$ 100	$ 221	$ 321

For a breakdown of the provision for (reversal of) credit losses, refer to Table 4 in Supplemental Information.

Administrative Expenses

Under IFRS 17 – Insurance Contracts the portion of administrative expenses related to the insurance portfolio is allocated to Insurance service expenses. Administrative expenses for 2022 have been restated to reflect this allocation while the 2020 through 2021 comparative values have not been restated.

Administrative expenses before the reallocation were $682 million compared to $684 million for 2023. The decrease is mainly due to lower professional services partially offset by higher human resources and system costs related to our strategic transformation. Administrative expenses after the reallocation were $582 million in 2024 compared to $577 million in 2023.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2024 PR of 40.8% has improved by 1.4% from 2023 mainly due to lower administrative expenses resulting from a reduction in professional services costs as well as higher net revenue largely driven by an increase in net insurance service revenue and loan guarantee fees, partially offset by a decrease in net financing and investment income.

Administrative Expenses (1) Shown prior to IFRS 17 allocation

83	EDC 2024 INTEGRATED ANNUAL REPORT

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $76.1 billion at the end of 2024, an increase of $4.6 billion or 6% from 2023 primarily due to an increase in cash, cash equivalents and marketable securities, which
increased by $2.3 billion from 2023 largely in the fourth quarter to fund anticipated debt maturities early in 2025, foreign
exchange translation and unrealized gains.

Loans receivable increased by $0.8 billion primarily due to
foreign exchange translation of $3.1 billion, partially offset by net loan repayments of $1.5 billion and loan write-offs of $0.9 billion.

Loans payable Increased by $5.6 billion from the prior year
primarily due to the debt required to fund our loans receivable balance and the repurchase of share capital. Our debt
requirements are largely determined by our loan portfolio and capital obligations.

as at December 31 (in millions of Canadian dollars)	2024	2023

Cash, cash equivalents and marketable securities	11,271	8,956
Derivative instruments	1,804	1,307
Loans receivable	59,850	59,041
Allowance for losses on loans	(1,340)	(1,720)
Investments	3,537	3,089
Other	1,024	841

Total Assets	$ 76,146	$ 71,514

Loans payable	60,746	55,109
Derivative instruments	2,612	2,293
Loan guarantees	333	334
Insurance contract liabilities	239	318
Other liabilities	693	634
Equity	11,523	12,826

Total Liabilities and Equity	$ 76,146	$ 71,514

Corporate Plan Discussion

The following section discusses our 2024 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2024 Corporate Plan and compare actual results to what was expected. Then we look forward to 2025 and provide an explanation of where we anticipate changes from our 2024 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2025 Corporate Plan	2024 Actual Results	2024 Corporate Plan

Net financing and investment income	1,251	1,201	1,256

Loan guarantee fees	95	89	87

Net insurance service revenue	342	310	266

Other (income) expenses	(50)	(351)	41

Administrative expenses	645	582	600

Provision for credit losses	363	251	265

Net insurance service expenses	245	203	234

Net income	485	915	469

Other comprehensive income	11	226	14

Comprehensive income	$ 496	$ 1,141	$ 483

84	EDC 2024 INTEGRATED ANNUAL REPORT

2024 Corporate Plan

Net income for 2024 was $915 million compared to the 2024 Corporate Plan net income of $469 million. Items of note are as follows:

•

Other income was $351 million compared to other expenses of $41 million in the Corporate Plan primarily due to unrealized gains on financial instruments ($264 million). Due to the volatility and difficulty in estimating fair value gains or losses on our financial instruments, a forecast for unrealized gains is not included in the Plan.

•

Net financing and investment income was $55 million lower than the Corporate Plan primarily due to higher loan prepayments and lower net loan disbursements than anticipated in the Corporate Plan. This is partially offset by higher loan fee revenue due to the recognition of deferred fees as a result of loan prepayments, and foreign exchange fluctuations from the time the Corporate Plan was prepared.

•

Net insurance service revenue increased $44 million compared to the Corporate Plan primarily due to higher volumes and premium rates for our international trade guarantee solution than anticipated in the Corporate Plan.

•	Net insurance service expenses decreased $31 million compared to the Corporate Plan primarily due to a decrease in net claims paid.

•	Administrative expenses decreased $18 million from the Corporate Plan primarily due to a reduction in professional services costs.

•	Other comprehensive income increased $212 million compared to Plan mainly as a result of strong returns on pension plan assets.

2025 Corporate Plan

Net income for 2025 is planned to be $485 million, a decrease of $430 million compared to 2024. Items of note are as follows:

•

We are projecting a provision for credit losses of $363 million in 2025 primarily due to the growth that was anticipated in the loan portfolio at the time the Corporate Plan was prepared and increased risk-taking as part of the Excess Capital Deployment Plan.

•	Net financing and investment income is expected to be $50 million higher in 2025 mainly due to projected growth in our loan portfolio, primarily in the Indo-Pacific region.

•

Other income is projected to be $301 million lower in 2025 Corporate Plan mainly due to unrealized gains recognized in 2024. Due to the volatility and difficulty in estimating fair value gains or losses on financial instruments, a forecast for unrealized gains or losses was not included in 2025 Corporate Plan.

•	Administrative expenses are expected to be $63 million higher in 2025 mainly due to costs associated with the modernization of our digital capabilities as well as the Indo-Pacific expansion.

Financial Position

as at December 31 (in millions of Canadian dollars)	2025 Corporate Plan	2024 Actual Results	2024 Corporate Plan

Cash, cash equivalents and marketable securities	8,651	11,271	9,851

Derivative instruments	1,515	1,804	1,634

Loans receivable	65,137	59,850	64,566

Allowance for losses on loans	(1,844)	(1,340)	(1,503)

Investments	4,052	3,537	3,915

Other assets	949	1,024	866

Total Assets	$ 78,460	$ 76,146	$ 79,329
Loans payable	63,815	60,746	63,792

Derivative instruments	2,694	2,612	3,354

Insurance contract liabilities	286	239	344

Other liabilities	977	1,026	878

Equity	10,688	11,523	10,961

Total Liabilities and Equity	$ 78,460	$ 76,146	$ 79,329

85	EDC 2024 INTEGRATED ANNUAL REPORT

2024 Corporate Plan

Loans receivable for 2024 were $4.7 billion lower than projected in the Corporate Plan mainly due to higher prepayments and lower disbursements in 2024 than initially anticipated. This was partially offset by foreign exchange translation.

Loans payable were $3.0 billion lower than the Corporate Plan mainly due to the decrease in loans receivable, as our debt requirements are largely determined by our loan portfolio. This was partially offset by foreign exchange translation.

Cash, cash equivalents and marketable securities were $1.4 billion higher than projected in the Corporate Plan mainly due to higher prepayments than anticipated as well as foreign exchange translation.

2025 Corporate Plan

The 2025 Corporate Plan is projecting an increase in our loans receivable and investments portfolios as well as an associated increase in loans payable as our debt requirements are largely determined by these portfolios.

Business Facilitated

In 2024, through our range of financial solutions,
we supported $124.1 billion in exports, foreign
investment and trade development activities, a
decrease of $7.6 billion from 2023.

Business facilitated for financing and investments
decreased by $7.4 billion compared to the same
period in 2023 mainly due to decreases in direct
lending and project finance. The decrease is
primarily due to the timing of some large
exposures renewing in early 2023 coupled with
slower growth than anticipated related to our Indo-
Pacific strategy as EDC develops the
relationships it needs to better support Canadian
exporters in that market. Despite the slower

as at December 31 (in millions of Canadian dollars)	2024	2023

Direct lending	15,702	20,340
Project finance	3,249	5,748
Loan guarantees	3,778	4,422
Investments	1,040	701

Total financing and investments	23,769	31,211

Credit insurance	81,395	80,188
Financial institutions insurance	6,863	6,482
International trade guarantee	12,046	13,175
Political risk insurance	–	645

Total insurance	$ 100,304	$ 100,490

Total	$ 124,073	$ 131,701

growth, we continue to anticipate future increases in business facilitated as a result of our strategy in the Indo-Pacific region. The decrease was partially offset by an increase in investments where we are accelerating our support to medium-sized companies.

Business facilitated for international trade guarantee decreased by 9% compared to the prior year primarily due to decreases in demand by existing policyholders in the finance and insurance and resources sectors.

The political risk insurance product has been discontinued and, as a result, business facilitated is no longer being reported for this product offering.

86	EDC 2024 INTEGRATED ANNUAL REPORT

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

Our total exposure at the end of 2024 was $140.4 billion, an increase of $11.2 billion from 2023 primarily due to an increase in cash and cash equivalents of $2.5 billion, a $2.5 billion increase in undisbursed loan commitments, a $1.8 billion increase in international trade guarantee insurance in force, and a $1.5 billion increase in financial institutions insurance in force. The exposure within Canada (30%) and the United States (24%) remained consistent with 2023.

Exposure by Portfolio

as at December 31 (in millions of Canadian dollars)	2024	2023

Financing portfolio:

Financing assets(1)	63,262	62,050

Commitments and guarantees(2)	24,815	22,101

Total financing portfolio	88,077	84,151

Insurance portfolio:

Credit insurance	18,638	17,427

Financial institutions insurance	3,584	2,114

International trade guarantee	17,117	15,295

Political risk insurance	262	313

Treaty reinsurance(3)	(311)	(287)

Total insurance portfolio	39,290	34,862

Marketable securities and derivative instruments(4)	13,075	10,263

Total exposure	$ 140,442	$ 129,276

(1)	Includes gross loans receivable and investments.

(2)	Includes $1.5 billion of investment commitments (2023 – $1.1 billion).

(3)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(4)	Includes cash and cash equivalents.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

Exposure by Geographic Market

Exposure by Industry

FINANCING PORTFOLIO

LOANS PORTFOLIO

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

87	EDC 2024 INTEGRATED ANNUAL REPORT

Gross Loans Receivable

Gross loans receivable totalled $59.7 billion at the end of 2024, an increase of $764 million from 2023. The increase was mainly due to foreign exchange translation of $3.1 billion partially offset by net repayments of $1.5 billion and loan write-offs of $940 million.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2024, impaired gross loans receivable totalled $1.3 billion, a decrease of $173 million from 2023. The decrease to the impaired loan portfolio is primarily due to loans written off ($919 million), principal recoveries through loan sales ($488 million) and loans reinstated to performing ($393 million) partially offset by new impairments of $1.7 billion.

Gross Loans Receivable (1) Investment grade exposure represents obligors with credit ratings of BBB- and above, as determined based on our internal credit risk-rating methodology.

New impairments in the year include Thames Water Utilities Limited ($1.1 billion) which was a part of our support of an investment under our Canadian Direct Investment Abroad mandate. Due to deteriorating business and financial conditions combined with the fact that the Canadian entity that we were supporting had exited the investment, the loans were later sold. Other new impairments in the year include a sovereign obligor that was later made performing and seven obligors in the manufacturing industry. In addition to the loan sale already mentioned, we settled with two obligors in the transportation and storage industry, one obligor in the utilities industry and one obligor in the resources industry.

Overall, impaired loans as a percentage of total gross loans receivable decreased to 2.12% in 2024 from 2.44% in 2023.

Note 6 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments(2)	Loan guarantees	Risk transfer		2024 Exposure		2023 Exposure

Industry					$	%	$	%

Commercial:

Transportation and storage	13,160	3,020	161	(231)	16,110	19	16,914	21

Manufacturing	8,813	4,044	2,197	–	15,054	18	12,454	16

Utilities	10,671	2,641	992	(35)	14,269	17	15,477	19

Resources	8,449	2,130	308	(631)	10,256	12	8,790	11

Information	6,460	1,713	133	(4)	8,302	10	6,613	8

Finance and insurance	4,822	966	32	901	6,721	8	6,033	8

Wholesale and retail trade	2,191	816	737	–	3,744	5	3,898	5

Commercial properties	2,144	393	50	–	2,587	3	3,154	4

Professional services	863	341	260	–	1,464	2	2,176	3

Construction	387	460	175	–	1,022	1	1,045	1

Other	1,083	208	1,587	–	2,878	4	2,631	3

Total commercial	59,043	16,732	6,632	–	82,407	99	79,185	99

Sovereign	682	–	–	–	682	1	755	1

Total	$ 59,725	$ 16,732	$ 6,632	$ –	$ 83,089	100	$ 79,940	100

(2)	Includes undisbursed loan commitments, accepted and outstanding letters of offer and unallocated unconfirmed lines of credit.

88	EDC 2024 INTEGRATED ANNUAL REPORT

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

In 2024, our non-investment grade exposure for our commercial portfolio decreased slightly to 53% (2023 – 55%) of total exposure. The largest concentrations of non-investment grade exposures are within the manufacturing (22%), utilities (20%), and transportation and storage industries (14%).

Sovereign exposure is 100% non-investment grade (2023 – 100%).

Our five most significant counterparty exposures representing $7.8 billion, or 9% of the total commercial exposure at the end of 2024 were as follows:

•	two resources industry obligors with total exposure of $3.6 billion, located in Chile;

•	two transportation and storage industry obligors with total exposure of $2.8 billion, one located in Canada and one in the United Kingdom; and

•	one information industry obligor with total exposure of $1.4 billion, located in the United States.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is $7.6 billion.

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $1.7 billion at the end of 2024, a decrease of $450 million from 2023.

The key components impacting the allowance in 2024 were as follows:

•	loan write-offs – reduction of $811 million;

•	model changes, refer to Note 6 for further discussion on the model changes – reduction of $500 million;

•	net repayments and maturities – reduction of $431 million;

•	remeasurement – increase of $839 million;

•	new originations – increase of $343 million; and

•	the weakening of the Canadian dollar relative to the U.S. dollar – increase of $110 million.

Loan write-offs and remeasurement include the impact of Thames Water Utilities Limited as previously discussed.

INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late-stage venture capital and private equity investments focused on promising Canadian exporters. Investments are normally held for periods greater than five years and divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

89	EDC 2024 INTEGRATED ANNUAL REPORT

Additionally, we offer the Investment Matching Program where we will match institutional private sector venture capital investments of up to US$25 million under the same terms as the private sector investors for companies with an internationally scalable business model and high-growth potential. In 2024, we invested $241 million in equity capital in 43 companies, of which $103 million of capital went to cleantech businesses and $47 million to those led by people identifying as being from equity-seeking groups including women, Indigenous Peoples, Black and other racialized communities, persons with disabilities and the 2SLGBTQ+ community. Since inception, we have invested $737 million in 148 companies through the Investment Matching Program.

Overall, our equity investments exposure increased by $777 million to $5.0 billion in 2024 largely as a result of new private equity investments and foreign exchange translation partially offset by unrealized losses and the return of capital.	(in millions of Canadian dollars)	2024	2023

	lnvestments	3,537	3,089
	Undisbursed commitments	1,451	1,122

	Total investments exposure	$ 4,988	$ 4,211

During the year, we signed $1,040 million of new private equity investments (2023 – $701 million) which included $279 million (2023 – $209 million) of capital invested in cleantech businesses and $241 million (2023 – $147 million) invested in the Investment Matching Program, as previously discussed.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

Our international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets. We stopped issuing new policies within this program in 2020.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

90	EDC 2024 INTEGRATED ANNUAL REPORT

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $39.3 billion at the end of 2024 (2023 – $34.9 billion).

The following charts show the exposure by industry of our credit insurance and international trade guarantee solutions:

Credit Insurance Exposure by Industry	International Trade Guarantee Exposure by Industry

The following charts show the exposure by geographic market for our financial institutions and political risk insurance solutions:

Financial Institutions Insurance Exposure by Geographic Market	Political Risk Insurance Exposure by Geographic Market

91	EDC 2024 INTEGRATED ANNUAL REPORT

Claims The following table provides a breakdown of claims paid by exporter’s insured industry:					Claims Submitted, Paid and Under Consideration
(in millions of Canadian dollars)		2024		2023
	$	%	$	%
Wholesale and retail trade	109	56	41	20
Manufacturing	54	28	75	36
Transportation and storage	13	7	1	1
Construction	5	2	1	1
Information	4	2	1	1
Finance and insurance	3	2	7	3
Professional services	3	2	5	2
Resources	1	–	74	36
Other	2	1	–	–
Claims paid	194	100	205	100
Claims recovered	(45)		(36)
Net claims paid	$ 149		$ 169

Claim payments totalled $194 million in 2024 and were comprised of 760 claims related to losses in 66 countries (2023 – 827 claims in 73 countries). In 2024, the largest concentration of claim payments was related to risks in North America as well as Asia and Pacific mainly in the wholesale and retail trade and manufacturing industries.

In 2024, we recovered $46 million in total (2023 – $38 million) of which $1 million was disbursed to exporters (2023 – $2 million).

For a breakdown of claims by size concentration, refer to Table 9 in Supplemental Information.

Insurance Contract Liabilities

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts.

At the end of 2024, the insurance contract liabilities were $239 million. The liability net of the reinsurers’ share was $202 million, a decrease of $51 million from 2023, primarily due to the payment of significant claims in 2024 which were outstanding at the end of 2023, and changes in actuarial assumptions.

The reinsurers’ share of our insurance contract liabilities is recorded in other assets on the Consolidated Statement of Financial Position. The reinsurance contract assets were $37 million at the end of 2024 (2023 – $65 million), a decrease of $28 million, primarily due to recoveries in 2024 on reinsured claims which were outstanding at the end of 2023.

Insurance Contract Liabilities

as a % of Insurance in Force

(net of reinsurance)(1)

(1) 2022 to 2024 liabilities have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

92	EDC 2024 INTEGRATED ANNUAL REPORT

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2024.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities, cash equivalents and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	2024 Exposure	2023 Exposure

AAA	2,816	2,003	2,653	7,472	6,710

AA+	–	35	10	45	58

AA	30	–	14	44	93

AA-	1,318	14	–	1,332	946

A+	1,705	40	62	1,807	770

A	42	–	–	42	77

A-	517	12	–	529	274

BBB	–	–	–	–	28

Total	$ 6,428	$ 2,104	$ 2,739	$ 11,271	$ 8,956

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 102 Å).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2024, $47 million (2023 – no collateral) was posted by our counterparties to mitigate credit risk associated with swap agreements.

93	EDC 2024 INTEGRATED ANNUAL REPORT

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $32 million (2023 – $30 million). The net exposure increased from the prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as unrealized gains on interest rate swaps.

(in millions of Canadian dollars)

	Remaining term to maturity

Credit rating	Under 1 year	1 to 3 years	Over 3 years	Gross exposure	Exposure netting(1)	Collateral held	2024 Net exposure	2023 Net exposure

AA-	259	154	762	1,175	(1,173)	–	2	–

A+	35	11	325	371	(301)	(47)	23	12

A	39	22	181	242	(241)	–	1	18

A-	1	11	4	16	(10)	–	6	–

Total	$ 334	$ 198	$ 1,272	$1,804	$ (1,725)	$ (47)	$ 32	$ 30

(1)	As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of A. In 2024, we lowered our solvency standard from AA to A based on a review of practices by comparable export credit agencies and our objective to continue to deploy capital in support of Canadian exporters while maintaining financial self-sufficiency. This change also aligns our capital adequacy levels to the Government of Canada’s Capital and Dividend Policy Framework for Financial Crown Corporations that was revised as part of the 2024 Federal Budget.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an A solvency level, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy

as at December 31 (in millions of Canadian dollars)	2024	2023

Demand for capital

Credit risk	3,825	3,894

Market risk	1,148	1,146

Operational risk	227	247

Strategic risk	519	515

Pension plan risk	891	591

Strategic initiatives	927	974

Total demand for capital	$ 7,537	$ 7,367

Supply of capital	$ 11,523	$ 12,826

EDC implied solvency rating	AAA	AAA

94	EDC 2024 INTEGRATED ANNUAL REPORT

We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management quarterly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

We continue to monitor our capital adequacy related to the Business Credit Availability Program (BCAP) which was created to provide support during the COVID-19 pandemic. As agreed to with our shareholder in 2022, dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2024, we repurchased shares for a total of $2.44 billion based on our capital position of our core programs, BCAP and the previous AA target solvency standard. As a result of the timing of the approval of our Corporate Plan, we did not repurchase any shares in 2023.

Capital Adequacy – BCAP Support (included in above)

as at December 31 (in millions of Canadian dollars)	2024	2023

Demand for capital

Oil and gas	5	141

Other	5	21

Total demand for capital	$ 10	$ 162

Supply of capital	$ 236	$ 1,152

Capital surplus	$ 226	$ 990

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Long-Term Funding

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating.

In 2024, we borrowed US$14.1 billion in the global capital markets by issuing fixed income securities in public and private markets denominated in 13 currencies.

EDC issued several successful benchmark transactions:

•	US$3.5 billion 4.125% 5-year bond

•	Euro 2.25 billion 2.625% 5-year bond

•	US$1.75 billion 3.75% 3-year bond

•	US$1 billion 4.75% 10-year green bond

•	US$1 billion 4-year floating rate bond

•	AUD 1 billion 4.5% 5.5-year bond

•	GBP 600 million 3.875% 4.7-year bond

Fiscal 2024
Total Funding US$14.1 billion

These benchmark transactions provided excellent investor diversification and demonstrated commitment to our strategic funding markets. Another noteworthy transaction was the issuance of an INR 12 billion 7.13% 5-year fixed rate bond which aligns to our strategy in the Indo-Pacific region.

We remained active with emerging market currency issuance and private placements tailored to meet investors’ specific needs and expand our investor base.

95	EDC 2024 INTEGRATED ANNUAL REPORT

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Consolidated Statement of Financial Position.

We may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 24 for further details.

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash and cash equivalents, securities, investments, and loans receivable, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, and loans payable designated at fair value through profit or loss. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 3 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we remain vigilant in our efforts to identify and anticipate risks and manage them appropriately. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and are leveraging our investments in our risk management activities. We have matured our risk management activities to ensure enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM developed a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

96	EDC 2024 INTEGRATED ANNUAL REPORT

Our ERM practice emphasizes a risk culture of oversight and clear direction, ownership and accountability, and the requirement for monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), a sound approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the front lines. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•

2nd Line of Defence: The risk and compliance functions that provide independent oversight and objective assessment of the first-line’s risk activities with a focus on risk management expertise, support, governance, and monitoring.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, reviewed and factored into business decisions.

BOARD AND ITS KEY RISK COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Operating Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

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The Executive Management team participates in various senior management committees, described below:

Risk Management Committee (RMC)

RMC is an executive-level management committee that is responsible for reviewing and overseeing the management of enterprise governance, risk and control activities, understanding significant existing and emerging risks and their impact on the Corporation’s risk profile, and reviewing and recommending transactions for Board approval.

Asset Liability Management Committee (ALCO)

ALCO is a management sub-committee of the RMC that is responsible for the oversight of our assets and liabilities, ensuring that Liquidity and Market Risk Management Policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that liquidity and market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee (IC)

IC is an executive-level management committee that is responsible for reviewing, endorsing and overseeing the strategy, policies and performance under our investments program and approves or recommends transactions to the Board of Directors as appropriate. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance. Additionally, IC serves as a forum for information sharing and discussions on matters stemming from its mandate.

Equity Investments Valuation Committee (EIVC)

EIVC is a management sub-committee of RMC that is responsible for the review and approval of fair market valuations of our investment portfolio as prepared by our investment team in accordance with EDC’s Equity Investment policies.

Executive Committee (Exec Co)

Exec Co is an executive-level management committee that supports the President and CEO in their responsibility for enterprise-wide, strategic, financial and non-transactional decisions, as well as strategic and financial recommendations to the Board, ultimately providing Executive alignment.

Management Pension Committee (MPC)

MPC, as delegated by the President and CEO, is an executive-level management committee that is responsible for the oversight and decision-making of policy, funding, investment, management, and administration related matters for EDC’s pension plans and the related pension funds, including recommendations to the Human Resources Committee of the Board.

Operational Risk Management Committee (ORMC)

ORMC is a management sub-committee of the RMC responsible for overseeing our operational risk management. ORMC identifies, assesses, monitors and reports on our operational risks and losses, including making decisions and recommendations on how to proceed on the management of our operational risks and losses. ORMC provides a forum for communication and collaboration amongst all three lines of defense. The Committee is also responsible for promoting a consistent and collaborative application of the Operational Risk Management Framework across EDC, in support of a healthy and robust risk culture throughout the organization.

Relationship and Transaction Committee (RTC)

RTC is a management sub-committee of the RMC that is responsible for providing guidance and direction to transaction or relationship teams on proposed business solutions, strategic account direction as well as approval of onboarding and escalated non-credit issues. The goal is to provide superior customer service while balancing integrity of all programs.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

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KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group (GRM Group) provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Chief Operating Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for accounting, financial reporting, financial planning, and treasury operations, Finance ensures that appropriate controls exist for effective money movement and delivery of complete and accurate financial reporting. In 2024, EDC launched a multi-year internal controls over financial reporting (ICFR) program based on the certification and internal control regime for Crown corporations. The ICFR program will provide reasonable assurance regarding the reliability of controls over financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS).

Internal Audit

As the third line of defence, Internal Audit is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. Internal Audit does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although Internal Audit’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President and CEO.

Internal Audit governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the guiding principles and associated standards of the Global Internal Audit Standards which are designed to help internal auditors achieve the principles and fulfil the Purpose of Internal Auditing.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the manufacturing, finance and insurance, utilities and transportation and storage industries which lead Canadian exports.

Our non-investment grade exposure corresponds to 54% of EDC’s loan portfolio however attracts 84% of capital demand.

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Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk in the delivery of financing and insurance products and services as well as our treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our financing and insurance products and services through business teams by business unit. The business teams are responsible for the proper due diligence associated with credit commitments. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group (GRM Group) or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board reserves to itself the authority to approve certain transactions in the By-Law, and all other transactions fall within the authority of the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRM Group. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Risk limit breaches are escalated to the Chief Risk Officer and reported to the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

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Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating must not exceed the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our credit insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

In addition, our Special Risks team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities, primarily through co-insurance and reinsurance. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most international trade guarantee obligors and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large international trade guarantee obligors, as well as specific political risk insurance policies.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to, a monthly report to management including credit risk policy compliance, capital adequacy and details on market risk, liquidity risk and funding. This information is also provided to the Board on a quarterly basis. Ad-hoc risk reporting is also provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit and non-credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

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Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the net present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, projected NFII should not decline by more than 7.5% (± $87 million and $85 million as at year-end 2024 and 2023, respectively) on a Canadian dollar equivalent basis. The economic value limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $1,172 million and $1,458 million as at year-end 2024 and 2023, respectively) of our current net present value.

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2024		2023

	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(52)	52	(37)	37

Change in net income	165	(183)	298	(331)

Change in economic value of EDC	(449)	476	(418)	440

The above table excludes the impact of EDC’s subsidiary FinDev Canada.

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Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk monthly to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2024	2023

Limit	29	28

Position	6	11

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2024		2023

	Increases by 1%	Decreases by 1%	Increases by 1%	Decreases by 1%

Change in net income	(6)	6	2	(2)

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

as at December 31 (in millions of Canadian dollars)	Positive	Negative	2024 Net	Positive	Negative	2023 Net

Less than 1 year	334	(502)	(168)	145	(497)	(352)

1 – 3 years	197	(982)	(785)	168	(811)	(643)

3 – 5 years	358	(978)	(620)	241	(812)	(571)

Over 5 years	915	(150)	765	753	(173)	580

Gross fair value of contracts	$1,804	$(2,612)	$(808)	$1,307	$(2,293)	$(986)

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Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position daily and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•

Cash, Cash Equivalents and Marketable Securities: We hold cash, cash equivalents and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2024, the average balance of cash, cash equivalents and marketable securities was $9,960 million (2023 – $10,816 million).

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2024, the average balance of commercial paper was $8,644 million (2023 – $12,337 million).

Investment Risk

EDC’s Treasury Policy outlines the investment vehicles that we may undertake in accordance with EDC’s Risk Appetite Framework. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. As part of EDC’s Treasury Policy, we monitor our debt position against borrowing limits and report to senior management and the Board on a quarterly basis.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could affect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into four categories:

•	Legal and Compliance

•	Systems

•	People

•	Process

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

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The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•	Implement standards, guidelines, and processes adapted to EDC.

We have identified a list of key operational risks inherent to our business, including model risk, ESG, information security, and technology health and execution. We have assessed and continue to assess our exposure to these risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as internal and external risks that can deter or prevent us from achieving our strategic objectives and business priorities.

We are diligent in staying attuned to the external environment through the work of specialized groups. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2024 consolidated financial statements. Judgement is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, insurance contracts, retirement benefit obligations, and financial instruments measured at fair value. Management exercises judgement in the allowance for credit losses, insurance contracts, retirement benefit obligations, and financial instruments measured at fair value and the determination of the control of structured entities. For details on our use of estimates and key judgements refer to page 124 Å of this annual report.

Change in Accounting Standards

IFRS 18 – Presentation and Disclosures in Financial Statements

On April 9, 2024 the IASB issued IFRS 18 – Presentation and Disclosures in Financial Statements which is to replace IAS 1 – Presentation of Financial Statements. The new standard is intended to enhance the comparability and transparency of reporting in the financial statements and will be effective for annual periods beginning on or after January 1, 2027. We are currently assessing the impact of the new standard and expect it will affect the presentation of our consolidated financial statements.

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Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue. PR is calculated at the Corporate Plan foreign exchange rate to eliminate the impact of the foreign exchange fluctuations within the year. Additionally, as pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the Capital Management section on page 93 Å for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries of $81 million (2023 – $70 million).

(in millions of Canadian dollars)	2024	2023

Premiums earned	139	145

Reinsurance ceded	(2)	(2)

Net written premium	$ 137	$ 143

Net claims incurred/(recovered)	$ 49	$ 105

Claims ratio	36%	73%

In 2024 the 15-year claims ratio was 51%, compared to 60% in the prior year, primarily due to the exclusion of higher-than-average net claims from 2009, which were a result of the 2008 financial crisis.

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SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Gross loans receivable:

Average performing floating rate	45,322	42,341	34,932	35,740	40,025

Average performing fixed rate	12,888	13,194	12,276	12,775	14,557

Total average performing gross loans receivable	58,210	55,535	47,208	48,515	54,582

Average carrying value on impaired loans	884	774	1,060	1,034	823

Total average income earning loan assets	$ 59,094	$ 56,309	$ 48,268	$ 49,549	$ 55,405

Loan revenue:

Performing floating rate interest	3,321	3,048	1,351	826	1,147

Performing fixed rate interest	482	457	390	421	485

Other loan revenue	231	202	190	215	198

Loan revenue	$ 4,034	$ 3,707	$ 1,931	$ 1,462	$ 1,830

Yields – performing loans:

Performing floating rate coupon(1)	7.33%	7.20%	3.87%	2.31%	2.87%

Performing fixed rate coupon(1)	3.74%	3.46%	3.18%	3.30%	3.33%

Total performing loan coupon yield(1)	6.53%	6.31%	3.69%	2.57%	2.99%

Total loan effective yield(2)	6.83%	6.58%	4.00%	2.95%	3.30%

(1)	Excludes fee increments.

(2)	Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Average performing loans receivable	58,210	55,535	47,208	48,515	54,582

Average carrying value on impaired loans	884	774	1,060	1,034	823

Average marketable securities balance(3)	9,450	10,570	11,518	10,277	12,837

Average investment portfolio balance	3,004	3,011	2,659	2,341	1,750

Total average income earning assets	$ 71,548	$ 69,890	$ 62,445	$ 62,167	$ 69,992

Financing and investment revenue:

Loan	4,034	3,707	1,931	1,462	1,830

Marketable securities(3)	381	399	175	82	165

Investments	23	25	26	16	14

Total financing and investment revenue	4,438	4,131	2,132	1,560	2,009

Interest expense	3,180	2,878	973	324	760

Financing related expenses	57	41	32	25	26

Net financing and investment income	$ 1,201	$ 1,212	$ 1,127	$ 1,211	$ 1,223

Net finance margin	1.68%	1.73%	1.80%	1.95%	1.75%

(3)	Includes cash equivalents

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Table 3: Insurance Revenue and Loan Guarantee Fees

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Credit insurance:

Credit insurance business facilitated	81,395	80,188	86,620	71,030	58,201

Insurance revenue earned prior to ceding reinsurance(1)	139	145	149	139	126

Average credit insurance premium rate	0.17%	0.18%	0.17%	0.20%	0.22%

Financial institutions insurance:

Financial institutions insurance business facilitated	6,863	6,482	6,573	6,733	9,189

Insurance revenue earned prior to ceding reinsurance(1)	10	10	9	9	13

Average financial institutions insurance premium rate	0.15%	0.15%	0.14%	0.13%	0.14%

International trade guarantee:

International trade guarantee average exposure	16,027	14,195	12,021	11,443	10,448

Insurance revenue earned(1)	188	159	118	115	99

Average international trade guarantee premium rate	1.17%	1.12%	0.98%	1.00%	0.95%

Loan guarantees:

Loan guarantees average exposure	5,965	4,816	4,361	4,328	4,047

Loan guarantee fees earned	89	78	73	97	55

Average loan guarantee fee rate	1.49%	1.62%	1.67%	2.24%	1.36%

(1) 2022 to 2024 insurance revenue has been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Provision for (reversal of) credit losses on:

Loans	332	138	11	(435)	1,897

Loan commitments	(73)	92	(10)	(30)	42

Loan guarantees	(8)	91	68	(89)	144

Total provision for (reversal of) credit losses	$ 251	$ 321	$ 69	$ (554)	$ 2,083

108	EDC 2024 INTEGRATED ANNUAL REPORT

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance(3)	Treaty reinsurance	Marketable securities and derivative instruments(4)	2024	Exposure

Country										$	%

Canada	9,225	10,982	858	384	17,090	(5)(6)	–	–	3,337	41,876	30

United States	10,348	5,468	10,393	893	–		–	–	7,122	34,224	24

Chile	8,662	551	125	87	–		–	–	–	9,425	7

United Kingdom	6,787	1,005	576	194	–		–	–	95	8,657	6

Australia	4,826	884	338	–	1		–	–	494	6,543	5

Germany	2,283	909	266	–	–		–	–	198	3,656	3

Mexico	1,898	655	817	28	–		30	–	–	3,428	2

India	2,856	261	275	6	3		4	–	–	3,405	2

Brazil	2,374	334	295	37	–		29	–	–	3,069	2

China	1,005	345	454	127	–		30	–	482	2,443	2

Other(7)	12,998	3,421	4,241	1,828	23		250	–	1,347	24,108	17

	63,262	24,815	18,638	3,584	17,117		343	–	13,075	140,834	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(81)	–	–	(81)	–

Treaty reinsurance(8)	–	–	–	–	–		–	(311)	–	(311)	–

Total	$ 63,262	$ 24,815	$ 18,638	$ 3,584	$ 17,117		$ 262	$ (311)	$ 13,075	$ 140,442	100

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance(3)	Treaty reinsurance	Marketable securities and derivative instruments(4)	2023 Exposure

Country										$	%

Canada	8,475	8,310	1,068	326	15,266	(5)(6)	–	–	2,072	35,517	27

United States	10,932	4,501	9,718	285	2		–	–	6,554	31,992	25

United Kingdom	7,531	968	567	–	–		–	–	103	9,169	7

Chile	7,577	467	119	264	–		–	–	–	8,427	6

Australia	5,080	840	318	–	1		–	–	192	6,431	5

Mexico	2,006	910	638	221	–		27	–	28	3,830	3

India	2,268	906	218	3	2		4	–	–	3,401	3

Germany	2,501	30	234	–	–		–	–	96	2,861	2

Brazil	1,251	980	281	37	–		27	–	–	2,576	2

China	1,293	471	417	65	–		27	–	–	2,273	2

Other(7)	13,136	3,718	3,849	913	24		303	–	1,218	23,161	18

	62,050	22,101	17,427	2,114	15,295		388	–	10,263	129,638	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(75)	–	–	(75)	–

Treaty reinsurance(8)	–	–	–	–	–		–	(287)	–	(287)	–

Total	$ 62,050	$ 22,101	$ 17,427	$ 2,114	$ 15,295		$ 313	$ (287)	$ 10,263	$ 129,276	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $262 million (2023 – $313 million) for all the policies in political risk insurance.

(4)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $164 million of surety bond insurance, where the risk rests with the Canadian exporter (2023 – $220 million). A total of 11% of the exports insured under surety bond products are to the United States (2023 – United States: 9%, Brazil: 36%). The balance represents exports to other countries.

(6)

Includes $16.1 billion in performance security guarantees, where the risk rests with the Canadian exporter (2023 – $14.3 billion). A total of 50% of the exports insured under performance security products are to the United States (2023 – 57%). The balance represents exports to other countries.

(7)	Includes 203 countries (2023 – 195) with total exposure ranging from $0.001 million to $1.6 billion (2023 – $0.001 million to $1.6 billion).

(8)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

109	EDC 2024 INTEGRATED ANNUAL REPORT

Table 6: Concentration of Exposure by Industry

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Treaty reinsurance	Marketable securities and derivative instruments(3)	2024 Exposure

Industry									$	%

Commercial:

Manufacturing	9,452	6,275	8,387	–	1,980	59	–	–	26,153	19

Finance and insurance	7,538	2,383	2,227	3,584	5,503	–	–	4,888	26,123	19

Utilities	10,711	3,621	726	–	3,435	–	–	–	18,493	13

Transportation and storage	12,987	3,205	599	–	269	–	–	–	17,060	12

Resources	7,866	2,450	1,039	–	2,300	–	–	–	13,655	10

Information	6,800	1,849	839	–	195	–	–	–	9,683	7

Wholesale and retail trade	2,300	1,554	4,210	–	519	–	–	–	8,583	6

Construction	391	639	66	–	2,259	73	–	–	3,428	2

Professional services	1,245	601	455	–	424	112	–	–	2,837	2

Commercial properties	2,145	443	10	–	42	–	–	–	2,640	2

Other	1,145	1,795	80	–	191	18	–	–	3,229	2

Total commercial	62,580	24,815	18,638	3,584	17,117	262	–	4,888	131,884	94

Sovereign	682	–	–	–	–	–	–	8,187	8,869	6

	63,262	24,815	18,638	3,584	17,117	262	–	13,075	140,753	100

Treaty reinsurance(4)	–	–	–	–	–	–	(311)	–	(311)	–

Total	$ 63,262	$ 24,815	$ 18,638	$ 3,584	$ 17,117	$ 262	$ (311)	$ 13,075	$ 40,442	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

110	EDC 2024 INTEGRATED ANNUAL REPORT

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Treaty reinsurance	Marketable securities and derivative instruments	(3)	2023	Exposure

Industry												$	%

Commercial:

Manufacturing	8,163		5,408		7,695	–	1,650	59	–	–		22,975	18

Finance and insurance	6,615		2,104		1,733	2,114	4,599	16	–	3,314		20,495	16

Utilities	11,347		4,186		460	–	3,018	–	–	–		19,011	15

Transportation and storage	13,760		2,535		561	–	268	–	–	–		17,124	13

Resources	7,255		1,625		1,275	–	2,280	–	–	–		12,435	10

Information	5,677		1,280		1,327	–	123	–	–	–		8,407	6

Wholesale and retail trade	2,544		1,436		3,784	–	555	–	–	–		8,319	6

Professional services	1,775		787		414	–	403	133	–	–		3,512	3

Construction	628		418		70	–	2,187	86	–	–		3,389	3

Commercial properties	2,160		994		32	–	50	–	–	–		3,236	2
Other	1,371		1,328		76	–	162	19	–	–		2,956	2

Total commercial	61,295		22,101		17,427	2,114	15,295	313	–	3,314		121,859	94

Sovereign	755		–		–	–	–	–	–	6,949		7,704	6

	62,050		22,101		17,427	2,114	15,295	313	–	10,263		129,563	100

Treaty reinsurance(4)	–		–		–	–	–	–	(287)	–		(287)	–

Total	$ 62,050		$ 22,101		$ 17,427	$ 2,114	$ 15,295	$ 313	$ (287)	$ 10,263		$ 129,276	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated unconfirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash and cash equivalents. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

CONCENTRATION OF EXPOSURE FOR SECTORS OF INTEREST

The concentration of exposure contained in the tables above which relates to sectors of particular interest to our stakeholders at December 31 was as follows:

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets	Commitments and guarantees	Credit insurance	International trade guarantee	2024 Exposure

Mining and metals	7,076	1,801	811	1,428	11,116

Agri-food	4,137	1,337	3,710	406	9,590

Aerospace	5,738	2,959	443	118	9,258

Oil and gas	1,083	1,433	945	942	4,403

Forestry	2,444	233	970	220	3,867

111	EDC 2024 INTEGRATED ANNUAL REPORT

	Financing portfolio		Insurance portfolio

(in millions of Canadian dollars)	Financing assets	Commitments and guarantees	Credit insurance	International trade guarantee	2023 Exposure

Mining and metals	6,590	985	799	1,300	9,674
Aerospace	6,568	1,547	411	137	8,663
Agri-food	3,223	1,236	3,419	337	8,215
Oil and gas	1,356	1,048	1,006	1,112	4,522
Forestry	2,127	514	830	226	3,697

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2024	2023

Commercial:

Transportation and storage	409	560

Manufacturing	299	192

Professional services	103	86

Construction	96	78

Resources	89	96

Wholesale and retail trade	88	71

Information	9	23

Finance and insurance	8	4

Commercial properties	1	–

Utilities	–	121

Other	155	199

Total commercial	1,257	1,430
Sovereign	9	9

Total impaired gross loans receivable	$1,266	$1,439

Table 8: Performing Loans, Loan Guarantees and Loan Commitments – Allowance for Credit Losses

(in millions of Canadian dollars)				2024				2023

Industry of risk	Exposure	(1)	Allowance	Allowance as a percentage of exposure	Exposure	(1)	Allowance	Allowance as a percentage of exposure

Commercial:

Manufacturing	14,606		167	1.1	12,180		128	1.1

Utilities	14,268		130	0.9	15,356		291	1.9

Resources	10,137		109	1.1	8,675		100	1.2

Transportation and storage	15,686		87	0.6	16,333		174	1.1

Professional services	1,319		44	3.3	2,065		71	3.4

Information	8,276		39	0.5	6,575		77	1.2

Commercial properties	2,586		26	1.0	3,153		4	0.1

Finance and insurance	6,714		24	0.4	5,999		28	0.5

Wholesale and retail trade	3,586		16	0.4	3,773		57	1.5

Construction	920		9	1.0	963		19	2.0

Other	2,705		24	0.9	2,453		22	0.9

Total commercial	80,803		675	0.8	77,525		971	1.3

Sovereign	673		49	7.3	747		184	24.6

Total	$ 81,476		$ 724	0.9	$ 78,272		$ 1,155	1.5

(1)	Includes gross loans receivable, loan guarantees, undisbursed loan commitments, accepted and outstanding letters of offer and unallocated unconfirmed lines of credit.

112	EDC 2024 INTEGRATED ANNUAL REPORT

The exposure contained in the table above which relates to sectors of particular interest to our stakeholders at December 31 was as follows:

(in millions of Canadian dollars)		2024		2023

Sector of interest	Exposure	Allowance	Exposure	Allowance

Aerospace	8,303	82	7,553	133

Agri-food	5,210	67	4,222	78

Mining and metals	8,838	62	7,533	58

Oil and gas	2,455	14	2,348	30

Forestry	2,540	11	2,584	17

Table 9: Claims – Size Concentration

(in millions of Canadian dollars)				2024				2023
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	13	555	3	196	16	623	4	260

$100,001 – $1 million	47	174	8	30	49	179	9	35

Over $1 million	134	31	34	6	140	25	23	6

Total	$ 194	760	$ 45	232	$ 205	827	$ 36	301

113 EDC 2024 INTEGRATED ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Financial Reporting Responsibility 114

Independent Auditor's Report 115

Consolidated Statement of Financial Position 118

Consolidated Statement of Comprehensive Income 119

Consolidated Statement of Changes in Equity 120

Consolidated Statement of Cash Flows 121

Notes to the Consolidated Financial Statements 122

1. Corporate Mandate 122
2. Material Accounting Policy Information 123
3. Fair Value of Financial Instruments 132
4. Marketable Securities 136
5. Derivative Instruments 136
6. Loans and Allowance for Credit Losses 139
7. Investments 146
8. Insurance Contracts 147
9. Right-of-Use Assets and Lease Liabilities 148
10. Retirement Benefit Plans 149
11. Other Assets 156
12. Accounts Payable and Other Credits 156
13. Debt Instruments 156
14. Debt Instrument Maturities 158
15. Share Capital 159
16. Capital Management 159
17. Loan Revenue 159
18. Interest Expense 160
19. Net Insurance Service Result 160
20. Other (Income) Expenses 161
21. Administrative Expenses 161
22. Commitments, Contingencies and Contractual Obligations 162
23. Financial Instrument and Insurance Risks 164
24. Structured Entities 170
25. Related Party Transactions 170
26. Canada Account Transactions 172
27. Subsequent Event 172

114	EDC 2024 INTEGRATED ANNUAL REPORT

Financial Reporting Responsibility

The consolidated financial statements contained in this Integrated Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgements based on information available as at the date of the consolidated financial statements. Areas where management has made significant estimates, assumptions and judgements include the allowance for credit losses, insurance contracts, retirement benefit obligations, financial instruments measured at fair value and the determination of the control of structured entities. Management is also responsible for all other information in the Integrated Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and with representatives of the Office of the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and Intergovernmental Affairs and President of the King’s Privy Council for Canada and the Minister of Finance where the Minister of International Trade and Intergovernmental Affairs and President of the King’s Privy Council for Canada considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 26 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Alison Nankivell	Scott Moore
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer

March 20, 2025

115	EDC 2024 INTEGRATED ANNUAL REPORT

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

INDEPENDENT AUDITOR’S REPORT

To the Minister of International Trade and Intergovernmental Affairs and President of the King’s Privy Council for Canada

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2024, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

116	EDC 2024 INTEGRATED ANNUAL REPORT

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

117	EDC 2024 INTEGRATED ANNUAL REPORT

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRS Accounting Standards as issued by the IASB have been applied on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

Auditor’s Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA

Senior Principal

for the Auditor General of Canada

Ottawa, Canada

20 March 2025

118	EDC 2024 INTEGRATED ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

(in millions of Canadian dollars)	Notes	Dec. 31, 2024	Dec. 31, 2023

Assets

Cash and cash equivalents		4,430	1,950

Marketable securities	4	6,841	7,006

Derivative instruments	5	1,804	1,307

Loans receivable	6	59,850	59,041

Allowance for losses on loans	6	(1,340)	(1,720)

Investments	7	3,537	3,089

Right-of-use assets	9	110	108

Retirement benefit assets	10	664	461

Other assets	11	250	272

Total Assets		$76,146	$71,514

Liabilities and Equity

Accounts payable and other credits	12	340	218

Loan guarantees	6, 22	333	334

Loans payable	13	60,746	55,109

Derivative instruments	5	2,612	2,293

Lease liabilities	9	147	143

Allowance for losses on loan commitments	6	30	100

Insurance contract liabilities	8	239	318

Retirement benefit liabilities	10	176	173

Total Liabilities		64,623	58,688

Commitments, contingencies and contractual obligations (Note 22)

Share capital	15	6,046	8,490

Retained earnings		5,477	4,336

Total Equity		11,523	12,826

Total Liabilities and Equity		$76,146	$71,514

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on March 20, 2025.

Manjit Sharma	Alison Nankivell
Director	Director

119	EDC 2024 INTEGRATED ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2024	2023

Financing and Investment Revenue:
Loans	17	4,034	3,707

Marketable securities and cash equivalents		381	399

Investments		23	25
Total financing and investment revenue		4,438	4,131

Interest expense	18	3,180	2,878

Financing-related expenses		57	41
Net Financing and Investment Income		1,201	1,212

Loan Guarantee Fees		89	78

Insurance revenue	19	350	331

Insurance service expenses	19	(199)	(242)

Reinsurance service expenses	19	(44)	(21)
Net Insurance Service Result		107	68

Other (Income) Expense	20	(351)	10

Administrative Expenses	21	582	577
Income before Credit Losses		1,166	771

Provision for Credit Losses	6	251	321
Net Income		915	450

Other comprehensive income (loss):
Retirement benefit plans remeasurement	10	226	(15)

Comprehensive Income		$1,141	$435

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

120	EDC 2024 INTEGRATED ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2024	2023

Share Capital

Balance beginning of year		8,490	8,490

Shares repurchased	15	2,444	–

Balance end of year		6,046	8,490

Retained Earnings

Balance beginning of year		4,336	3,901

Net income		915	450

Other comprehensive income (loss):

Retirement benefit plans remeasurement	10	226	(15)

Balance end of year		5,477	4,336

Total Equity End of Year		$ 11,523	$ 12,826

The accompanying notes are an integral part of these consolidated financial statements.

121	EDC 2024 INTEGRATED ANNUAL REPORT

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2024	2023

Cash Flows from (used in) Operating Activities

Net income	915	450

Adjustments to determine net cash from (used in) operating activities

Provision for (reversal of) credit losses	251	321

Depreciation and amortization	26	32

Realized (gains) and losses	(74)	(8)

Changes in assets and liabilities

Change in accrued interest and fees on loans receivable	30	(204)

Change in accrued interest and fair value of marketable securities	–	(155)

Change in accrued interest and fair value of loans payable	285	1,065

Change in fair value of investments	94	(74)

Change in derivative instruments	(424)	(883)

Other	28	140

Loan disbursements	(15,967)	(21,059)

Loan repayments and principal recoveries from loan asset sales	17,441	15,954

Net cash from (used in) operating activities	2,605	(4,421)

Cash Flows from (used in) Investing Activities

Disbursements for investments	(830)	(598)

Receipts from investments	503	369

Purchases of marketable securities	(6,345)	(8,093)

Sales/maturities of marketable securities	7,049	7,802

Purchases of property, plant and equipment	(5)	(8)

Net cash from (used in) investing activities	372	(528)

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	19,238	18,024

Repayment of long-term loans payable	(11,882)	(12,893)

Issue of short-term loans payable	22,490	37,563

Repayment of short-term loans payable	(28,077)	(38,435)

Disbursements from sale/maturity of derivative instruments	(123)	(550)

Receipts from sale/maturity of derivative instruments	108	155

Repurchase of share capital	(2,444)	–

Net cash from (used in) financing activities	(690)	3,864

Effect of exchange rate changes on cash and cash equivalents	193	(20)

Net increase (decrease) in cash and cash equivalents	2,480	(1,105)

Cash and cash equivalents

Beginning of year	1,950	3,055

End of year	$ 4,430	$ 1,950

Cash and cash equivalents are comprised of:

Cash	393	363

Cash equivalents	4,037	1,587

	$ 4,430	$ 1,950

Operating Cash Flows from Interest
Cash paid for interest	$ 3,052	$ 2,324
Cash received for interest	$ 4,389	$ 3,809

The accompanying notes are an integral part of these consolidated financial statements.

122	EDC 2024 INTEGRATED ANNUAL REPORT

Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities through our wholly-owned subsidiary Development Finance Institute Canada Inc. (FinDev Canada).

The Government of Canada is the sole shareholder of EDC.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade and Intergovernmental Affairs and President of the King’s Privy Council for Canada (the “Minister”). The Minister may give us directives if the Minister is of the opinion that it is in the public interest to do so.

EDC was issued, has implemented, and continues to comply with the following directives pursuant to Section 89 of the FA Act:

•

2008 – PC 2008-1598: directing parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

•

2015 – PC 2015-1110: together with other federal Crown Corporations, to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations.

•	2017 – PC 2017-127: to ensure equitable and balanced cost-sharing between employee and employer for pension contributions and set the normal retirement age at 65.

•

2022 – PC 2022-179: to perform any activity in accordance with a letter of arrangement entered into by EDC and the Minister of Finance in respect of a loan to Ukraine by EDC in its capacity as agent of the Minister of Finance pursuant to subsection 8.3(7) of the Bretton Woods and Related Agreements Act and to carry out related activities or any other thing that may be required or advisable to give effect to the directive.

EDC was issued the following directives pursuant to Section 89 of the FA Act, requiring EDC to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with these directives by performing all required activities and will continue to do so:

•

2018 – PC 2018-683: in respect of the project known as the Trans Mountain Pipeline Expansion. The directive also required EDC to do all ancillary or other things that may be advisable or required to give effect to the directive.

•

2020 – PC 2020-206: as part of the response to COVID-19. The directive also required EDC to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive.

•	2021 – PC 2021-850: in respect of the Telesat Lightspeed program. The directive also required EDC to do any other thing that may be required or advisable to give effect to the directive.

•

2021 – PC 2021-891: in respect of the Lower Churchill Projects in Newfoundland and Labrador. The directive also required EDC to do any other thing that may be required or advisable to give effect to the directive.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

123	EDC 2024 INTEGRATED ANNUAL REPORT

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit is currently $90 billion. At the end of December 2024, the amount of these contingent liabilities was $45.9 billion (2023 – $40.5 billion).

We are for all purposes an agent of His Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act grants us the power and authority to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the most recent audited consolidated financial statements. The maximum applicable to December 31, 2024 is $155.7 billion (2023 – $183.1 billion), against which borrowings amounted to $60.7 billion (2023 – $55.1 billion).

2. Material Accounting Policy Information

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards). The material accounting policy information used in the preparation of these consolidated financial statements is summarized on the following pages and conforms in all material respects to IFRS Accounting Standards.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New Standards, Amendments and Interpretations

The following standards and amendments were issued by the International Accounting Standards Board (IASB) and have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2024.

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark.

The amendments included changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we were to manage the transition to alternative benchmark rates. For financial assets and financial liabilities measured at amortized cost, the amendments introduced a practical expedient that allowed the change in contractual cash flows to be accounted for as an update to the effective interest rate, as opposed to immediately recognizing a gain or loss, provided that the modification was made on an economically equivalent basis and was a direct consequence of interest rate benchmark reform.

Certain loans receivable measured at amortized cost have been transitioned to a new interest rate benchmark as disclosed in Note 6.

124	EDC 2024 INTEGRATED ANNUAL REPORT

Transition to Alternative Benchmark Rates

The transition to the alternative benchmark rates was broken down into two stages – Stage 1 was focused on the LIBOR currencies and settings with a cessation date of December 31, 2021 (all Sterling, Euro, Swiss Franc and Japanese Yen settings), while Stage 2 focused on the US$ LIBOR currency and settings with a cessation date of June 30, 2023. The project was also expanded to include the transition of the Canadian Dollar Offered Rate (CDOR), with a cessation date of June 28, 2024.

Stage 1 was completed in 2021 and Stage 2 was completed in 2024. The key outcome was the amendment of existing impacted products and new products to the new risk-free rates. This included system, process and operational readiness, training, and ensuring appropriate support for our customers and customer-facing teams.

The interest rate benchmark reform did not result in changes to our risk management strategy and the overall risk arising from the transition was assessed to be low.

Standards, Amendments and Interpretations not yet in effect

On April 9, 2024 the IASB issued IFRS 18 – Presentation and Disclosures in Financial Statements which is to replace IAS 1 – Presentation of Financial Statements. The new standard is intended to enhance the comparability and transparency of reporting in the financial statements and will be effective for annual periods beginning on or after January 1, 2027. We are currently assessing the impact of the new standard and expect it will affect the presentation of our consolidated financial statements.

USE OF ESTIMATES AND KEY JUDGEMENTS

To prepare our consolidated financial statements in accordance with IFRS Accounting Standards, it is necessary for management to exercise judgement and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the consolidated financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgement are discussed below.

Estimates

Note 3 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgement, and level 3 instruments include inputs that are not based on observable market data.

125	EDC 2024 INTEGRATED ANNUAL REPORT

Note 6 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses (ECL). These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 8 – Insurance Contracts

The liability for remaining coverage and the liability for incurred claims are based on our estimate of future cash flows under the terms and conditions of our insurance and reinsurance contracts. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the fulfilment cash flows uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, and relevant discount rates.

Note 10 – Retirement Benefit Plans

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. IFRS Accounting Standards requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

Judgements

Note 3 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgement. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgement in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 6 – Loans and Allowance for Credit Losses

Management judgement is used in the ECL calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgement is also used in assessing significant increase in credit risk as well as the requirement for any post-model adjustments.

Note 8 – Insurance Contracts

Judgement is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance contract liabilities.

126	EDC 2024 INTEGRATED ANNUAL REPORT

Note 10 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligations is the discount rate. Management judgement is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

Note 24 – Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Management exercises judgement in determining whether EDC has control of structured entities. When we have power over an SE and are exposed or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Interest revenue related to our cash equivalents is recorded within marketable securities and cash equivalents revenue in the Consolidated Statement of Comprehensive Income.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities and cash equivalents revenue and realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

127	EDC 2024 INTEGRATED ANNUAL REPORT

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian companies or buyers of Canadian goods and services. Loan guarantees are initially recognized in the consolidated financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

Expected Credit Loss (ECL) Impairment Model

The ECL model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. ECLs are measured based on the stage assignment of the financial instrument:

•

Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the ECLs over the remaining lifetime of the financial instrument; and

•

Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the ECLs over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

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Impairment and Write-off of Financial Instruments

Under our definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent observable evidence of impairment:

•	there has been a deterioration in credit risk to the extent that we consider that the obligor is unlikely to pay its credit obligations to us in full; or

•	the obligor is past due more than 90 days on any credit obligation to us, as required under IFRS 9.

If there is reasonable and supportable information that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Measurement of ECLs

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as country, industry, and entity type, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor and also incorporates forward-looking macroeconomic factors. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

Forward-Looking Information

ECLs are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability weighted.

In addition to a baseline macroeconomic outlook, we also produce two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside- and downside-scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

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The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to our loan portfolio and include, but are not limited to, gross domestic product, equity indices and unemployment rates. The macroeconomic variables are applied in the ECL model using a scenario conditioned model based on the country, industry, credit rating and entity type. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply post-model adjustments to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a material increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgements and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit-impaired upon origination are placed in Stage 3, and the lifetime ECLs are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing-related expenses.

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LEASES

Our right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost, comprised of the initial amount of the lease liability, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, our incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change to the term of the lease with a corresponding adjustment made to the carrying value of the right-of-use asset or the recognition of a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

We account for lease components and non-lease components separately for each of our asset classes. We do not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

INSURANCE REVENUE

Insurance contracts are those contracts where we have accepted insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event. Insurance contracts are assessed on their issuance date to determine expected profitability and are then grouped into cohorts based on portfolio, recognition date and the profitability of the contract. Composition of the cohorts is not reassessed at subsequent measurement. We apply the general measurement model (GMM) to our political risk insurance portfolio, as well as certain long-term contracts within our international trade guarantee portfolio. The premium allocation approach (PAA) is applicable to all other insurance contracts.

Expected premium receipts on our PAA groups of insurance contracts are recognized into income over the coverage period of each insurance contract group on a straight-line basis. The straight-line method is applied on the basis that this is considered to approximate the expected pattern of release of risk during the coverage period for these groups of contracts. For groups of contracts to which we apply the GMM, revenue is recorded based on the insurance contract services provided in each period.

INSURANCE SERVICE EXPENSES

Insurance service expenses include administrative expenses which are attributable to our insurance contracts, losses and recoveries of losses on onerous contracts, incurred claims and changes to the liabilities for incurred claims.

Administrative expenses attributable to our insurance contracts include acquisition costs, which are expenses incurred on the selling and underwriting of new insurance contracts, as well as policy administration and maintenance expenses. Acquisition expenses are allocated to the insurance contract groups in a systematic and rational method. Due to the short-term nature of the contracts within our credit insurance portfolio, we have elected to recognize acquisition expenses for these insurance contract groups when incurred. For the remaining insurance portfolios, we recognize acquisition expenses over the terms of the contracts in a manner consistent with our recognition of the insurance revenue. Policy administration and maintenance expenses are allocated at the portfolio level and are expensed as incurred.

INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities represent our estimate of future cash flows under the terms and conditions of our insurance contracts and include liabilities for remaining coverage and liabilities for incurred claims.

131	EDC 2024 INTEGRATED ANNUAL REPORT

PAA Contract Groups

The PAA is a simplified version of the GMM which is applicable to contracts in our credit insurance portfolio given their coverage periods are one year or less. The PAA is also applied to our financial institutions portfolio and the majority of contracts in our international trade guarantee portfolio as it has been determined that using this simplified method would produce a measurement that would not materially differ from the results under the GMM.

For profitable insurance contract groups under this approach, our liabilities for remaining coverage reflect premiums received less revenue earned. For our financial institutions insurance and international trade guarantee groups, the liabilities for remaining coverage also include acquisition cash flows paid less amounts recognized. For onerous insurance contract groups, a loss component is established on initial recognition which reflects our best estimates of the present value of future cash flows and includes a risk adjustment for non-financial risk. Insurance contract groups are assessed at subsequent measurement to determine changes in expected profitability.

Our liabilities for incurred claims are comprised of incurred claims as well as incurred but not reported claims (IBNR) and are adjusted to reflect the time value of money as well as a risk adjustment for non-financial risk.

GMM Contract Groups

For insurance contracts to which we apply the GMM, the liabilities for remaining coverage and the liabilities for incurred claims are measured based on estimates of the present value of future cash flows under the contracts. These estimates include an explicit risk adjustment to reflect the non-financial risk we are exposed to due to uncertainty around the amount and timing of future cash flows.

For profitable groups of contracts, the liabilities for remaining coverage include the contractual service margin, which represents unearned profit, as well as the present value of the future cash flows. For onerous groups of contracts, a loss component is established on initial recognition and the loss recognized immediately as an insurance service expense. On subsequent measurement, insurance contract groups are assessed to determine changes in expected profitability. Changes in future cash flows related to onerous contracts are allocated between the loss component and the liabilities for remaining coverage excluding loss component in a systematic and rational manner, with the exception of decreases in fulfilment cash flows related to future service, which are allocated solely to the loss component until the loss component is reduced to zero.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in marketable securities and cash equivalents revenue or interest expense, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

132	EDC 2024 INTEGRATED ANNUAL REPORT

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, our functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items are translated at historical rates if measured at historical cost, and at the rate on the date the fair value was determined if measured at fair value.

RETIREMENT BENEFIT PLANS

We maintain two pension plans with defined benefit and defined contribution components, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. Defined benefit pensions are only available for employees hired prior to January 1, 2012.

Accrued benefit obligations are actuarially determined using the projected unit credit method, which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors.

The defined benefit expense is included in administrative expenses and consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are transferred to retained earnings.

The defined contribution expense consists of contributions paid in the period for service rendered and an accrual of unpaid but earned contributions and is included in administrative expenses on the Consolidated Statement of Comprehensive Income.

3. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

133	EDC 2024 INTEGRATED ANNUAL REPORT

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. The valuation committee reviews an instrument’s fair value based on their recommended fair value hierarchy categorization before being fully implemented.

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Risk Management Office and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

134	EDC 2024 INTEGRATED ANNUAL REPORT

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2024

Multiples	Multiple (Sales or EBITDA) Discount Rate	0.0 – 12.6(4.9) 0% – 75%(41%)	737

Discounted Cash Flows	Discount Rate	0% – 25%(11%)	34

Transaction price	N/A	N/A	933

Net Asset Value(1)	N/A	N/A	1,833

Total Fair Value			$ 3,537

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2023

Multiples	Multiple (Sales or EBITDA) Discount Rate	0.0 – 11.6(4.3) 0% – 50%(37%)	602

Discounted Cash Flows	Discount Rate	0% – 13%(13%)	13

Transaction price	N/A	N/A	671

Net Asset Value(1)	N/A	N/A	1,726

Total Fair Value			$ 3,012

(1)	Represents the fair value of fund investments which are determined by third parties.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to generate floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three-year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When we transact in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

135	EDC 2024 INTEGRATED ANNUAL REPORT

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)				Dec. 31, 2024					Dec. 31, 2023
	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	11,003	879	11,882	12,704	–	10,760	1,277	12,037	12,784

Performing floating rate loans	–	45,395	1,071	46,466	45,258	–	44,204	794	44,998	43,944

Total performing loans receivable	–	56,398	1,950	58,348	57,962	–	54,964	2,071	57,035	56,728

Impaired loans	–	548	–	548	548	–	593	–	593	593

Loans receivable and accrued interest and fees	–	56,946	1,950	58,896	58,510	–	55,557	2,071	57,628	57,321

Marketable securities	4,910	1,931	–	6,841	6,841	4,703	2,303	–	7,006	7,006

Derivative instruments	–	1,804	–	1,804	1,804	–	1,307	–	1,307	1,307

Investments	–	–	3,537	3,537	3,537	77	–	3,012	3,089	3,089

Liabilities

Loans payable	–	60,752	–	60,752	60,746	–	55,109	–	55,109	55,109

Derivative instruments	–	2,612	–	2,612	2,612	–	2,293	–	2,293	2,293

Loan guarantees	–	307	–	307	333	–	323	–	323	334

The financial instruments included in cash equivalents, other assets and accounts payable and other credits are short-term in nature and have a carrying amount that reasonably approximate the fair value.

The following table summarizes the reconciliation of Level 3 fair values during the year for investments:

(in millions of Canadian dollars)	2024	2023

Balance beginning of year	3,012	2,685

Unrealized gains (losses) included in other (income) expenses	(177)	(1)

Purchases of assets/issuances of liabilities	851	706

Return of capital	(287)	(345)

Transfer out of Level 3	(1)	(1)

Foreign exchange translation	139	(32)

Balance end of year	$ 3,537	$ 3,012

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (38)	$ 116

136	EDC 2024 INTEGRATED ANNUAL REPORT

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2024 as a result of changes in valuation methodology (2023 – nil). All transfers out of level 3 to Level 1 were the result of investments converting instruments to those with quoted prices in active markets.

In 2024, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgement.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2024 ranged from an unfavourable change of $293 million to a favourable change of $323 million.

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

U.S. government	5,982	5,676

Other governments	816	853

Financial institutions	28	476

Canadian governments	15	1

Total marketable securities	$ 6,841	$ 7,006

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)			Dec. 31, 2024				Dec. 31, 2023

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1year	1 to 3 years	Over 3 years	Total

Short-term instruments	1,931	–	–	1,931	2,303	–	–	2,303

Long-term fixed rate securities	67	2,104	2,739	4,910	55	2,205	2,443	4,703

Total marketable securities	$ 1,998	$ 2,104	$ 2,739	$ 6,841	$ 2,358	$ 2,205	$ 2,443	$ 7,006

5. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

137	EDC 2024 INTEGRATED ANNUAL REPORT

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian. At the end of 2024, EDC held pledged collateral in its custodian accounts of $47 million of US Treasury Bonds (2023 – no collateral was held).

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2024, we did not hold any derivatives with counterparties that had a rating below this requirement (2023 – none).

In 2024, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2023 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2024				Dec. 31, 2023

	Remaining term to maturity				Remaining term to maturity

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1year	1 to 3 years	Over 3 years	Total

Interest rate swaps	14,230	25,080	34,223	73,533	12,708	17,359	29,303	59,370

Cross currency interest rate swaps	7,416	4,730	8,260	20,406	4,856	8,980	5,997	19,833

Foreign exchange swaps	6,040	–	–	6,040	12,618	–	–	12,618

Foreign exchange forwards	11	–	–	11	41	–	–	41

Total	$27,697	$29,810	$42,483	$99,990	$30,223	$26,339	$35,300	$91,862

138	EDC 2024 INTEGRATED ANNUAL REPORT

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)		Dec. 31, 2024			Dec. 31, 2023
	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	195	1,522	(1,327)	66	714	(648)

Interest rate swaps	1,449	1,055	394	1,172	1,335	(163)

Foreign exchange swaps	160	35	125	69	244	(175)

Total derivative instruments	1,804	2,612	(808)	1,307	2,293	(986)

Impact of netting agreements	(1,725)	(1,725)	–	(1,277)	(1,277)	–

Total	$ 79	$ 887	$ (808)	$ 30	$ 1,016	$ (986)

The following table notes the changes in derivative instruments arising from financing and operating activities:

(in millions of Canadian dollars)	Dec. 31, 2024			Dec. 31, 2023
	Derivatives used for financing activities	Derivatives used for operating activities	Total	Derivatives used for financing activities	Derivatives used for operating activities	Total

Balance beginning of year	(207)	(779)	(986)	(797)	(1,261)	(2,058)

Net cash flows	15	(149)	(134)	395	541	936

Non-cash changes

Foreign exchange translation and other	(340)	46	(294)	12	(257)	(245)

Fair value changes	283	344	627	309	218	527

Change in accrued interest	(40)	19	(21)	(126)	(20)	(146)

Balance end of year	$ (289)	$ (519)	$ (808)	$ (207)	$ (779)	$ (986)

139	EDC 2024 INTEGRATED ANNUAL REPORT

6. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. and Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2024						Dec. 31, 2023
	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:

Past due	41	2.34	26	3.88	67	(1)	41	2.67	11	3.79	52	(1)

2024	–	–	–	–	–		5,269	2.99	1,459	5.42	6,728

2025	5,265	3.14	1,959	5.14	7,224		6,227	2.64	1,724	5.06	7,951

2026	8,902	2.88	1,002	5.84	9,904		8,383	2.74	883	5.62	9,266

2027	8,410	2.66	1,898	5.11	10,308		7,260	2.49	1,356	4.98	8,616

2028	7,008	2.63	1,296	5.03	8,304		7,080	2.41	1,241	4.44	8,321

2029	7,316	2.43	998	5.80	8,314		3,756	2.65	1,079	5.37	4,835

2030 – 2034	7,697	2.71	3,774	4.34	11,471		5,686	2.44	3,668	4.07	9,354

2035 and beyond	1,120	1.88	1,747	3.55	2,867		755	1.83	1,644	3.51	2,399

Performing gross loans receivable	45,759	2.62	12,700	4.43	58,459		44,457	2.53	13,065	4.27	57,522

Impaired	562	4.44	704	7.83	1,266	(2)	747	4.24	692	6.30	1,439	(2)

Gross loans receivable	$46,321		$13,404		$59,725		$45,204		$13,757		$58,961

Accrued interest and fees receivable					433						449

Deferred loan revenue and other					(308)						(369)

Loans receivable					$59,850						$59,041

(1)	$59 million of receivables (2023 – $49 million) were less than one month past due.

(2)	Includes one originated credit-impaired loan of $157 million (2023 – two originated credit-impaired loans of $209 million).

At the end of 2024, the floating rate performing gross loans receivable yield was 6.72% (2023 – 7.48%) with an average term to reset of 52 days (2023 – 67 days).

Sovereign loans represented 1.2% of total performing gross loans receivable (2023 – 1.3%).

At the end of 2024, $34.3 billion (2023 – $29.5 billion) of loans receivable represented loans that used a risk-free rate. For any loans that were transitioned from the LIBOR or CDOR benchmark to a new interest rate benchmark, we exercised the practical expedient that allows the change in contractual cash flows to be accounted for as an update to the effective interest rate as the modifications were made on an economically equivalent basis and were a direct consequence of interest rate benchmark reform.

140	EDC 2024 INTEGRATED ANNUAL REPORT

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2024				Dec. 31, 2023

Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	%

United States	9,871	17	United States	10,632	18

Chile	8,803	15	Chile	7,706	13

Canada	6,368	11	United Kingdom	7,070	12

United Kingdom	6,217	11	Canada	6,086	11

Australia	4,737	8	Australia	5,080	9

India	2,649	5	Germany	2,489	4

Germany	2,271	4	Mexico	1,959	3

Brazil	2,252	4	India	1,941	3

Mexico	1,854	3	Spain	1,487	3

Spain	1,353	2	Brazil	1,135	2

Other	12,084	20	Other	11,937	22

Total	$ 58,459	100	Total	$ 57,522	100

Our most significant single counterparty performing gross loans receivable at the end of 2024 were as follows:

•	Three resources industry obligors totalling $4,570 million (2023 – four obligors totalling $4,851 million), two located in Chile and one located in Mongolia;

•	Two transportation and storage industry obligors totalling $2,433 million (2023 – one obligor totalling $1,267 million), located in the United Kingdom and Canada;

•	Two information industry obligors totalling $2,300 million (2023 – one obligor totalling $1,325 million), located in the United States and India;

•	One finance and insurance industry obligor located in Chile for $1,222 million (2023 – one obligor totalling $993 million);

•	One manufacturing obligor located in Chile totalling $1,126 million (2023 – one obligor totalling $1,038 million); and

•	One wholesale and retail trade obligor located in Germany totalling $778 million (2023 – one obligor totalling $768 million).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2024	2023

Balance beginning of year	58,961	54,193

Disbursements	15,967	21,059

Principal repayments	(16,550)	(15,614)

Capitalized interest	55	76

Loans written off	(940)	(65)

Principal recoveries from loan asset sales	(891)	(340)

Foreign exchange translation	3,123	(348)

Balance end of year	$ 59,725	$ 58,961

In 2024, we sold $424 million (2023 – $349 million) in performing loans to various counterparties for which we recovered $403 million (2023 – $340 million) and the remaining $21 million (2023 – $9 million) was written off. We also sold $1,135 million of impaired loans in 2024 for which the recoveries were $488 million and the remaining balance of $647 million was written off (2023 – no impaired loan sales).

During the year, we did not derecognize any impaired loans (2023 – no derecognition of impaired loans).

141	EDC 2024 INTEGRATED ANNUAL REPORT

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Gross loans receivable

Commercial	1,257	1,430

Sovereign	9	9

	1,266	1,439

Less: Deferred loan revenue and other	(5)	33

Individual allowance	723	813

Carrying amount of individually impaired loans	$ 548	$ 593

The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2024	2023

Balance beginning of year	1,439	1,677

Loans classified as impaired	1,657	161

Disbursements on loans	126	41

Capitalized interest	13	18

Loans written off	(919)	(56)

Principal recoveries from loan sales	(488)	–

Loans reinstated to performing(1)	(393)	(192)

Principal repayments	(287)	(191)

Foreign exchange translation	118	(19)

Balance end of year	$ 1,266	$ 1,439

(1)	Includes loans that were made performing following the restructuring of credit agreements.

In 2024, we had $1,657 million of loans made impaired (2023 – $161 million) from one sovereign and 19 commercial borrowers (2023 – 18 commercial borrowers).

During the year, impaired loans to 64 commercial borrowers totalling $919 million of principal (2023 – 34 commercial borrowers totalling $56 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2024, we had $393 million of loans return to performing status which related to six obligors (2023 – $192 million of loans related to four obligors), including $253 million for a sovereign obligor that was impaired earlier in the year.

Interest income recognized on impaired loans was $50 million in 2024 (2023 – $51 million).

142	EDC 2024 INTEGRATED ANNUAL REPORT

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)				Dec. 31, 2024		Dec. 31, 2023

	Non-credit-impaired		Credit- impaired

	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade(1)	26,845	2,567	–	29,412	49%	29,611	50%

Non-investment grade	19,284	9,678	–	28,962	49%	27,788	47%

Individually impaired	–	–	1,109	1,109	2%	1,230	2%

Originated credit-impaired	–	85	157	242	–	332	1%

Total gross loans receivable	$ 46,129	$ 12,330	$ 1,266	$ 59,725	100%	$ 58,961	100%

Loan commitments

Investment grade(1)	7,128	570	–	7,698	55%	4,362	38%

Non-investment grade	5,216	1,188	–	6,404	45%	7,275	62%

Individually impaired	–	–	29	29	–	7	–

Total loan commitments	$ 12,344	$ 1,758	$ 29	$ 14,131	100%	$ 11,644	100%

Loan guarantees

Investment grade(1)	225	2	–	227	3%	222	4%

Non-investment grade	5,630	455	–	6,085	92%	5,194	92%

Individually impaired	–	–	320	320	5%	222	4%

Total loan guarantees	$ 5,855	$ 457	$ 320	$ 6,632	100%	$ 5,638	100%

(1)

Investment grade exposure represents obligors with credit ratings of BBB- and above, as determined based on our internal credit risk-rating methodology. Exposures are presented before the effects of any risk-mitigation strategies.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2024, 9% of our loans receivable exposure was collateralized mainly by aircraft and rolling stock (2023 – 10%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2024 was $5,568 million (2023 – $6,101 million) of which $180 million (2023 – $260 million) was for our impaired portfolio. For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral.

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2024 was $2,013 million (2023 – $1,855 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,869 million (2023 – $1,722 million).

143	EDC 2024 INTEGRATED ANNUAL REPORT

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)		Dec. 31, 2024			Dec. 31, 2023

	Gross carrying amount	Allowance for losses	Net carrying amount	Gross carrying amount	Allowance for losses	Net carrying amount

Loans receivable	59,725	1,340	58,385	58,961	1,720	57,241

Loan commitments	14,131	30	14,101	11,644	100	11,544

Loan guarantees	6,632	290	6,342	5,638	290	5,348

Total	$ 80,488	$ 1,660	$ 78,828	$ 76,243	$ 2,110	$ 74,133

During 2024, we made changes to our models as described below.

We replaced the model used in the estimation of expected credit losses, which incorporates increased granularity based on country, industry and entity type, as well as an increased number of macroeconomic variables. The impact of updating our allowance model resulted in a $500 million decrease to our allowance for losses and represented a change in accounting estimate.

One component of the ECL calculation where management uses judgement is in assessing significant increase in credit risk. In our determination of whether an asset has experienced a significant increase in credit risk, we use a threshold based on the relative change in the estimated probability of default for the remaining expected life of an instrument relative to the corresponding probability of default at origination. During 2024 we updated our PD thresholds from two to five categories to better reflect the credit quality of our assets, resulting in reduced sensitivity and volatility of stage changes. The impact of updating our PD thresholds resulted in a $253 million decrease to our allowance for losses, included as a part of the overall impact of $500 million noted above, and represents a change in accounting estimate.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2024. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•

Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•

New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Model changes, due to the updating of our quantitative model used to estimate expected credit losses including any staging impacts;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

As of December 31, 2024, if our performing portfolio was measured using Stage 1 ECL, total ECL would be $461 million (2023 – $632 million). If our performing portfolio was measured using Stage 2 ECL, total ECL would be $1,278 million (2023 – $1,469 million).

We forecast three macroeconomic scenarios when calculating the ECL at the reporting date. As of December 31, 2024, the impact of weighting the multiple macroeconomic variable scenarios increased total ECL on our performing portfolio by $93 million relative to the base case scenario (2023 – $64 million).

144	EDC 2024 INTEGRATED ANNUAL REPORT

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2024 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2024 Total

Allowance for losses on loans receivable

Balance beginning of year	141	766	813	1,720

Provision for (reversal of) credit losses

Transfer to stage 1	217	(217)	–	–

Transfer to stage 2	(88)	164	(76)	–

Transfer to stage 3	–	(126)	126	–

Remeasurements	(162)	249	687	774

New originations	58	64	47	169

Net repayments and maturities	(38)	(128)	(106)	(272)

Model changes	8	(330)	(17)	(339)

Total provision for (reversal of) credit losses	(5)	(324)	661	332

Write-offs	–	–	(811)	(811)

Foreign exchange translation	8	31	60	99

Balance end of year	144	473	723	1,340

Stage 3 allowance consists of:

Impairment loss (gain) on originated credit-impaired loan			(6)

Individual allowance			729

Total stage 3 allowance			723

Allowance for losses on loan commitments

Balance beginning of year	11	86	3	100

Provision for (reversal of) credit losses

Transfer to stage 1	5	(5)	–	–

Transfer to stage 2	(3)	3	–	–

Remeasurements	(12)	(21)	4	(29)

New originations	32	6	9	47

Net repayments and maturities	(13)	(11)	(7)	(31)

Model changes	(4)	(55)	(1)	(60)

Total provision for (reversal of) credit losses	5	(83)	5	(73)

Foreign exchange translation	1	2	–	3

Balance end of year	17	5	8	30

Allowance for losses on loan guarantees

Balance beginning of year	54	97	139	290

Provision for (reversal of) credit losses

Transfer to stage 1	57	(57)	–	–

Transfer to stage 2	(50)	50	–	–

Transfer to stage 3	(1)	(25)	26	–

Remeasurements	(55)	55	94	94

New originations	67	20	40	127

Net repayments and maturities	(12)	(20)	(96)	(128)

Model changes	(14)	(87)	–	(101)

Total provision for (reversal of) credit losses	(8)	(64)	64	(8)

Foreign exchange translation	3	3	2	8

Balance end of year	49	36	205	290

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 210	$ 514	$ 936	$ 1,660

145	EDC 2024 INTEGRATED ANNUAL REPORT

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2023 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2023 Total

Allowance for losses on loans receivable

Balance beginning of year	246	683	701	1,630

Provision for (reversal of) credit losses

Transfer to stage 1	115	(115)	–	–

Transfer to stage 2	(146)	148	(2)	–

Transfer to stage 3	–	(65)	65	–

Remeasurements	(145)	199	114	168

New originations	116	62	34	212

Net repayments and maturities	(45)	(144)	(53)	(242)

Total provision for (reversal of) credit losses	(105)	85	158	138

Write-offs	–	–	(35)	(35)

Foreign exchange translation	–	(2)	(11)	(13)

Balance end of year	141	766	813	1,720

Stage 3 allowance consists of:
Impairment loss on originated credit-impaired loan			45

Individual allowance			768

Total stage 3 allowance			813

Allowance for losses on loan commitments

Balance beginning of year	10	–	–	10

Provision for (reversal of) credit losses

Transfer to stage 1	11	(11)	–	–

Transfer to stage 2	(18)	18	–	–

Remeasurements	(20)	80	4	64

New originations	30	1	1	32

Net repayments and maturities	(1)	(1)	(2)	(4)

Total provision for credit losses	2	87	3	92

Foreign exchange translation	(1)	(1)	–	(2)

Balance end of year	11	86	3	100

Allowance for losses on loan guarantees

Balance beginning of year	82	39	79	200

Provision for (reversal of) credit losses

Transfer to stage 1	118	(118)	–	–

Transfer to stage 2	(113)	118	(5)	–

Transfer to stage 3	(7)	(22)	29	–

Remeasurements	(137)	127	77	67

New originations	128	–	1	129

Net repayments and maturities	(16)	(47)	(42)	(105)

Total provision for (reversal of) credit losses	(27)	58	60	91

Foreign exchange translation	(1)	–	–	(1)

Balance end of year	54	97	139	290

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 206	$ 949	$ 955	$ 2,110

146	EDC 2024 INTEGRATED ANNUAL REPORT

MACROECONOMIC VARIABLES

The following table presents our average forecasted macroeconomic variables over the next year and the remaining forecast period, for the base forecast and upside and downside scenarios. The key macroeconomic variables listed in the chart below have an impact on the forward-looking PD curves for our portfolio.

							Dec. 31, 2024

	Base Forecast			Upside Scenario			Downside Scenario
	Average value over the next 12 months	Average value over the remaining forecast period	(1)	Average value over the next 12 months	Average value over the remaining forecast period	(1)	Average value over the next 12 months	Average value over the remaining forecast period	(1)

World GDP (% change)	3.1	3.1		4.6	3.3		0.5	3.2

Industrialized Country GDP, YoY%	1.7	1.9		2.9	2.0		(0.6)	1.9

Developing Country GDP, YoY%	4.2	4.0		5.8	4.2		1.4	4.1

Canada GDP, YoY%	1.8	2.0		3.3	2.2		(0.0)	2.0

US GDP, YoY%	2.2	2.3		3.5	2.5		0.9	2.2

China GDP, YoY%	4.5	3.8		6.4	4.1		2.2	3.9

Canada Unemployment Rate, %(2)	6.7	6.2		6.3	5.5		7.2	6.8

US Unemployment Rate, %(2)	4.4	4.4		4.1	4.2		5.1	5.5

Exchange Rate (Period Average), US$ per CAD	0.70	0.79		0.73	0.79		0.65	0.78
West Texas Intermediate, US$ per barrel	65.8	66.8		68.2	72.6		50.5	59.2

							Dec. 31, 2023

	Base Forecast			Upside Scenario			Downside Scenario
	Average value over the next 12 months	Average value over the remaining forecast period	(1)	Average value over the next 12 months	Average value over the remaining forecast period	(1)	Average value over the next 12 months	Average value over the remaining forecast period	(1)

World GDP (% change)	2.8	3.1		3.0	3.5		1.9	3.0

Industrialized Country GDP, YoY%	1.1	1.7		1.3	2.1		0.4	1.7

Developing Country GDP, YoY%	4.1	4.0		4.3	4.4		3.1	3.9

Canada GDP, YoY%	0.8	2.3		1.1	2.8		(0.0)	2.1

US GDP, YoY%	1.2	1.8		1.4	2.2		0.5	1.6

China GDP, YoY%	4.6	3.9		4.8	4.3		3.4	3.5

US Domestic Demand, YoY%	0.9	2.0		1.2	2.5		0.3	1.8

Exchange Rate (Period Average), US$ per CAD	0.74	0.81		0.74	0.81		0.72	0.77

West Texas Intermediate, US$ per barrel	76.0	69.1		76.1	73.9		70.9	57.6

Natural Gas Price (Henry Hub), US$ per Mil.BTU	3.2	3.6		3.2	3.7		2.8	3.1

(1) The remaining forecast period is generally four years.

(2) Macroeconomic variables were introduced in 2024 as part of the model changes.

7. Investments

(in millions of Canadian dollars)		Dec. 31, 2024		Dec. 31, 2023
	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	1,485	1,523	1,132	1,216

Loans and debt securities	256	181	196	147

	1,741	1,704	1,328	1,363

Fund investments	1,225	1,833	1,127	1,726

Total	$2,966	$ 3,537	$2,455	$ 3,089

147	EDC 2024 INTEGRATED ANNUAL REPORT

8. Insurance Contracts

The following table provides a breakdown of our insurance contract liabilities by portfolio:

(in millions of Canadian dollars)				Dec. 31, 2024				Dec. 31, 2023

	Liabilities for remaining coverage				Liabilities for remaining coverage
	Excluding loss component	Loss component	Liabilities for incurred claims	Insurance contract liabilities	Excluding loss component	Loss component	Liabilities for incurred claims	Insurance contract liabilities

Credit insurance(1)	(26)	16	107	97	(19)	21	140	142

International trade guarantees	106	16	(13)	109	103	20	1	124

Political risk insurance	18	18	(3)	33	22	30	–	52

Total	$ 98	$ 50	$ 91	$ 239	$ 106	$ 71	$ 141	$ 318

(1)	Includes insurance contract liabilities related to financial institutions insurance of $11 million (2023 – $2 million).

Changes to the insurance contract liabilities as at and for the year ended December 31 were as follows:

(in millions of Canadian dollars)						2024

			Liabilities for incurred claims
	Liabilities for remaining coverage			Contracts under PAA

	Excluding loss component	Loss component	Contracts not under PAA	Estimates of present value of future cash flows	Risk adjustment	Total

Balance beginning of year	106	71	–	128	13	318

Insurance revenue	(350)	–	–	–	–	(350)

Insurance service expenses(2)	17	(28)	6	175	1	171

Insurance service result	(333)	(28)	6	175	1	(179)

Insurance finance expenses	(6)	7	–	10	1	12

Total changes in net income	(339)	(21)	6	185	2	(167)

Premiums received	346	–	–	–	–	346

Claims and other insurance service expenses paid	–	–	(9)	(234)	–	(243)

Acquisition cash flows	(15)	–	–	–	–	(15)

Total cash flows	331	–	(9)	(234)	–	88

Balance end of year	$98	$50	$(3)	$79	$15	$ 239

(2)	Insurance acquisition cash flows related to credit insurance were $28 million for the year ended December 31, 2024 (2023 – $32 million) and expensed as incurred.

148	EDC 2024 INTEGRATED ANNUAL REPORT

(in millions of Canadian dollars)						2023

			Liabilities for incurred claims
	Liabilities for remaining coverage			Contracts under PAA

	Excluding loss component	Loss component	Contracts not under PAA	Estimates of present value of future cash flows	Risk adjustment	Total

Balance beginning of year	92	87	–	156	15	350

Insurance revenue	(331)	–	–	–	–	(331)

Insurance service expenses	18	(21)	17	197	(1)	210

Insurance service result	(313)	(21)	17	197	(1)	(121)

Insurance finance expenses	1	5	–	(1)	(1)	4

Total changes in net income	(312)	(16)	17	196	(2)	(117)

Premiums received	343	–	–	–	–	343

Claims and other insurance service expenses paid	–	–	(17)	(224)	–	(241)

Acquisition cash flows	(17)	–	–	–	–	(17)

Total cash flows	326	–	(17)	(224)	–	85

Balance end of year	$ 106	$ 71	$ –	$ 128	$ 13	$ 318

9. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)				2024				2023
	Head office building	Office space	Computer hardware	Total	Head office building	Office space	Computer hardware	Total

Balance beginning of year	91	16	1	108	98	19	1	118

Additions	–	12	–	12	–	–	–	–

Depreciation	(7)	(3)	–	(10)	(7)	(3)	–	(10)

Balance end of year	$ 84	$ 25	$ 1	$ 110	$ 91	$ 16	$ 1	$ 108

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2024:

(in millions of Canadian dollars)	2024	2023

Under 1 year	15	14

1 to 5 years	57	54

Over 5 years	116	119

Total undiscounted lease liabilities	188	187

Total lease liabilities end of year	$ 147	$ 143

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2024 were $173 million (2023 – $196 million).

149	EDC 2024 INTEGRATED ANNUAL REPORT

10. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage from 4% up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added to the SRP. The assets of the DB and DC components of the SRP plan are co-mingled and managed by one independent investment manager chosen by EDC. The RPP and SRP defined benefit plans’ durations are 17 and 16 years respectively. The RPP and SRP are collectively referred to as “the Plans”.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 19 years.

PLAN AMENDMENTS DURING THE YEAR

In 2024, there were no material amendments made to the pension plans.

GOVERNANCE STRUCTURE

EDC’s pension plan governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC), the Management Pension Committee (MPC) at the executive level, the Pension Investment Advisory Committee (PIAC) and the DC Pension Advisory Council (DC Council) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension plans that have not been retained by the Board or the HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan providers, oversees and supports pension activities undertaken by the PIAC and DC Council. The PIAC monitors funds’ investment performance, meets with the investment managers on a periodic basis and provides recommendations to the MPC. The DC Council provides input on the DC component of the plan and needs of members.

150	EDC 2024 INTEGRATED ANNUAL REPORT

RISK MITIGATION

The RPP’s and the SRP’s investments are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be unusual. For the DB component of the RPP, and the comingled DB and DC components of the SRP, Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to major asset classes to reduce the level of risk. For the DC component of the RPP, the SIPP describes the investment structure of the offering and the default offering to members. The SIPPs are reviewed at least annually and changes are made if required.

For the DC component of the Plan, employees make their own investment choices for both employee and employer amounts, from a selection of investment options. The returns associated with these choices are tracked in individual notional accounts. The Plan does not invest its assets using the employees’ choices but guarantees that employee asset values will match their tracked account. If necessary, the Corporation will contribute additional funds to align asset values to employee notional balances. No contribution was required in 2024 or 2023.

FUNDING RISK

For the DB component of the RPP, and the comingled DB and DC components of the SRP, funding risk is the risk that the investment asset growth and contribution rates of the pension plans will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

Due to the nature of the plan, there is no funding risk associated with the DC component of the RPP.

Benefits for the other benefit plans are unfunded. Funding risk is the risk that cashflows will be insufficient to cover benefits. To mitigate this risk, we monitor expected benefit payments projected by the actuary.

OTHER RISKS

DB obligations are subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the DB component of the pension plans and other post-employment benefits can be significant and volatile at times.

151	EDC 2024 INTEGRATED ANNUAL REPORT

The following table presents a reconciliation of the net asset and obligation of the DB component of the pension plans and other post-employment benefit plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)				2024				2023

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,239	135	173	1,547	1,057	110	162	1,329

Current service costs	19	1	5	25	15	1	5	21

Interest cost on benefit obligation	58	6	8	72	56	6	8	70

Employee contributions	10	1	–	11	10	1	–	11

Actuarial (gain) loss from:

changes in plan experience	(8)	(5)	(2)	(15)	17	8	(8)	17

changes in financial assumptions	(21)	(2)	(4)	(27)	116	13	15	144

changes in demographic assumptions	9	(4)	1	6	–	–	(3)	(3)

Benefits paid	(35)	(4)	(5)	(44)	(32)	(4)	(6)	(42)

Obligation end of year(1)	1,271	128	176	1,575	1,239	135	173	1,547

Fair value of plan assets:

Fair value beginning of year	1,667	168	–	1,835	1,475	145	–	1,620

Interest income on plan assets	76	8	–	84	77	8	–	85

Return (loss) on plan assets, excluding interest income on plan assets	173	17	–	190	137	6	–	143

Employer contributions	–	1	5	6	10	12	6	28

Employee contributions	10	1	–	11	10	1	–	11

DC employer contribution withdrawn from DB surplus(2)	(17)	–	–	(17)	(9)	–	–	(9)

Benefits paid	(35)	(4)	(5)	(44)	(32)	(4)	(6)	(42)

Administrative costs	(1)	(1)	–	(2)	(1)	–	–	(1)

Fair value end of year(1)	1,873	190	–	2,063	1,667	168	–	1,835

Funded status – plan surplus (deficit)(3)	$ 602	$ 62	$ (176)	$ 488	$ 428	$ 33	$ (173)	$ 288

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)	Represents the portion of the RPP DB surplus used to fund the RPP DC employer contributions. Please see the funding and solvency valuation section for background and details.

(3)

On the Consolidated Statement of Financial Position, the RPP and SRP is classified as retirement benefit assets totalling $664 million (2023 – $461 million), and the other benefit plans are classified as retirement benefit liabilities totalling $176 million (2023 – $173 million).

152	EDC 2024 INTEGRATED ANNUAL REPORT

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to fund future benefit payments. For the DB component of the RPP, investments are made in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an Asset-Liability Management (ALM) study is performed to ensure that investment policies are appropriate in terms of risk and return profiles, and to ensure proper positioning to meet long-term funding obligations. The results of the ALM study are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC. At December 31, 2024, the asset mix is within the acceptable range permitted by the SIPP.

The following table outlines the target allocation and asset mix of the Plans’ defined benefit component:

		Registered Pension Plan		Supplementary Retirement Plan(1)

	2024 Target %	2024%	2023%	2024%	2023%

Cash	–	–	–	43	49

Fixed income	30	30	31	–	–

Equities	65	66	65	57	51

Alternatives	5	4	4	–	–

Total	100	100	100	100	100

(1)	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 3.

(in millions of Canadian dollars)			Dec. 31, 2024				Dec. 31, 2023

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	554	–	554	–	516	–	516

Equities	–	1,351	–	1,351	–	1,159	–	1,159

Alternatives	–	–	74	74	–	–	75	75

Other(2)	84	–	–	84	85	–	–	85

Total	$ 84	$ 1,905	$ 74	$ 2,063	$ 85	$ 1,675	$ 75	$ 1,835

(2)	Represents cash and cash held with CRA.

153	EDC 2024 INTEGRATED ANNUAL REPORT

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)				2024				2023

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	19	1	5	25	15	1	5	21

Administrative costs	1	1	–	2	1	–	–	1

Service costs	20	2	5	27	16	1	5	22

Interest cost on benefit obligation	58	6	8	72	56	6	8	70

Interest income on plan assets	(76)	(8)	–	(84)	(77)	(8)	–	(85)

Net interest on the defined benefit liability (asset)	(18)	(2)	8	(12)	(21)	(2)	8	(15)

Total defined benefit expense	2	–	13	15	(5)	(1)	13	7

Defined contribution expense	17	–	–	17	16	1	–	17

Total	$ 19	$ –	$ 13	$ 32	$ 11	$ –	$ 13	$ 24

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the Plans:

Assumptions		Dec. 31, 2024			Dec. 31, 2023
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%

Inflation(1)	2.1% in 2025	2.1% in 2025	n/a	2.5% in 2024,	2.5% in 2024,	n/a

	2.0% thereafter	2.0% thereafter		2.1% in 2025,	2.1% in 2025,

				2.0% thereafter	2.0% thereafter

Rate of compensation increase(2)	3.5%	3.5%	4.7%	3.5%	3.5%	4.7%

Benefit plan expense:

Discount rate on projected defined benefit obligation	4.6%	4.6%	4.6%	5.3%	5.3%	5.1%

Inflation	2.5% in 2024	2.5% in 2024	n/a	3.7% in 2023,	3.7% in 2023,	n/a

	2.1% in 2025	2.1% in 2025		2.2% in 2024,	2.2% in 2024,

	2.0% thereafter	2.0% thereafter		2.0% thereafter	2.0% thereafter

Rate of compensation increase(2)	3.5%	3.5%	4.7%	3.5%	3.5%	4.2%

Mortality table(3)		CPM2014 Public table		(scale CPM-B)

Medical cost trend rate(4)	–	–	4.0%	–	–	4.0%

Dental care trend	–	–	4.0%	–	–	4.0%

(1)	The inflation rate is not explicitly used for the other benefit plans and is implicitly included in trend rates.

(2)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(3)	Size adjustment factors of 0.9 (2023 – nil) for the Registered Pension Plan and 0.85 (2023 – 0.75) for the Supplementary Retirement Plan were applied to the mortality table for both Male and Female.

(4)	Medical cost trend rate remains flat over the years.

154	EDC 2024 INTEGRATED ANNUAL REPORT

Due to the long-term nature of defined benefit plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgement and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables. Actuarial adjustments to the tables are applied when recommended by the Plans’ actuaries.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions on defined benefits, actuarial gains or losses arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been transferred out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2024				2023

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss):
plan experience	8	5	2	15	(17)	(8)	8	(17)

demographic assumptions	(9)	4	(1)	(6)	–	–	3	3

financial assumptions	21	2	4	27	(116)	(13)	(15)	(144)

	20	11	5	36	(133)	(21)	(4)	(158)

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	173	17	–	190	137	6	–	143

Total	$ 193	$ 28	$ 5	$ 226	$ 4	$ (15)	$ (4)	$ (15)

155	EDC 2024 INTEGRATED ANNUAL REPORT

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)			Dec. 31, 2024

Sensitivity of Assumptions	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Discount rate

Impact of: 1% increase ($)	(180)	(17)	(27)	(224)

1% decrease ($)	230	22	35	287

Longevity risk sensitivity

Impact of: increase of 1 year in life expectancy	32	3	5	40

Rate of compensation increase

Impact of: 1% increase ($)	19	10	1	30

1% decrease ($)	(21)	(6)	(1)	(28)

Inflation rate assumption(1)

Impact of: 0.25% increase ($)	45	5	n/a	50

0.25% decrease ($)	(43)	(5)	n/a	(48)

(1)	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $4 million and the obligation by $41 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $3 million and the obligation by $31 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2024				2023

	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	–	1	5	6	8	1	6	15

Special contributions	–	–	–	–	2	11	–	13

Total defined benefit cash payments	–	1	5	6	10	12	6	28
DC

Total defined contribution cash payments	17	–	–	17	16	1	–	17

Total cash payments	$ 17	$ 1	$ 5	$ 23	$ 26	$ 13	$ 6	$ 45

We expect to contribute $24 million to the Plans in 2025 which includes $18 million to the RPP DC component of the plan and $6 million for the other benefit plans. No contributions are expected to be paid to the DB component of each plan due to the current funding valuation results. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

156	EDC 2024 INTEGRATED ANNUAL REPORT

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund the DB component of the pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2023. The next formal valuation for the RPP will be conducted by the Plan’s actuaries in 2027 and will be as at December 31, 2026, or earlier at EDC’s discretion. The next formal valuation for the SRP will be conducted by the Plan’s actuaries in 2025 and will be as at December 31, 2024.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The DB RPP ratios as at December 31, 2023 were 155.0% (2022 – 158.9%) on a going-concern basis and 124.6% (2022 – 110.8%) on a solvency basis. Since the RPP surplus exceeds 25% of the going concern funding target and the solvency ratio exceeds 105%, following the filing of the December 31, 2023 RPP valuation report in June 2024, no employer DB contributions are permitted until the wind-up excess has been reduced to less than 5% of the wind-up liabilities. The current RPP DB surplus is being used to fund the RPP DC employer contributions beginning in June 2023. In 2024, the RPP DB surplus contributed $17 million (2023 – $9 million) to the RPP DC plan as employer contributions. The solvency ratio for the SRP as at December 31, 2023 was 105.9% (2022 – 91.2%). Because the SRP’s funded ratio was higher than 100%, no solvency deficit contributions were required in 2024.

11. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Other receivables	124	97

Property, plant and equipment	38	41

Reinsurance contract assets	37	65

Prepaid expenses	28	26

Intangible assets	23	31

Assets held for sale	–	12

Total	$ 250	$ 272

12. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Canada Account payable	93	55

Employee benefit accruals	92	83

Bank overdraft	60	–

Trade payables and accruals	49	41

Loan security deposits	23	24

Other payables and credits	23	15

Total	$ 340	$ 218

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. The costs incurred related to the program are recoverable from Canada Account.

13. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 5 for further details on our derivative instruments.

157	EDC 2024 INTEGRATED ANNUAL REPORT

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)	Dec. 31, 2024			Dec. 31, 2023

	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	7,802	–	7,802	12,690	–	12,690

Long-term payables
due within current year	11,977	–	11,977	11,530	–	11,530

over one year(1)	40,755	212	40,967	30,889	–	30,889

Total long-term payables	52,732	212	52,944	42,419	–	42,419

Total	$ 60,534	$ 212	$ 60,746	$ 55,109	$ –	$ 55,109

(1)	Includes accrued interest of $11M (2023 – $nil).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $60,222 million (2023 – $55,072 million), $312 million less than the December 2024 fair value (2023 – $37 million less).

In 2024, there were foreign exchange translation losses of $5 million (2023 – gains of $1 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 20 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)	2024			2023
	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	12,690	42,419	55,109	13,753	36,815	50,568

Net cash flows	(5,587)	7,356	1,769	(872)	5,131	4,259

Non-cash changes

Foreign exchange translation	798	2,786	3,584	(266)	(517)	(783)

Fair value changes	(2)	249	247	(1)	752	751

Change in accrued interest	(97)	134	37	76	238	314

Balance end of year	$ 7,802	$ 52,944	$ 60,746	$ 12,690	$ 42,419	$ 55,109

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $621 million (2023 – $1,712 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 5.

158	EDC 2024 INTEGRATED ANNUAL REPORT

14. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)			Dec. 31, 2024				Dec. 31, 2023
Year of maturity	Debt issues	Swap contracts	Net	Yield(1) (%)	Debt issues	Swap contracts	Net	Yield(1) (%)

Fixed rate issues

2024	–	–	–	–	9,840	(9,840)	–	–

2025	9,899	(9,899)	–	–	6,877	(6,877)	–	–

2026	6,359	(6,359)	–	–	5,712	(5,712)	–	–

2027	12,028	(11,939)	89	0.55	8,895	(8,806)	89	0.55

2028	10,053	(9,909)	144	4.00	8,466	(8,333)	133	4.00

2029	9,475	(9,274)	201	7.13	–	–	–	–

2030 to 2034	1,438	(1,438)	–	–	–	–	–	–

2035 and beyond	72	(72)	–	–	–	–	–	–

Subtotal	49,324	(48,890)	434	5.33	39,790	(39,568)	222	2.84

Floating rate issues

2024	–	–	–		14,100	9,879	23,979

2025	9,661	10,107	19,768		1,182	6,950	8,132

2026	–	6,530	6,530		–	5,773	5,773

2027	–	11,955	11,955		–	8,806	8,806

2028	1,438	10,156	11,594		–	8,374	8,374

2029	–	9,422	9,422		–	–	–

2030 to 2034	–	1,438	1,438		–	–	–

2035 and beyond	–	72	72		–	–	–

Subtotal	11,099	49,680	60,779	4.35	15,282	39,782	55,064	5.29

Total	$60,423	$ 790	$61,213		$55,072	$ 214	$55,286

(1)	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2024, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)			Dec. 31, 2024
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	21,415	20,738	22,026	1,872	66,051

Swap contracts

Receivable	(13,710)	(20,838)	(25,193)	(1,872)	(61,613)

Payable	14,703	22,003	25,785	1,880	64,371

Total	$ 22,408	$ 21,903	$ 22,618	$ 1,880	$ 68,809

Credit exposure and other details of derivative instruments are included as part of Note 5.

159	EDC 2024 INTEGRATED ANNUAL REPORT

15. Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each (2023 – $15.0 billion consisting of 150 million shares). The number of shares issued and fully paid is 60.46 million (2023 – 84.9 million). These shares entitle our shareholder to receive a dividend from time to time.

As agreed to with our shareholder, for 2022 onwards dividends and/or special dividends will be paid by way of a share buyback until such time that our share capital returns to pre-pandemic levels. In 2024, we repurchased 24.44 million shares at a price of $100 per share for a total of $2.44 billion based on the capital position of our core programs, the Business Credit Availability Program (BCAP) and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio. No shares were repurchased in 2023.

16. Capital Management

We have a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that we have adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the ICAAP expectations from the Office of the Superintendent of Financial Institutions. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an A solvency level, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our consolidated financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard which determines the level of demand for capital that is required to cover our exposures in exceptional circumstances. In 2024, we lowered our solvency standard from AA to A based on a review of practices by comparable export credit agencies and our objective to continue to deploy capital in support of Canadian exporters while maintaining financial self-sustainability. This change also aligns our capital adequacy levels to the Government of Canada’s Capital and Dividend Policy Framework for Financial Crown Corporations that was revised as part of the 2024 Federal Budget.

17. Loan Revenue

(in millions of Canadian dollars)	2024	2023

Loan interest – floating rate	3,321	3,048

Loan interest – fixed rate	482	457

Loan fee revenue	181	151

Impaired revenue	50	51

Total	$ 4,034	$ 3,707

160	EDC 2024 INTEGRATED ANNUAL REPORT

18. Interest Expense

(in millions of Canadian dollars)	2024	2023

Loans payable and derivatives

Short-term payables	536	672

Long-term payables and derivatives – floating	2,354	1,922

Long-term payables and derivatives – fixed(1)	286	281

Other	4	3

Total	$ 3,180	$ 2,878

(1)	Includes interest expense for debt classified at amortized cost of $11 million (2023 – $7 million).

19. Net Insurance Service Result

Insurance revenue, insurance service expenses and reinsurance service expenses broken down by portfolio was as follows:

(in millions of Canadian dollars)					2024					2023
	Credit insurance (2)	International trade guarantees	Political risk insurance	Treaty reinsurance	Total	Credit insurance (2)	International trade guarantees	Political risk insurance	Treaty reinsurance	Total

Insurance revenue	149	194	7	–	350	155	168	8	–	331

Insurance expenses:

Incurred claims and other expenses	(140)	(76)	(1)	–	(217)	(149)	(39)	(2)	–	(190)

Reversal of (losses on) onerous contracts	8	6	14	–	28	(3)	9	15	–	21

Acquisition expenses(3)	(29)	(16)	–	–	(45)	(33)	(16)	(1)	–	(50)

Changes to liabilities for incurred claims	32	8	(5)	–	35	(7)	(1)	(15)	–	(23)

Insurance service result	20	116	15	–	151	(37)	121	5	–	89

Reinsurance service expenses	(2)	(7)	(14)	(21)	(44)	(2)	(10)	(4)	(5)	(21)

Total	$ 18	$ 109	$ 1	$ (21)	$ 107	$ (39)	$ 111	$ 1	$ (5)	$ 68

(2)	Includes insurance revenue of $10 million (2023 – $10 million) and insurance service expenses of $11 million (2023 – $4 million) related to financial institutions insurance.
(3)	Includes $28 million of acquisition expenses related to credit insurance (2023 – $32 million) that were expensed as incurred.

161	EDC 2024 INTEGRATED ANNUAL REPORT

20. Other (Income) Expenses

(in millions of Canadian dollars)	2024	2023

Net realized (gains) losses

Investments	(76)	(32)

Marketable securities(1)	21	51

Sale of loan assets	21	9

Derivatives	(40)	(36)

Other	–	7

Total net realized (gains) losses	(74)	(1)

Net unrealized (gains) losses

Investments	98	(75)

Marketable securities(1)	(14)	(137)

Derivatives	(588)	(519)

Loans payable	243	772

Fair value adjustments on loan disbursements	(3)	–

Total net unrealized (gains) losses	(264)	41

Foreign exchange translation	(13)	(30)

Total	$ (351)	$ 10

(1)  Includes gains and losses related to cash equivalents.

21. Administrative Expenses

(in millions of Canadian dollars)	2024	2023

Salaries and benefits	394	378

Systems costs	76	62

Professional services	70	103

Occupancy	29	27

Information services	25	24

Pension benefit expense	19	11

Marketing and communications	17	19

Amortization and depreciation	16	22

Other post-employment benefits and severance expense	13	13

Travel, hospitality and conferences	8	8

Other	15	17

Total administrative expenses	$ 682	$ 684

Amounts attributed to insurance contracts	(100)	(107)

Total	$ 582	$ 577

Amounts attributed to insurance contracts are included in insurance service results under Note 19 and are therefore excluded from the total administrative expenses. Includes $68 million of salaries and benefits (2023 – $73 million), $13 million of system costs (2023 –$13 million), and $3 million of professional services (2023 – $3 million).

162	EDC 2024 INTEGRATED ANNUAL REPORT

22. Commitments, Contingencies and Contractual Obligations

FINANCING COMMITMENTS

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $14,131 million (2023 – $11,644 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

At December 31, 2024 undisbursed amounts on commercial signed loan agreements with committed fixed rates totalled $904 million with an average estimated spot yield of 1.13% (2023 – $73 million at 8.59%) and agreements with committed floating rate loans totalled $13,227 million with an average spread of 2.17% (2023 – $11,571 million at 2.01%). All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of risk-free rates (RFR) for U.S. dollars. There were no undisbursed sovereign commitments in 2024 (2023 – nil).

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $2,295 million (2023 – $2,794 million) and loan guarantees of $110 million (2023 – $771 million) as well as unallocated unconfirmed lines of credit of $196 million (2023 – $132 million).

The third type of financing commitment relates to undisbursed investment commitments of $1,451 million (2023 – $1,122 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance contracts, reinsurance contracts, indemnities and guarantees of $90 billion. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Insurance in force:

Credit insurance	18,638	17,427

Financial institutions insurance	3,584	2,114

International trade guarantee	17,117	15,295

Political risk insurance	262	313

Treaty reinsurance(1)	(311)	(287)

Total insurance in force	39,290	34,862

Loan guarantees	6,632	5,638

Total	$ 45,922	$ 40,500

(1)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2024 totalled $39,290 million (2023 – $34,862 million). Net insurance contract liabilities related to this exposure on the Consolidated Statement of Financial Position was $202 million (2023 – $253 million); refer to Note 8 for further details. For details regarding insurance products and risks refer to Note 23.

163	EDC 2024 INTEGRATED ANNUAL REPORT

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to obligors. Calls on guarantees result in our recognition of a loan asset within our consolidated financial statements and become a direct obligation of the exporter or buyer. At the end of 2024, loan guarantees with performing obligors were $6,312 million of which $109 million were secured (2023 – $5,416 million in performing guarantees of which $80 million were secured). Loan guarantees with impaired obligors were $320 million for 2024 of which none were secured (2023 – $222 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Deferred guarantee fee revenue	43	44

Allowance for losses on loan guarantees	290	290

Total	$ 333	$ 334

Maturity Analysis

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)						Dec. 31, 2024
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Treaty reinsurance	(1)	Total

2025	14,664	3,306	8,409	53	5,343	(311)		31,464

2026	3,410	275	6,567	–	17	–		10,269

2027	506	3	1,836	21	641	–		3,007

2028	46	–	222	20	–	–		288

2029	9	–	15	53	152	–		229

2030 – 2034	3	–	67	48	5	–		123

2035 and beyond	–	–	1	67	474	–		542

Total	$ 18,638	$ 3,584	$ 17,117	$ 262	$ 6,632	$ (311)		$ 45,922

(in millions of Canadian dollars)						Dec. 31, 2023
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Treaty reinsurance	(1)	Total

2024	13,666	1,938	7,145	17	4,744	(287)		27,223

2025	3,271	175	5,983	62	–	–		9,491

2026	441	1	426	–	41	–		909

2027	45	–	1,577	56	849	–		2,527

2028	1	–	20	59	1	–		81

2029	3	–	79	–	1	–		83

2030 – 2034	–	–	–	119	2	–		121

2035 and beyond	–	–	65	–	–	–		65

Total	$ 17,427	$ 2,114	$ 15,295	$ 313	$ 5,638	$ (287)		$ 40,500

(1)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

164	EDC 2024 INTEGRATED ANNUAL REPORT

CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2024, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $438 million (2023 – $211 million).

23. Financial Instrument and Insurance Risks

The principal risks that we are exposed to as a result of holding financial instruments and issuing insurance contracts are credit risk, market risk and liquidity risk. In addition, we are exposed to insurance risk as a result of issuing insurance contracts.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 92 to 93  and pages 99 to 103  to of this integrated annual report.

Concentration of credit risk exposure exists when a large counterparty or a number of counterparties operate in the same geographical market or industry, engage in similar activities or as a result of large insurance contracts with specific entities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty, including risk limits imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Exposure in excess of these limits requires the approval of our Board of Directors.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors. Our objectives, policies and processes for managing market risk as well as the methods we use to measure this risk and a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 101  and 102  of this integrated annual report.

Market risk may also arise from market events that affect the fair market value of our investments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

165	EDC 2024 INTEGRATED ANNUAL REPORT

Foreign Exchange Risk

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Fair Market Value Risk

Fair market value risk is the risk of fluctuations in the market value of investments due to changes in market conditions. We are exposed to potential negative impacts on the value of financial instruments resulting from market volatility, economic conditions, and investee company performance.

For disclosure on market value techniques and sensitivity analysis on the fair market value of the investments using unobservable inputs, refer to Note 3 of this integrated annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash, cash equivalents and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 103  of this integrated annual report.

INSURANCE RISK

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced. Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. The impact of changes in relevant risk variables is not material.

CONCENTRATIONS OF FINANCIAL INSTRUMENT RISKS

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Marketable securities and derivative instruments	(1)	Risk transfer	Dec. 31, 2024 Exposure		Dec. 31, 2023 Exposure

Country						$	%	$	%

United States	10,053	282	7,122		29	17,486	22	17,760	23

Canada	6,699	4,838	3,337		85	14,959	19	14,439	18

Chile	8,806	8	–		(144)	8,670	11	7,580	10

United Kingdom	6,217	1	95		570	6,883	9	7,640	10

Australia	4,826	17	494		–	5,337	7	5,289	7

India	2,714	8	–		(4)	2,718	3	2,274	3

Germany	2,283	1	198		–	2,482	3	2,598	3

Brazil	2,268	126	–		–	2,394	3	1,352	1

Mexico	1,882	142	–		–	2,024	2	2,183	3

Spain	1,353	5	–		–	1,358	2	1,512	2

Other	12,624	1,204	1,829		(536)	15,121	19	15,324	20

Total	$ 59,725	$ 6,632	$ 13,075		$ –	$ 79,432	100	$ 77,951	100

(1)	Includes cash and cash equivalents.

166	EDC 2024 INTEGRATED ANNUAL REPORT

The following table provides a breakdown of the concentration of credit risk by industry for our financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Marketable securities and derivative instruments	(1)	Risk transfer	Dec. 31, 2024 Exposure		Dec. 31, 2023 Exposure

Industry						$	%	$	%

Commercial:

Transportation and storage	13,160	161	–		(231)	13,090	17	13,954	18

Utilities	10,671	992	–		(35)	11,628	15	12,269	16

Manufacturing	8,813	2,197	–		–	11,010	14	9,673	12

Finance and insurance	4,822	32	4,888		901	10,643	13	10,017	13

Resources	8,449	308	–		(631)	8,126	10	7,588	10

Information	6,460	133	–		(4)	6,589	8	5,801	7

Wholesale and retail trade	2,191	737	–		–	2,928	4	3,381	4

Commercial properties	2,144	50	–		–	2,194	3	2,229	3

Professional services	863	260	–		–	1,123	1	2,073	3

Construction	387	175	–		–	562	1	799	1

Other	1,083	1,587	–		–	2,670	3	2,463	3

Total commercial	59,043	6,632	4,888		–	70,563	89	70,247	90

Sovereign	682	–	8,187		–	8,869	11	7,704	10

Total	$ 59,725	$ 6,632	$ 13,075		$ –	$ 79,432	100	$ 77,951	100

(1)	Includes cash and cash equivalents.

CONCENTRATIONS OF INSURANCE CONTRACT RISKS

We primarily issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

Concentrations of risk for our insurance business are based on the four principal insurance solutions that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year.

International Trade Guarantee

Our international trade guarantee solution provides cover for exporter’s contractual performance and certain commercial obligations on exposure terms often greater than one year and includes performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the beneficiary. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the beneficiary and foreign bank on supplier guarantees, lease bonds and other commercial obligations. These guarantees stipulate a recovery provision whereby the exporter agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the non-settlement risks associated with foreign exchange forward contracts and other foreign exchange hedging derivatives.

167	EDC 2024 INTEGRATED ANNUAL REPORT

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy. We stopped issuing new policies within this program in 2020.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active contracts at the reporting date.

The concentration of credit risk by country of risk for our insurance contracts by maximum gross exposure was as follows:

(in millions of Canadian dollars)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	(1)	Reinsurance ceded	Dec. 31, 2024 Exposure		Dec. 31, 2023 Exposure

Country							$	%	$	%

Canada	873	384	17,365	–		(290)	18,332	46	16,660	47

United States	10,547	893	–	–		(154)	11,286	28	10,005	28

Mexico	836	28	–	45		(34)	875	2	886	3

United Kingdom	585	194	–	–		(9)	770	2	567	2

China	454	127	–	46		(16)	611	2	509	1

Singapore	267	142	2	–		–	411	1	257	1

Brazil	302	37	–	45		(23)	361	1	345	1

Australia	346	–	1	–		(8)	339	1	319	1

Japan	328	–	–	–		–	328	1	242	1

Bahamas	78	254	–	–		(6)	326	1	254	1

Other	4,265	1,525	24	487		(258)	6,043	15	5,180	14

Subtotal	$ 18,881	$ 3,584	$ 17,392	$ 623		$ (798)	$ 39,682	100	$ 35,224	100

Country limits in excess of policy limits	–	–	–	(125)		44	(81)	–	(75)	–

Treaty reinsurance(2)	–	–	–	–		(311)	(311)	–	(287)	–

Total	$ 18,881	$ 3,584	$ 17,392	$ 498		$ (1,065)	$ 39,290	100	$ 34,862	100

(1)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $498 million (2023 – $593 million) for all the policies in political risk insurance.

(2)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

168	EDC 2024 INTEGRATED ANNUAL REPORT

The concentration of credit risk by industry for our insurance contracts was as follows:

(in millions of Canadian dollars)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Dec. 31, 2024 Exposure		Dec. 31, 2023 Exposure

Industry						$	%	$	%

Finance and insurance	2,345	3,584	5,586	–	(201)	11,314	29	8,462	24

Manufacturing	8,406	–	1,980	122	(82)	10,426	26	9,404	26

Wholesale and retail trade	4,231	–	520	–	(22)	4,729	12	4,339	12

Utilities	726	–	3,476	–	(41)	4,161	11	3,478	10

Resources	1,039	–	2,450	–	(150)	3,339	8	3,555	10

Construction	66	–	2,259	150	(77)	2,398	6	2,343	7

Information	924	–	195	–	(85)	1,034	3	1,450	4

Professional services	455	–	424	154	(42)	991	2	950	3

Transportation and storage	599	–	269	–	–	868	2	829	2

Administrative services	28	–	91	72	(54)	137	–	108	1

Other	62	–	142	–	–	204	1	231	1

Subtotal	18,881	3,584	17,392	498	(754)	39,601	100	35,149	100

Treaty reinsurance(1)	–	–	–	–	(311)	(311)	–	(287)	–

Total	$ 18,881	$ 3,584	$ 17,392	$ 498	$ (1,065)	$39,290	100	$34,862	100

(1)	Represents treaty reinsurance agreements covering most international trade guarantee obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

We use a rating system to assign risk levels to our insurance customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits in our credit insurance portfolio, based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2024	Dec. 31, 2023

Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	32%	28%

Moderate	BBB+ to BBB-	Baa1 to Baa3	23%	25%

Medium	BB+ to BB	Ba1 to Ba2	18%	20%

High	BB- to B-	Ba3 to B3	21%	22%

Priority watch	CCC+ to D	Caa1 to C	6%	5%

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee solution were as follows:

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	9,804	8,586

BB+ to B-	6,916	6,295

CCC+ and below	397	414

Total	$ 17,117	$ 15,295

169	EDC 2024 INTEGRATED ANNUAL REPORT

Within our financial institutions insurance solution, we had insurance exposure outstanding of $1,925 million (2023 – $1,059 million) that was rated as investment grade and $1,659 million (2023 – $1,055 million) rated as non-investment grade.

Concentrations of market risk in our insurance business primarily result from large contracts denominated in currencies which differ from our functional currency. The total exposure denominated in foreign currencies, net of facultative reinsurance but excluding treaty reinsurance, was $29,832 million (2023 – $25,716 million), of which 97% was in U.S. dollars (2023 – 97% in US dollars).

The following table provides a maturity analysis of the discounted net cash flows for insurance and reinsurance contracts based on the present value of the future cash flows expected to be paid out in each period. Liabilities for remaining coverage measured under the premium allocation approach have been excluded from this analysis.

(in millions of Canadian dollars)	Dec. 31, 2024				Dec. 31, 2023

	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Insurance contracts

Credit insurance	88	(2)	–	86	127	1	–	128

Financial institutions insurance	8	(1)	–	7	–	–	–	–

International trade guarantees	(16)	(1)	–	(17)	9	(16)	–	(7)

Political risk insurance	7	15	(1)	21	8	20	11	39

Total insurance contracts	87	11	(1)	97	144	5	11	160

Reinsurance contracts

Political risk insurance	(2)	(5)	(1)	(8)	(5)	(10)	(5)	(20)

Treaty reinsurance	(11)	–	–	(11)	(25)	–	–	(25)

Total reinsurance contracts	(13)	(5)	(1)	(19)	(30)	(10)	(5)	(45)

Total	$ 74	$ 6	$ (2)	$ 78	$ 114	$ (5)	$ 6	$ 115

For the credit insurance portfolio, insurance risk is monitored through review of the claims development. As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)

Accident Year	2020	2021	2022	2023	2024	Total

Estimate of ultimate claims:

At end of accident year	190	93	76	97	83

One year later	112	54	60	50

Two years later	91	46	88

Three years later	89	50

Four years later	88

Estimate of ultimate claims at Dec. 31, 2024	88	50	88	50	83	359

Cumulative claims paid at Dec. 31, 2024(1)	92	52	53	47	23	267

2020-2024 Liabilities for incurred claims at Dec. 31, 2024	(4)	(2)	35	3	60	92

2010-2019 Liabilities for incurred claims at Dec. 31, 2024						(5)

Effect of risk adjustment and discounting						12

Liabilities for incurred claims at Dec. 31, 2024						$ 99

(1)	Includes gross claims paid and claims-related expenses net of direct recoveries.

170	EDC 2024 INTEGRATED ANNUAL REPORT

24. Structured Entities

A structured entity (SE) is defined as an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to have control over the SE and the SE is consolidated within our financial statements. When we do not control the SE, the SE is not consolidated.

CONSOLIDATED STRUCTURED ENTITIES

Aircraft and helicopters that have been repossessed due to loan foreclosures are placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $nil at the end of 2024 (2023 – $12 million).

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation industry. As we do not control these entities, they are not consolidated. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2024	Dec. 31, 2023

SEs included in the Consolidated Statement of Financial Position

Gross loans receivable and loan guarantees	2,766	3,260

Allowance for losses on loans	(147)	(158)

Net loans receivable and loan guarantees	2,619	3,102

Fund investments	1,833	1,726

Maximum exposure in the Consolidated Statement of Financial Position	4,452	4,828

Commitments and guarantees(1)

Commitments

Signed loan agreements	–	130

Letters of offer	–	397

Fund investments	1,417	1,110

Maximum exposure to commitments and guarantees	1,417	1,637

Maximum exposure to unconsolidated structured entities	$ 5,869	$ 6,465

(1) Included in commitments and guarantees in Note 22.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

25. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

171	EDC 2024 INTEGRATED ANNUAL REPORT

FINDEV CANADA CONCESSIONAL FINANCING

In 2021, our subsidiary FinDev Canada received a $75.9 million Concessional Facility (CF) from Global Affairs Canada (GAC). The CF is an arrangement between GAC and FinDev Canada for the purpose of fulfilling the Government of Canada’s Gender Smart COVID-19 Recovery Facility. FinDev Canada will hold, manage, administer, use and invest the funds under the facility, with related financial results reported to GAC and consolidated within the financial statements of the Government of Canada. The portion of the facility allocated for administrative expenses incurred are recorded within our consolidated financial statements as deferred revenue until earned. At December 31, 2024, deferred revenue of $6 million represented the unrecognized portion of donor contributions from GAC (2023 – $7 million).

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 26, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. In 2020, we also began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We are compensated for expenses and overhead relating to Canada Account activities. In 2024, the administrative expense recovery related to overhead was $7 million (2023 – $7 million) and was netted against administrative expenses on the Consolidated Statement of Comprehensive Income. During 2024, we incurred $78 million (2023 – $90 million) of recoverable expenses related to administering the CEBA program.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•

Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•

Executive Management team and Designated Positions, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•

The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2023-2024 was within the range of $458,500– $538,400.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2024	2023

Salaries and other short-term benefits(1)	8	8

Post-employment benefits(2)	1	1

Total	$ 9	$ 9

(1)	Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)	Includes pensions and post-employment life insurance, as applicable.

172	EDC 2024 INTEGRATED ANNUAL REPORT

26. Canada Account Transactions

Pursuant to the Act, the Minister of International Trade and Intergovernmental Affairs and President of the King’s Privy Council for Canada, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the consolidated financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $45.0 billion at the end of December 2024 (2023 – $49.3 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $100 billion (2023 – $115 billion). The position against the statutory limit at the end of 2024, determined in accordance with the requirements of the Act, was $51.7 billion (2023 – $70.6 billion).

27. Subsequent Event

In March 2025, the Government of Canada and EDC announced the Trade Impact Program whereby EDC will assist Canadian companies affected by uncertainty stemming from U.S. tariffs. Starting in 2025, the program will deploy up to $5 billion over two years through our existing suite of commercial financing and insurance solutions, to help Canadian exporters reach new markets and help companies navigate the economic challenges imposed by the tariffs.

We expect that the new program will have an impact on several of our consolidated financial statement line items and on our financial results in future years. The timing and size of those impacts is not possible to forecast at this time.

173	EDC 2024 INTEGRATED ANNUAL REPORT

Ten-Year Review

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Gross loans receivable	59,725	58,961	54,193	48,437	54,772

Accrued interest and fees receivable	433	449	312	156	188

Deferred loan revenue and other credits	(308)	(369)	(323)	(248)	(238)

Allowance for losses on loans	(1,340)	(1,720)	(1,630)	(1,760)	(2,630)

Net loans receivable	58,510	57,321	52,552	46,585	52,092

Assets held for sale

Investments	3,537	3,089	2,771	2,707	2,032

Cash, cash equivalents and marketable securities	11,271	8,956	9,814	9,289	10,745

Reinsurance contract assets(1)	37	65	60	110	150

Property, plant and equipment	38	41	40	44	40

Intangible assets	23	31	46	63	84

Other assets	2,730	2,011	2,446	1,817	2,554

Total Assets	$76,146	$71,514	$67,729	$60,615	$67,697

Loans payable	60,746	55,109	50,568	43,525	45,020

Other liabilities	3,275	2,827	4,176	1,572	2,217

Allowance for losses on loan commitments	30	100	10	20	50

Insurance contract liabilities(1)	239	318	350	670	820

Loan guarantees	333	334	234	188	300

Total Liabilities	64,623	58,688	55,338	45,975	48,407

Share capital	6,046	8,490	8,490	12,300	12,300

Retained earnings	5,477	4,336	3,901	2,340	6,990

Equity	11,523	12,826	12,391	14,640	19,290

Total Liabilities and Equity	$76,146	$71,514	$67,729	$60,615	$67,697

(1)	2024 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

174	EDC 2024 INTEGRATED ANNUAL REPORT

Statement of Financial Position

as at December 31

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Gross loans receivable	51,601	54,609	51,199	55,375	53,326

Accrued interest and fees receivable	242	272	241	236	200

Deferred loan revenue and other credits	(278)	(315)	(313)	(361)	(390)

Allowance for losses on loans	(930)	(820)	(1,363)	(1,552)	(1,715)

Net loans receivable	50,635	53,746	49,764	53,698	51,421

Assets held for sale

Investments	1,627	1,342	1,124	1,005	848

Cash, cash equivalents and marketable securities	10,930	13,289	8,214	7,389	7,694

Reinsurance contract assets(1)	120	150	103	116	141

Property, plant and equipment	43	50	54	55	53

Intangible assets	108	110	106	92	71

Other assets	1,109	693	755	769	741

Total Assets	$64,572	$69,380	$60,120	$63,124	$60,969

Loans payable	52,404	55,448	47,114	49,101	46,909

Other liabilities	1,755	2,519	2,152	3,359	3,936

Allowance for losses on loan commitments	10	20	14	78	113

Insurance contract liabilities(1)	500	890	608	656	688

Loan guarantees	147	158	192	167	158

Total Liabilities	54,816	59,035	50,080	53,361	51,804

Share capital	1,333	1,333	1,333	1,333	1,333

Retained earnings	8,423	9,012	8,707	8,430	7,832

Equity	9,756	10,345	10,040	9,763	9,165

Total Liabilities and Equity	$64,572	$69,380	$60,120	$63,124	$60,969

(1)	2024 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

175	EDC 2024 INTEGRATED ANNUAL REPORT

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Financing and investment revenue:

Loan	4,034	3,707	1,931	1,462	1,830

Finance lease	–	–	–	–	–

Marketable securities and cash equivalents	381	399	175	82	165

Investments	23	25	26	16	14

Total financing and investment revenue	4,438	4,131	2,132	1,560	2,009

Interest expense	3,180	2,878	973	324	760

Leasing and financing related expenses	57	41	32	25	26

Net Financing and Investment Income	1,201	1,212	1,127	1,211	1,223

Loan Guarantee Fees	89	78	73	97	55

Insurance revenue(1)	350	331	290	285	265

Insurance service expenses(1)	(199)	(242)	(100)	–	–

Reinsurance service expenses(1)	(44)	(21)	(45)	(33)	(35)

Net Insurance Service Result	107	68	145	252	230

Other (Income) Expenses	(351)	10	(460)	(741)	(195)

Administrative Expenses	582	577	533	619	556

Income before Credit Losses and Claims-Related Expenses	1,166	771	1,272	1,682	1,147

Provision for (Reversal of) Credit Losses	251	321	69	(554)	2,083

Net Claims-Related Expenses (Recovery)(1)	–	–	–	(51)	416

Net Income (Loss)	915	450	1,203	2,287	(1,352)

Other comprehensive income (loss)	226	(15)	167	343	(81)

Comprehensive Income (Loss)	$ 1,141	$ 435	$ 1,370	$ 2,630	$ (1,433)

(1)	2024 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

176	EDC 2024 INTEGRATED ANNUAL REPORT

Statement of Comprehensive Income

for the year ended December 31

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Financing and investment revenue:

Loan	2,295	2,207	1,915	1,720	1,475

Finance lease	–	–	–	1	5

Marketable securities and cash equivalents	255	257	93	73	60

Investments	7	9	9	9	8

Total financing and investment revenue	2,557	2,473	2,017	1,803	1,548

Interest expense	1,307	1,219	715	450	183

Leasing and financing related expenses	31	33	45	37	28

Net Financing and Investment Income	1,219	1,221	1,257	1,316	1,337

Loan Guarantee Fees	55	48	43	40	41

Insurance revenue(1)	243	243	239	229	224

Insurance service expenses(1)	–	–	–	–	–

Reinsurance service expenses(1)	(41)	(39)	(39)	(37)	(30)

Net Insurance Service Result	202	204	200	192	194

Other (Income) Expenses	110	(98)	34	76	(200)

Administrative Expenses	538	497	431	385	351

Income before Credit Losses and Claims-Related Expenses	828	1,074	1,035	1,087	1,421

Provision for (Reversal of) Credit Losses	240	(11)	(119)	(31)	437

Net Claims-Related Expenses (Recovery)(1)	126	255	157	46	59

Net Income (Loss)	462	830	997	1,072	925

Other comprehensive income (loss)	(40)	44	66	26	24

Comprehensive Income (Loss)	$ 422	$ 874	$ 1,063	$ 1,098	$ 949

(1)	2024 to 2022 amounts have been prepared in accordance with IFRS 17. Prior year amounts have not been restated and are prepared in accordance with IFRS 4.

177	EDC 2024 INTEGRATED ANNUAL REPORT

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Financing

Direct financing	19,284	26,458	24,586	18,285	18,143

Guarantees	3,778	4,422	3,401	3,707	3,247

	23,062	30,880	27,987	21,992	21,390

FinDev Canada business facilitated	707	331	207	361	144

Total	23,769	31,211	28,194	22,353	21,534

Insurance

Credit insurance	81,395	80,188	86,620	71,030	58,201

Financial institutions insurance	6,863	6,482	6,573	6,733	9,189

International trade guarantee	12,046	13,175	11,386	10,381	11,701

Political risk insurance	–	645	833	865	1,867

Total	100,304	100,490	105,412	89,009	80,958

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	59,725	58,961	54,193	48,437	54,772

Value of investments	3,537	3,089	2,771	2,707	2,032

Value of undisbursed loans	14,131	11,644	11,345	10,526	15,706

Value of undisbursed investments	1,451	1,122	1,043	884	770

Value of loan disbursements	15,967	21,059	20,227	16,196	25,345

Value of disbursements for investments	830	598	736	413	387

Value of liability on loan guarantees	5,311	4,676	4,324	4,010	4,016

Undisbursed amounts on loan guarantees	1,321	962	94	389	157

Amounts available for allocation under unallocated unconfirmed LOC	196	132	98	133	159

Loan amounts rescheduled	–	2	7	65	–

Loan amounts written off	940	65	183	93	94

Number of current lines of credit and protocols	7	7	6	6	6

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	39,290	34,862	32,665	28,579	28,987

Value of claims paid	194	205	77	54	164

Value of claims recovered	45	36	44	18	27

Value of claims outstanding at end of year	791	938	901	946	971

Value of claims under consideration at end of year	38	115	125	112	105

Number of policies issued	6,128	6,337	6,919	6,984	7,912

Number of insurance policies and guarantees in force	8,613	8,559	8,643	8,970	8,627

178	EDC 2024 INTEGRATED ANNUAL REPORT

Corporate Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2019	2018	2017	2016	2015

Financing

Direct financing	25,008	27,109	26,756	26,587	24,277

Guarantees	2,078	2,053	1,601	1,483	1,133

	27,086	29,162	28,357	28,070	25,410

FinDev Canada business facilitated	85	39	–	–	–

Total	27,171	29,201	28,357	28,070	25,410

Insurance

Credit insurance	57,569	58,555	55,827	55,724	60,175

Financial institutions insurance	6,915	4,259	8,205	7,421	7,666

International trade guarantee	8,612	10,204	8,795	8,098	8,149

Political risk insurance	2,407	2,438	2,551	2,728	2,805

Total	75,503	75,456	75,378	73,971	78,795

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	51,601	54,609	51,199	55,375	53,326

Value of investments	1,627	1,342	1,124	1,005	848

Value of undisbursed loans	17,965	20,778	20,784	19,147	19,928

Value of undisbursed investments	839	736	785	914	903

Value of loan disbursements	21,692	31,240	27,625	22,709	18,800

Value of disbursements for investments	311	268	270	237	209

Value of liability on loan guarantees	2,972	2,993	2,473	2,411	2,086

Undisbursed amounts on loan guarantees	580	281	143	103	101

Amounts available for allocation under unallocated unconfirmed LOC	158	121	112	181	109

Loan amounts rescheduled	–	–	–	24	–

Loan amounts written off	105	119	43	193	42

Number of current lines of credit and protocols	7	8	12	13	16

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	23,690	23,930	21,648	22,693	24,314

Value of claims paid	465	74	201	110	143

Value of claims recovered	18	56	44	23	15

Value of claims outstanding at end of year	892	772	791	732	806

Value of claims under consideration at end of year	8	319	310	305	307

Number of policies issued	6,744	7,980	6,750	6,490	6,623

Number of insurance policies and guarantees in force	7,574	7,776	7,318	7,302	7,383

179	EDC 2024 INTEGRATED ANNUAL REPORT

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2024	2023	2022	2021	2020

Financing

Canada Emergency Business Account	–	–	–	2,400	55,022

Direct financing	60,640	18,669	29,170	–	17,308	(2)

Subtotal	60,640	18,669	29,170	2,400	72,330

Insurance

Credit insurance	–	–	–	–	–

Total	60,640	18,669	29,170	2,400	72,330

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	44,563	48,496	57,776	62,081	48,843

Value of undisbursed loans	6,495	3,590	4,425	3,031	8,236

Value of loan disbursements (net of guarantees)	18,325	250	2,736	15,875	41,438

Value of liability on loan guarantees	74	16,159	4,850	11	33

Undisbursed amounts on loan guarantees	526	2,341	5,150	–	–

Loan amounts rescheduled	–	–	2	4	–

Number of transactions financed	8	4	4	–	5

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–	–	–	–	–

Value of claims outstanding at end of year	–	–	–	–	–

Number of policies issued	–	–	–	–	–

Number of insurance policies and guarantees in force	–	–	–	–	–

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes renewal activity considered new signings.

180	EDC 2024 INTEGRATED ANNUAL REPORT

Canada Account

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2019		2018	2017	2016	2015	(1)

Financing

Canada Emergency Business Account	–		–	–	–	–

Direct financing	9,370	(2)	8,000	–	–	156

Subtotal	9,370		8,000	–	–	156

Insurance

Credit insurance	28		15	36	28	41

Total	9,398		8,015	36	28	197

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	7,767		6,593	2,586	2,998	3,359

Value of undisbursed loans	1,734		1,210	–	–	–

Value of loan disbursements (net of guarantees)	1,931		5,290	–	–	156

Value of liability on loan guarantees	55		76	98	121	142

Undisbursed amounts on loan guarantees	–		–	–	–	–

Loan amounts rescheduled	–		–	–	–	–

Number of transactions financed	4		1	–	–	2

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–		–	5	3	7

Value of claims outstanding at end of year	–		–	–	–	–

Number of policies issued	–		–	–	–	–

Number of insurance policies and guarantees in force	–		1	1	1	1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.
(2)	Includes renewal activity considered new signings.

181	EDC 2024 INTEGRATED ANNUAL REPORT

Glossary of Financial Terms

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

Capital Adequacy – A measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Claims Ratio – Net claims incurred as a percentage of net written premium.

Co-insurance – Leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies in force and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Cross Currency Interest Rate Swaps – Transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Forwards – Commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Foreign Exchange Swaps – Commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest Rate Swaps – Transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Loan, marketable securities, cash equivalents and investment revenues net of interest expense and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, net insurance service expenses, unrealized gains and losses, and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Structured Notes – Hybrid securities that combine debt instruments with derivative components.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

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